Prospectus Supplement

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-217991

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Note	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
2.500% Senior Notes due 2030	$500,000,000	98.864%	$494,320,000	$64,162.74

Total	$500,000,000		$494,320,000	$64,162.74

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. The total registration fee due for this offering is $64,162.74.

Prospectus supplement

(To prospectus dated May 12, 2017)

$500,000,000

Martin Marietta Materials, Inc.

2.500% Senior Notes due 2030

Martin Marietta Materials, Inc. is offering $500,000,000 aggregate principal amount of its 2.500% Senior Notes due 2030 (the “notes”). The notes will accrue interest from, and including, March 16, 2020 at a per annum rate of 2.500%, and will be payable in arrears on March 15 and September 15 of each year, beginning on September 15, 2020. The notes will mature on March 15, 2030.

We have the option to redeem some or all of the notes prior to their stated maturity date at any time and from time to time, as described under the heading “Description of the notes—Optional redemption.” If a Change of Control Repurchase Event (as defined herein) occurs, we will be required to offer to repurchase all of the outstanding notes at a repurchase price equal to 101% of their principal amount, plus unpaid interest, if any, accrued thereon to, but excluding, the date of repurchase, unless we have exercised our right to redeem the notes in full. See “Description of the notes—Change of Control Repurchase Event.”

The notes will be our senior unsecured obligations, will rank equally in right of payment with all of our existing and future senior indebtedness and will rank senior in right of payment to all of our future subordinated indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will not be guaranteed by any of our subsidiaries and will be structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade accounts payable) and preferred equity of our subsidiaries.

Investing in the notes involves risks. See “Risk factors” beginning on page S-15 for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Public offering price(1)	Underwriting discount	Proceeds, before expenses, to Martin Marietta(1)

Per note	98.864%	0.650%	98.214%

Total	$494,320,000	$3,250,000	$491,070,000

(1)	Plus accrued interest, if any, from March 16, 2020.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We do not intend to apply to list the notes on any securities exchange or to arrange for the notes to be quoted on any automated interdealer quotation system.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, against payment, on or about March 16, 2020.

Joint book-running managers

Deutsche Bank Securities	J.P. Morgan
Wells Fargo Securities	SunTrust Robinson Humphrey

Senior Co-managers

PNC Capital Markets LLC	Regions Securities LLC

Co-managers

MUFG	Comerica Securities	Siebert Williams Shank

Prospectus supplement, dated March 5, 2020

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying base prospectus or in any related free writing prospectus is accurate as of any date other than the date of the document containing such information. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Prospectus supplement

Prospectus

S-i

About this prospectus supplement and the accompanying base prospectus

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes being offered and also adds to and updates information contained in the accompanying base prospectus. The second part, the base prospectus, gives more general information, some of which may not apply to the notes being offered. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “base prospectus,” we are referring only to the base prospectus.

If the information contained or incorporated by reference in this prospectus supplement varies in any way from the information contained or incorporated by reference in the accompanying base prospectus, you should rely on the information contained or incorporated by reference in this prospectus supplement. If the information contained in this prospectus supplement varies in any way from the information incorporated by reference herein, you should rely on the more recent document.

This prospectus and the documents incorporated by reference herein may include market share, ranking, industry data and forecasts that we obtained from industry publications, surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position and ranking are based on market data currently available to us, management’s estimates and assumptions we have made regarding the size of our markets within our industry. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and independent sources. This information may prove to be inaccurate because of the method by which we obtain some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of data and other limitations and uncertainties. In addition, while we believe the market position and ranking information included or incorporated by reference herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding our industry data presented or incorporated by reference herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2019 incorporated by reference herein. Certain numerical figures set forth in this prospectus have been subject to rounding adjustments.

We expect that delivery of the notes will be made to investors on or about March 16, 2020, which will be the seventh business day following the date of this prospectus supplement (such settlement cycle being referred to as “T + 7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially settle in T + 7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the delivery date of the notes should consult their advisors.

It is important for you to read and consider all information contained in this prospectus supplement, each related free writing prospectus, if any, the accompanying base prospectus and the documents they incorporate by reference in making your investment decision.

Where you can find more information

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Martin Marietta Materials, Inc., that file electronically with the SEC at http://www.sec.gov. Our SEC filings are also available at our web site at http://www.martinmarietta.com. Except for documents filed with the SEC and incorporated by reference into this prospectus supplement and the accompanying base prospectus, no information contained in, or that can be accessed through, our website is to be considered part of this prospectus supplement or the accompanying prospectus supplement.

This prospectus supplement and the accompanying base prospectus, which forms a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus supplement, the accompanying base prospectus or any documents incorporated by reference concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

Incorporation by reference

The rules of the SEC allow us to “incorporate by reference” information into this prospectus from other documents we have filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the information contained in the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 21, 2020;

•

portions of our Proxy Statement on Schedule 14A filed on April 10, 2019 for our 2019 Annual Meeting of Shareholders incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2018; and

•

the description of our common stock set forth in our registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on January 13, 1994, and any amendment or report filed for the purpose of updating that description.

All reports and other documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the completion of the offering of the notes (other than any report or document, or portion of a report or document, that is furnished under applicable SEC rules rather than filed) shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document that is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about Martin Marietta Materials, Inc. or otherwise. The agreements may contain representations and warranties, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Martin Marietta Materials, Inc.

2710 Wycliff Road

Raleigh, North Carolina 27607-3033

Attn: Investor Relations

Telephone: (919) 781-4550

You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information were included in this prospectus.

Information regarding forward-looking statements

This prospectus and any related free writing prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements that relate to the future involve risks and uncertainties, and are based on assumptions that we believe in good faith are reasonable but which may be materially different from actual results. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance. Any or all of our forward-looking statements made in this prospectus supplement, any related free writing prospectus, the accompanying base prospectus or any documents incorporated by reference may turn out to be wrong.

Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

The risks, uncertainties and assumptions involved in our forward-looking statements, many of which are discussed in more detail in our filings with the SEC, including without limitation in the “Risk factors” section included elsewhere in this prospectus supplement and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein, include, but are not limited to the following:

•	the performance of the United States economy;

•	shipment declines resulting from economic events beyond our control;

•	a widespread decline in aggregates pricing, including a decline in aggregates shipment volume negatively affective aggregates price;

•	the history of both cement and ready mixed concrete being subject to significant changes in supply, demand and price fluctuations;

•	the termination, capping and/or reduction of the federal and/or state gasoline tax(es) or other revenue related to public construction;

•	the level and timing of federal, state and/or local transportation or infrastructure of public projects funding, most particularly in Texas, Colorado, North Carolina, Georgia, Iowa and Maryland;

•	the volatility in the commencement of infrastructure projects;

•	the United States Congress’ inability to reach agreement among themselves or with the current administration on policy issues that impact the federal budget;

•	the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures;

•	levels of construction spending in the markets we serve;

•	a reduction in defense spending, and the subsequent impact on construction activity on or near military bases;

•	a decline in the commercial component of the nonresidential construction market, notably office and retail space;

•	a decline in energy-related construction activity resulting from a sustained period of low global oil prices or changes in oil production patterns in response to this decline, particularly in Texas;

•	increasing residential mortgage rates and other factors that could result in a slowdown in residential construction;

•

unfavorable weather conditions, particularly Atlantic Ocean and Gulf of Mexico hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Company, any of which can significantly affect production schedules, volumes, product and/or geographic mix and profitability;

•

the volatility of fuel costs, particularly diesel fuel, and the impact on the cost, or the availability generally, of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Magnesia Specialties business, natural gas;

•	continued increases in the cost of other repair and supply parts;

•	construction labor shortages and/or supply-chain challenges;

•	unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to production facilities;

•	increasing governmental regulation, including environmental laws;

•	the failure of relevant government agencies to implement expected regulatory reductions;

•

transportation availability or a sustained reduction in capital investment by the railroads, notably the availability of railcars, locomotive power and the condition of rail infrastructure to move trains to supply the Company’s Texas, Colorado, Florida, North Carolina and the Gulf Coast markets, including the movement of essential dolomitic lime for magnesia chemicals to the Company’s plant in Manistee, Michigan and its customers;

•

increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments;

•	availability of trucks and licensed drivers for transport of the Company’s materials;

•	availability and cost of construction equipment in the United States;

•	weakening in the steel industry markets served by the Company’s dolomitic lime products;

•

trade disputes with one or more nations impacting the U.S. economy, including the impact of tariffs on the steel industry; unplanned changes in costs or realignment of customers that introduce volatility to earnings, including that of the Magnesia Specialties business;

•	proper functioning of information technology and automated operating systems to manage or support operations;

•	inflation and its effect on both production and interest costs;

•	the concentration of customers in construction markets and the increased risk of potential losses on customer receivables;

•	the impact of the level of demand in the Company’s end-use markets, production levels and management of production costs on the operating leverage and therefore profitability of the Company;

•

the possibility that the expected synergies from acquisitions will not be realized or will not be realized within the expected time period, including achieving anticipated profitability to maintain compliance with the Company’s leverage ratio debt covenant;

•	changes in tax laws, the interpretation of such laws and/or administrative practices that would increase the Company’s tax rate;

•	violation of the Company’s debt covenant if price and/or volumes return to previous levels of instability;

•	downward pressure on the Company’s common stock price and its impact on goodwill impairment evaluations; and

•	the possibility of a reduction of the Company’s credit rating to non-investment grade.

You should consider all of our forward-looking statements in light of these factors. In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of our forward-looking statements. For more information about these and other factors, see our Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is incorporated by reference herein.

Summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying base prospectus. This is not intended to be a complete description of the matters covered in this prospectus supplement and the accompanying base prospectus and is subject, and qualified in its entirety by reference, to the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this prospectus supplement and the accompanying base prospectus. Unless otherwise indicated or the context requires otherwise, all references to “Martin Marietta,” the “Company,” “we,” “us” and “our” refer to Martin Marietta Materials, Inc. and its consolidated subsidiaries.

See “Risk factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2019 for factors that you should consider before investing in the notes and “Information regarding forward-looking statements” for information relating to statements contained in this prospectus supplement that are not historical facts.

Our company

We are a natural resource-based building materials company. We supply aggregates (crushed stone, sand and gravel) through our network of more than 300 quarries, mines and distribution yards in 27 states, Canada, the Bahamas and the Caribbean Islands. In the western United States, we also provide cement and downstream products, namely, ready mixed concrete, asphalt and paving services in markets where we have a leading aggregates position. Specifically, we have two cement plants in Texas, and ready mixed concrete and asphalt operations in Texas, Colorado and Wyoming. Paving services are exclusively in Colorado. Our heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the “Building Materials” business. We also operate a Magnesia Specialties business with production facilities in Michigan and Ohio. The Magnesia Specialties business produces magnesia-based chemical products that are used in industrial, agricultural and environmental applications. It also produces dolomitic lime sold primarily to customers in the steel and mining industries. Magnesia Specialties’ products are shipped to customers worldwide.

Building materials business

The Building Materials business consists of aggregates, cement, ready mixed concrete, asphalt and road paving product lines. We are a leading supplier of aggregates and heavy building materials for the construction industry in the United States. The aggregates product line mines, processes and sells granite, limestone, sand, gravel and other crushed stone products for use in all sectors of public infrastructure, nonresidential and residential construction industries, as well as railroad ballast, agricultural, chemical, environmental and other uses.

Cement is the basic binding agent for concrete, a primary construction material which, like aggregates, is also used in infrastructure, nonresidential and residential construction, as well as the railroad, agricultural, utility and environmental industries. Consequently, the cement industry is cyclical and dependent on the strength of the construction sector. We produce Portland and specialty cements in our cement product line from our two production plants in Texas. The principal raw material used in cement production is calcium carbonate in the form of limestone. We own more than 600 million tons of limestone reserves adjacent to our Texas facilities.

Ready mixed concrete is a versatile construction building material that results from combining cement, coarse and fine aggregates (gravel, crushed stone and sand) with water and various chemical admixtures. The admixtures serve varying purposes, depending on customers’ needs, including relieving internal pressure and increasing resistance to cracking; retarding the hardening process to make concrete more workable in hot weather; strengthening concrete by reducing its water content; accelerating the hardening process and reducing the time required for curing; and facilitating the placement of concrete having low water content. Our aggregates and cement product lines provide materials to the ready mixed concrete product line.

The asphalt and road paving product lines use a combination of aggregates and liquid asphalt principally for road construction. Asphalt products are also used for nonresidential and residential construction, namely for parking lots and roads. Liquid asphalt, or bitumen, is derived from an energy refining process that converts a barrel of oil into other fuels and petrochemical products. Our aggregates product line provides materials to the asphalt and road paving product line.

Our ready mixed concrete and asphalt and road paving product lines are included in the West Group reportable segment and are based in Colorado, Texas and Wyoming. Our cement product line, with its two cement plants in Texas, is also included in the West Group reportable business segment.

In 2019, our Building Materials business shipped and delivered aggregates, cement, ready mixed concrete and asphalt and road paving products from a network of more than 300 aggregates quarries, mines and yards, two cement plants, several cement distribution facilities, 141 ready mixed concrete plants and seven asphalt plants, to customers in 31 states, Canada, the Bahamas and the Caribbean. For the year ended December 31, 2019, the Building Materials business generated total revenues of approximately $4.5 billion, gross profit of approximately $1.1 billion and earnings from operations of approximately $894 million.

Magnesia specialties business

We manufacture and market, through our Magnesia Specialties business, magnesia-based chemical products for industrial, agricultural and environmental applications, and dolomitic lime for use primarily in the steel industry. These chemical products have varying uses, including flame retardants, wastewater treatment, pulp and paper production and other environmental applications. In 2019, approximately 69% of Magnesia Specialties’ total revenues were attributable to chemical products, approximately 30% to lime and approximately 1% to stone sold as construction materials. For the year ended December 31, 2019, the Magnesia Specialties business generated total revenues of approximately $271 million, gross profit of approximately $95 million and earnings from operations of approximately $84 million.

Corporate information

We were formed in 1993 as a North Carolina corporation to serve as successor to the operations of the materials group of the organization that is now Lockheed Martin Corporation. Our principal executive offices are located at 2710 Wycliff Road, Raleigh, North Carolina 27607-3033, and our telephone number is (919) 781-4550.

Risk factors

Before investing in the notes, you should carefully consider the information under “Risk factors” beginning on page S-15 of this prospectus supplement as well as all other information included in this prospectus, including the information in the documents incorporated by reference into this prospectus.

The offering

The following is a brief summary of some of the terms of the notes and is not intended to be complete. For a more complete description of the terms of the notes see “Description of the notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying base prospectus. As used in this section, “we,” “our” and “us” refer only to Martin Marietta Materials, Inc. and not to its consolidated subsidiaries.

Issuer	Martin Marietta Materials, Inc., a North Carolina corporation.

Notes offered	$500,000,000 aggregate principal amount of 2.500% Senior Notes due 2030.

Issue price	The issue price for the notes is 98.864% of principal amount, plus accrued interest, if any, from March 16, 2020.

Stated maturity dates	The notes will mature on March 15, 2030.

Interest and payment dates	The notes will accrue interest from, and including, March 16, 2020 at a per annum rate of 2.500%, payable in arrears on March 15 and September 15 of each year, beginning on September 15, 2020.

Ranking	The notes will be our senior unsecured obligations, will rank equally in right of payment with all of our existing and future senior indebtedness and will rank senior in right of payment to any of our future subordinated indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will not be guaranteed by any of our subsidiaries and will be structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade accounts payable) and preferred equity of our subsidiaries.

As of December 31, 2019, we had an aggregate of approximately $2.8 billion of indebtedness outstanding, excluding intercompany liabilities. Of this amount, approximately $340 million was under our secured accounts receivable credit facility under which the borrower is Martin Marietta Funding LLC, our wholly owned subsidiary. Other than the debt outstanding under this facility, our subsidiaries had no indebtedness and the Company’s only other secured indebtedness was approximately $11 million of finance lease obligations.

The indenture that will govern the notes will not contain any restrictions on the incurrence of indebtedness other than as described under “Description of the notes—Covenants—Limitations on liens.”

Further issuances	We may, without the consent of the holders, issue in the future additional notes under the indenture with the same terms (except for the issue date and, to the extent applicable, the date from which interest will begin to accrue and the first interest payment date) and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount; provided that if any such additional notes are not fungible with the notes offered hereby for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number.

Sinking fund	The notes will not be entitled to the benefit of any sinking fund.

Form and denomination	The notes will be issued in the form of several registered notes in global form, without interest coupons, in minimum denominations of $2,000 or integral multiples of $1,000 in excess thereof. Upon issuance, each of the global notes will be deposited with the Trustee (as defined herein) as custodian for DTC (as defined herein) and registered in the name of Cede & Co., as nominee of DTC. Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described under “Description of the notes—Forms.”

Optional redemption	We have the option to redeem some or all of the notes, prior to their stated maturity date at any time and from time to time, as described under the heading “Description of the notes—Optional redemption.”

Offer to repurchase upon Change of Control Repurchase Event	If a Change of Control Repurchase Event occurs, we will be required to offer to repurchase all of the outstanding notes at a repurchase price equal to 101% of their principal amount, plus unpaid interest, if any, accrued thereon to, but excluding, the date of repurchase, unless we have exercised our right to redeem the notes in full. See “Description of the notes—Change of Control Repurchase Event.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $489.4 million, after deducting the underwriting discounts and our estimated offering expenses. We intend to use the net proceeds from the notes for general corporate purposes, which will include, among other uses, repayment of our floating rate notes due 2020. See “Use of proceeds.”

Certain covenants	The indenture that will govern the notes will contain covenants that restrict our ability, with certain exceptions, to incur debt secured by liens, engage in sale and leaseback transactions and consolidate or merge with, or transfer all or substantially all of our assets to, another entity. See “Description of the notes.”

No prior market	The notes are a new issue of securities for which there is no existing trading market. We do not intend to apply to list the notes on any securities exchange or to arrange for the notes to be quoted on any automated interdealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes, subject to applicable securities laws. However, the underwriters are not obligated to do so and may discontinue any such market-making at any time without notice to, or the consent of, the holders of the notes. Accordingly, no assurance can be given that any trading market for the notes will develop or continue or be liquid. See “Underwriting.”

Governing law	The notes and the indenture that will govern the notes will be governed by the laws of the State of New York.

Risk factors	Investing in the notes involves substantial risks. You should carefully consider all the information in this prospectus supplement and the accompanying base prospectus (including all the information that is incorporated by reference herein and therein) prior to making a decision to invest in the notes. In particular, we urge you to carefully consider the risk factors set forth under “Risk factors” in this prospectus supplement in addition to the risks described in Martin Marietta’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2019.

Trustee, registrar and paying agent	Regions Bank.

Summary financial data

The following table sets forth summary historical consolidated financial information for Martin Marietta Materials, Inc. The historical annual consolidated financial information for Martin Marietta Materials, Inc. is derived from the audited consolidated financial statements of Martin Marietta Materials, Inc. as of and for each of the years in the three-year period ended December 31, 2019. The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related to those financial statements incorporated herein by reference. See “Where you can find more information” and “Incorporation by reference.” Our historical consolidated financial information may not be indicative of future performance.

	For the year ended December 31, (audited)
(in thousands)	2019	2018(2)	2017(2)

Consolidated Operating Results
Products and services revenues(1)	$4,422,300	$3,980,400	$3,723,500
Freight revenues(1)	316,800	263,900	242,100

Total revenues	4,739,100	4,244,300	3,965,600
Cost of revenues—products and services	3,239,100	3,009,800	2,749,500
Cost of revenues—freight	321,000	267,900	244,200

Total cost of revenues	3,560,100	3,277,700	2,993,700

Gross Profit	1,179,000	966,600	971,900
Selling, general and administrative expenses	302,700	280,600	262,100
Acquisition-related expenses, net	500	13,500	8,600
Other operating (income) and expenses, net	(9,100)	(18,200)	800

Earnings from Operations	884,900	690,700	700,400
Interest expense	129,300	137,100	91,500
Other nonoperating expenses and (income), net	7,300	(22,500)	(10,000)

Earnings before income tax expense (benefit)	748,300	576,100	618,900
Income tax expense (benefit)	136,300	105,700	(94,500)

Consolidated net earnings	612,000	470,400	713,400
Less: Net earnings attributable to noncontrolling interests	100	400	100

Net Earnings Attributable to Martin Marietta	$611,900	$470,000	$713,300

	For the year ended December 31, (audited)
(in thousands)	2019	2018(2)	2017(2)
Condensed Consolidated Balance Sheet Data
Total current assets(3)	$1,426,700	$1,365,800	$2,631,200
Property, plant and equipment, net	5,206,000	5,157,200	3,592,800
Goodwill	2,396,800	2,399,100	2,160,300
Other intangibles, net	486,800	501,300	506,300
Other noncurrent assets(3)(4)	615,300	128,000	101,900

Total Assets	$10,131,600	$9,551,400	$8,992,500

Current liabilities—other(4)	$498,500	$396,700	$394,300
Current maturities of long-term debt(3)	340,000	390,000	299,900
Long-term debt(3)	2,433,600	2,730,400	2,727,300
Deferred income taxes, net	733,000	705,600	410,700
Other noncurrent liabilities(4)	773,200	379,300	477,800
Shareholders’ equity	5,350,800	4,946,400	4,679,700
Noncontrolling interests	2,500	3,000	2,800

Total Liabilities and Equity	$10,131,600	$9,551,400	$8,992,500

	For the year ended December 31,
Other Financial Data:	2019	2018
Consolidated Adjusted EBITDA(5)	$1,254,500	$1,092,100

(1)	Amounts for 2017 may not equal amounts reported in the Company’s 2017 Form 10-K as amounts have been reclassified to conform to current year revenue presentation.

(2)	The 2018 balance sheet reflects the acquisition of Bluegrass Materials Company (“Bluegrass”) completed on April 27, 2018. The 2017 balance sheet reflects $1.1 billion of cash and long-term debt issued in anticipation of closing the Bluegrass acquisition.

(3)	Balance sheet data reflects the adoption of ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs.

(4)	The 2019 balance sheet reflects the adoption of ASC 842. The operating lease right-of-use assets are included in other noncurrent assets, and operating lease liabilities are included in other current and noncurrent liabilities.

(5)

Earnings before interest; income taxes; depreciation, depletion and amortization; the noncash earnings/loss from nonconsolidated equity affiliates; the impact of Bluegrass acquisition-related expenses, net; the impact of selling acquired inventory due to the markup to fair value as part of acquisition accounting; and the asset and portfolio rationalization charge (“Consolidated Adjusted EBITDA”) is an indicator used by the Company and investors to evaluate the Company’s operating performance from period to period. Consolidated Adjusted EBITDA is not defined by generally accepted accounting principles and, as such, should not be construed as an alternative to net earnings, earnings from operations or operating cash flow. However, the Company’s management believes that Consolidated Adjusted EBITDA may provide additional information with respect to the Company’s performance. Because Consolidated Adjusted EBITDA excludes some, but not all, items that affect net earnings and may vary among companies, Consolidated Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures of other companies. The following table presents a reconciliation of net earnings attributable to Martin Marietta to Consolidated Adjusted EBITDA:

	For the year ended December 31,
(in thousands)	2019	2018
Net earnings attributable to Martin Marietta	$611,900	$470,000

Add back:
Interest expense	128,900	137,100
Income tax expense for controlling interests	136,300	105,600
Depreciation, depletion and amortization expense and noncash earnings/loss from nonconsolidated equity affiliates	377,400	328,400
Bluegrass acquisition-related expenses, net(1)	—	13,500
Impact of selling acquired inventory due to the markup to fair value as part of acquisition accounting(2)	—	18,700
Asset and portfolio rationalization charge(3)	—	18,800

Consolidated Adjusted EBITDA	$1,254,500	$1,092,100

(1)	The Company incurred $28.3 million of acquisition expenses as part of its acquisition of Bluegrass. The Company also recognized a $14.8 million gain on a required divestiture of a legacy quarry, as part of the Department of Justice’s approval of the transaction. These expenses and gain are nonrecurring items and are both reflected in acquisition-related expenses, net.

(2)	As part of the Bluegrass acquisition, the Company recorded the acquired inventory at fair value, resulting in a write up of $18.7 million over the Bluegrass carrying value prior to the acquisition. Upon selling the acquired inventory in the normal course of business, the Company expensed the entire fair value, including the markup, in cost of revenues. The markup component is a one-time cost resulting from acquisition accounting.

(3)	The asset and portfolio rationalization charge reflects the Company’s evaluation of the recoverability of certain long-lived assets, including property, plant and equipment and intangible assets, for underperforming operations in the Southwest ready mix business and a reduction in workforce. Of the total charge, $17.0 million was noncash and $1.8 million was settled in cash.

Risk factors

Investment in the notes involves risks. Before acquiring any notes offered pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement or any related free writing prospectus, including, without limitation, the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 incorporated by reference herein, as the same may be updated from time to time by our subsequent filings with the SEC. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. Please also refer to the section entitled “Information regarding forward-looking statements.”

Risks related to our business

Our business is cyclical and depends on activity within the construction industry.

Economic and political uncertainty can impede growth in the markets in which we operate. Demand for our products, particularly in the private nonresidential and residential construction markets, could decline if companies and consumers are unable to obtain credit for construction projects or if an economic slowdown causes delays or cancellations of capital projects. State and federal budget issues may also hurt the funding available for infrastructure spending. The lack of available credit may limit the ability of states to issue bonds to finance construction projects. As a result of these issues, several of our top revenue generating states, from time-to-time, stop bidding or slow bid projects in their transportation departments.

We sell most of our aggregates products, our primary business, and our cement products to the construction industry, so our results depend on that industry’s strength. Since our businesses depend on construction spending, which can be cyclical, our profits are sensitive to national, regional and local economic conditions and the intensity of the underlying spending on aggregates and cement products. Construction spending is affected by economic conditions, changes in interest rates, demographic and population shifts and changes in construction spending by federal, state and local governments. If economic conditions change, a recession in the construction industry may occur and affect the demand for our products. The Recession of the late 2000’s and early 2010’s (the “Great Recession”) was an example, and our shipment volumes were significantly reduced. Construction spending can also be disrupted by terrorist activity and armed conflicts.

While our business operations cover a wide geographic area, our earnings depend on the strength of the local economies in which we operate because of the high cost to transport our products relative to their price. If economic conditions and construction spending decline significantly in one or more areas, particularly in our top five revenue-generating states of our Building Materials business of Texas, Colorado, North Carolina, Georgia and Iowa, our profitability will decrease. We experienced this situation with the Great Recession.

The Great Recession resulted in large declines in shipments of aggregates products in our industry. Recent years, however, have shown a slow-but-steady turnaround in this trend. The current economic expansion in the United States, which began in 2009, has now become the longest economic recovery in United States history; however, there is no guarantee that this expansion will continue. For example, disruptions in economic activity resulting from the recent outbreak of the coronavirus (COVID-19), which first emerged in China and has expanded globally, may have an adverse impact on our industry, our supply chain and/or our workforce.

While historical spending on public infrastructure projects has been, comparatively, more stable as governmental appropriations and expenditures are typically less interest rate-sensitive than private sector spending, we experienced a slight retraction in aggregates product line shipments to the infrastructure market after uncertainty regarding the passage of a federal highway bill in 2014. Contractors were not able to get any long-term certainty on the availability of federal infrastructure funding until late 2015 with the enactment of a new federal highway bill.

Our Building Materials business is seasonal and subject to the weather, which can significantly impact operations.

Since the heavy-side construction business is conducted outdoors, erratic weather patterns, seasonal changes and other weather-related conditions affect our business. Adverse weather conditions, including hurricanes and tropical storms, cold weather, snow and heavy or sustained rainfall, reduce construction activity, restrict the demand for our products and impede our ability to efficiently transport material. Adverse weather conditions also increase our costs and reduce our production output as a result of power loss, needed plant and equipment repairs, time required to remove water from flooded operations and similar events. Severe drought conditions can restrict available water supplies and restrict production. The Building Materials product lines’ production and shipment levels follow activity in the construction industry, which typically are strongest in the spring, summer and fall. Because of the weather’s effect on the construction industry’s activity, the production and shipment levels for the Company’s Building Materials business, including all of its aggregates-related downstream operations, vary by quarter. The second and third quarters are generally subject to heavy precipitation, and thus are more profitable if precipitation is lighter, while the first and fourth quarters are subject to the impacts of winter weather, and thus are generally the least profitable. Weather-related hindrances were exacerbated over the last few years by record precipitation in many of our key markets, notably the eastern seaboard and Texas. Importantly, inclement weather was most significant during the second and third quarters, which represents the height of the construction season. These weather events reduced the Company’s overall profitability in the last few years, so our results for those years, or in comparison to other years, may not be indicative of our future operating results. The Company’s operations in the southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity, most notably in August, September and October. In 2019, Hurricane Dorian and Tropical Storm Imelda temporarily disrupted the Company’s business.

Our Building Materials business depends on the availability of aggregate reserves or deposits and our ability to mine them economically.

Our challenge is to find aggregates deposits that we can mine economically, with appropriate permits, near either growing markets or long-haul transportation corridors that economically serve growing markets. As communities have grown, they have taken up attractive quarrying locations and have imposed restrictions on mining. We try to meet this challenge by identifying and permitting sites prior to economic expansion, buying more land around our existing quarries to increase our mineral reserves, developing underground mines, and developing a distribution network that transports aggregates products by various methods, including rail and water. While our distribution network allows us to transport our products longer distances than would normally be considered economical, we can give no assurances that we will be successful.

Our businesses face many competitors.

Our businesses have many competitors, some of whom are bigger and have more resources than we do. Some of our competitors operate on a worldwide basis. Our results are affected by the number of competitors in a market, the production capacity that a particular market can accommodate, the pricing practices of other competitors and the entry of new competitors in a market. We also face competition for some of our products from alternative products. For example, our Magnesia Specialties business may compete with other chemical products that could be used instead of our magnesia-based products. As other examples, our aggregates, ready mix concrete and asphalt and paving product lines may compete with recycled asphalt and concrete products that could be used instead of new products and our cement product line may compete with international competitors who are importing products to the United States with lower production and regulatory costs.

Our future growth may depend in part on acquiring other businesses in our industry.

We expect to continue to grow, in part, by buying other businesses. We will continue to look for strategic businesses to acquire, like our acquisition of Texas Industries, Inc. (“TXI”) in 2014 and our acquisition of Bluegrass in 2018. In the past, we have made acquisitions to strengthen our existing locations, expand our operations and enter new geographic markets. We will continue to pursue selective acquisitions, joint ventures or other business arrangements we believe will help our Company. However, the continued success of our acquisition program will depend on our ability to find and buy other attractive businesses at an appropriate price and our ability to integrate acquired businesses into our existing operations. We cannot assume there will continue to be attractive acquisition opportunities for sale at reasonable prices that we can successfully integrate into our operations.

We may decide to pay all or part of the purchase price of any future acquisition with shares of our common stock. We may also use our stock to make strategic investments in other companies to complement and expand our operations. If we use our common stock in this way, the ownership interests of our existing shareholders at that time will be diluted and the price of our stock could decline. We operate our businesses with the objective of maximizing long-term shareholder return.

Our integration of the acquisition of or business combination with other businesses may not be as successful as projected.

We have a successful history of business combinations and integration of these businesses into our heritage operations. Our largest business acquisition was TXI, which closed in July 2014. In 2015, we completed the integration of TXI’s operations into our own operations ahead of schedule, which allowed us to achieve and exceed the synergies, cost savings and operating efficiencies we had forecasted at the time of the acquisition. In 2018, we completed the integration of the operations of Bluegrass into our own operations in a manner that surpassed the publicly stated synergy estimates provided at the closing of the transaction. However, in connection with the integration of any other business that we acquire, there is a risk that we will not be able to achieve such integration in a successful manner or on the time schedule we have projected or in a way that will achieve the level of synergies, cost savings, or operating efficiencies we forecast from the acquisition.

Any other significant business acquisition or combination we might choose to do, similar to the acquisition of TXI or Bluegrass, would require that we devote significant management attention and resources to preparing for and then integrating our business practices and operations. Based on our history, we believe we would be successful in this integration process. Nevertheless, we may fail to realize some of the anticipated benefits of any potential acquisition or other business combination that we pursue in the future, if the integration process takes longer than expected or is more costly than expected. Potential difficulties we may encounter in the integration process include:

•

the inability to successfully combine operations in a manner that permits us to achieve the cost savings and revenue synergies anticipated to result from the proposed acquisition or business combination, which would result in the anticipated benefits of the acquisition or business combination not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either the Company or former customers of the acquired or combined company deciding not to do business with the Company;

•	complexities associated with managing the combined operations;

•	integrating personnel;

•	creation of uniform standards, internal controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory issues associated with integrating the remaining operations; and

•	performance shortfalls at business units as a result of the diversion of management attention caused by completing the remaining integration of the operations.

Our acquisitions could harm our results of operations.

In pursuing our business strategy, we conduct discussions, evaluate opportunities and enter into acquisition agreements. Acquisitions involve significant challenges and risks, including risks that:

•	we may not realize a satisfactory return on the investment we make;

•	we may not be able to retain key personnel of the acquired business;

•	we may experience difficulty in integrating new employees, business systems and technology;

•	our due diligence process may not identify compliance issues or other liabilities that are in existence at the time of our acquisition;

•	we may not be able to bring the acquired business up to our expected levels of safety standards as soon as anticipated;

•	we may have difficulty entering into new geographic markets in which we are not experienced; or

•	we may be unable to retain the customers and partners of acquired businesses following the acquisition.

Our cement product line and Magnesia Specialties business may become capacity-constrained.

If our cement product line or Magnesia Specialties business becomes capacity-constrained, they may be unable to timely satisfy the demand for some of their products, and any resulting changes in customers would introduce volatility to the earnings of these segments. We can address capacity needs by enhancing our manufacturing productivity, increasing the operational availability of equipment, reducing machinery down time and extending machinery useful life. Future demand for our products may require us to expand further our manufacturing capacity, particularly through the purchase of additional manufacturing equipment. However, we may not be able to increase our capacity in time to satisfy increases in demand that may occur from time to time. Capacity constraints may prevent us from satisfying customer orders and result in a loss of sales to competitors that are not capacity-constrained. In addition, we may suffer excess capacity if we increase our capacity to meet actual or anticipated demand and that demand decreases or does not materialize. While we are permitted to expand production by up to 800,000 additional tons at our Midlothian cement plant, it could take us a significant period of time before such production expansion could come to fruition.

Our cement product line could suffer if cement imports from other countries significantly increase or are sold in the U.S. in violation of U.S. fair trade laws.

The cement industry has in the past obtained antidumping orders imposing duties on imports of cement and clinker from other countries that violated U.S. fair trade laws. Currently, an antidumping order against cement and clinker from Japan is set to expire but is under review for extension by the Federal Trade Commission. As has always been the case, cement operators with import facilities can purchase cement from other countries, such as those in Latin America and Asia, which could compete with domestic producers. In addition, if environmental regulations increase the costs of domestic producers compared to foreign producers that are not subject to similar regulations, imported cement could achieve a significant cost advantage over domestically produced cement. An influx of cement or clinker products from countries not subject to antidumping orders, or sales of imported cement or clinker in violation of U.S. fair trade laws, could adversely affect our cement product line.

Changes in legal requirements and governmental policies concerning zoning, land use, the environment, health and safety and other areas of the law, as well as litigation relating to these matters, affect our businesses. Our operations expose us to the risk of material environmental liabilities.

Many federal, state and local laws and regulations relating to zoning, land use, air emissions (including greenhouse gases (“GHG”)) and water discharges, waste management, noise and dust control, reclamation and other environmental, health and safety matters govern our operations. Some of our operations require permits, which may impose additional operating standards, and are subject to modification renewal and revocation. Despite our extensive efforts to remain in strict compliance at all times with all applicable laws and regulations, the risk of liabilities, particularly environmental liabilities, is inherent in the operation of our businesses. These potential liabilities could result in material costs, including for fines or personal injury or damages claims, which could have an adverse impact on our operations and profitability.

Future events, including changes in existing laws or regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of some of our products or business activities may result in additional or unanticipated compliance and other costs. We could be required to invest in preventive or remedial action, like pollution control facilities, which could be substantial or which could result in restrictions on our operations or delays in obtaining required permits or other approvals.

Our operations are subject to manufacturing, operating and handling risks associated with the products we produce and the products we use in our operations, including the related storage and transportation of raw materials, products, hazardous substances and wastes. We are exposed to hazards including storage tank leaks, explosions, discharges or releases of hazardous substances, exposure to dust and the operation of mobile equipment and manufacturing machinery.

These risks can subject us to potentially significant liabilities relating to personal injury or death, or property damage, and may result in civil or criminal penalties, which could hurt our productivity or profitability. For example, from time to time we investigate and remediate environmental contamination relating to our prior or current operations, as well as operations we have acquired from others, and in some cases we have been or could be named as a defendant in litigation brought by governmental agencies or private parties.

We are involved from time to time in litigation and claims arising from our operations. While we do not believe the outcome of pending or threatened litigation will have a material adverse effect on our operations or our financial condition, an unexpected and material adverse outcome in a pending or future legal action could potentially have a negative effect on our Company.

Climate change and related legislation or regulations may adversely impact our business, including potential physical and financial impacts.

Amid concerns that GHG emissions are contributing to climate change, a number of governmental bodies, including the U.S. Congress and various U.S. states, have proposed, enacted or are contemplating legislative and regulatory changes to mitigate or address the potential impacts of climate change, including provisions for emissions reductions or the use of alternative fuels, carbon credits (such as a “cap and trade” system) and a carbon tax. For example, in the U.S., the USEPA promulgated a mandatory reporting rule covering GHG emissions from sources considered to be large emitters. The USEPA has also promulgated a GHG emissions permitting rule, referred to as the “Tailoring Rule,” which may require some industrial facilities to obtain operating permits for GHG emissions under the U.S. Clean Air Act. Although the U.S. Supreme Court subsequently ruled in June 2014 that the USEPA exceeded its statutory authority in issuing the Tailoring Rule, the Court upheld the so-called “Best Available Control Technology” requirements for GHGs emitted by sources that already require Title V operating permits or are subject to PSD requirements for other pollutants. Thus, if future modifications to our Magnesia Specialties or cement facilities require PSD review for other pollutants, GHG permitting requirements may also be triggered, which could require us to incur significant additional costs.

Although the operations of the Company’s aggregates, ready mixed concrete and asphalt and paving product lines are not major sources of GHG emissions, any additional regulatory restrictions on emissions of GHGs imposed by the USEPA will likely impact the Company’s magnesia-based chemicals operations in Woodville, Ohio and Manistee, Michigan, as well as its two cement plants in Texas, each of which file annual reports of GHG emissions as required by the USEPA reporting rule. It is not possible, however, to estimate the cost of any such future requirements at this time. In addition, the Company may not be able to recover any increased operating costs or taxes relating to GHG emission limitations at those plants from its customers in order to remain competitive in pricing in the relevant markets.

In addition to impacts from increased GHG and other climate-related regulation, climate change may result in physical and financial impacts that could have adverse effects on the Company’s operations or financial condition. Given the nature of our operations, physical impacts may include disruptions in production and/or regional supply or product distribution networks due to major storm events, shifts in regional rainfall and temperature patterns and intensities, as well as flooding from sea level changes. In addition, production and shipment levels for the Building Materials business and cement operations correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather patterns, seasonal changes and other unusual or unexpected weather-related conditions, which can significantly affect that business. Excessive rainfall and other severe weather events also jeopardize production, shipments and profitability in all markets served by the Company. In particular, the Company’s operations in the Southeastern and Gulf Coast regions of the United States and the Bahamas are at risk for hurricane activity, most notably in August, September and October. The last few years brought an unprecedented amount of precipitation to the United States and particularly to Texas and the southeastern United States. In addition, climate and inclement weather can reduce the useful life of an asset.

Our businesses also are dependent on reliable sources of electricity and fuels. We could incur increased costs or disruptions in our operations if climate change legislation and regulation or severe weather impacts the price or availability of purchased electricity or fuels or other materials used in our operations. These and other climate-related risks also could impact our customers, such as a downturn in the construction sector, which could lead to reduced demand for our products. The Company may not be able to pass on to its customers all the costs related to mitigating these risks.

The overall impacts of climate change on our operations and the Company are highly uncertain and difficult to estimate. However, climate change legislation and regulation concerning GHGs could have a material adverse effect on our future financial position, results of operations or cash flows.

Our business is dependent on funding from a combination of federal, state and local sources.

Our products are used in public infrastructure projects, which include the construction, maintenance and improvement of highways, streets, roads, bridges, schools and similar projects. Accordingly, our business is dependent on the level of federal, state and local spending on these projects. The visibility into future federal infrastructure funding was clarified and stabilized to some extent in 2015 with the passage of the current federal highway bill, the Fixing America’s Surface Transportation Act (the “FAST Act”), which reauthorized federal highway and transportation funding programs. The FAST Act, however, only reauthorized federal infrastructure funding through 2020, so it must be reauthorized this year. If not reauthorized this year, the Company anticipates some level of funding would be continued with continuing resolutions. The uncertainty of federal funding has led to the increase in state and alternative methods of infrastructure funding. We expect to see increased infrastructure spending at the state level in 2020. At the federal level, we expect to see some increased infrastructure spending in 2020 resulting from the FAST Act funding, but will be dependent on a successor FAST Act bill or continuing resolutions in the future for any greater federal impact on funding. Any enhanced federal infrastructure bill will require Congressional approval. We cannot be assured, however, of such approval or of the existence, amount and timing of appropriations for spending on future projects.

Federal highway bills provide spending authorizations that represent maximum amounts. Each year, an appropriation act is passed establishing the amount that can actually be used for particular programs. The annual funding level is generally tied to receipts of highway user taxes placed in the Highway Trust Fund. Once the annual appropriation is passed, funds are distributed to each state based on formulas (“apportionments”) or other procedures (“allocations”). Apportioned and allocated funds generally must be spent on specific programs as outlined in the federal legislation. The Highway Trust Fund has experienced shortfalls in recent years, due to high gas prices, fewer miles driven and improved automobile fuel efficiency. These shortfalls created a significant decline in federal highway funding levels. In response to the projected shortfalls, money has been transferred from the General Fund into the Highway Trust Fund over the past several years. Timely Congressional action is needed to address the funding mechanism for the Highway Trust Fund. We cannot be assured of the existence, timing or amount of federal highway funding levels in the future. We also cannot be assured of the impact of the recent sharp reduction in gasoline prices on the levels of highway user taxes that might be collected in the future and the corresponding levels of funding to the Highway Trust Fund.

At the state level, each state funds its infrastructure spending from specially allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, along with voter-approved bond programs. Shortages in state tax revenues can reduce the amounts spent on state infrastructure projects, even below amounts awarded under legislative bills. Delays in state infrastructure spending can hurt our business. Many states after the Great Recession experienced state-level funding pressures caused by lower tax revenues or other inability to finance approved projects. For example, North Carolina was among the states that experienced these pressures, and this state disproportionately affects our revenues and profits. Most state budgets, including North Carolina’s, improved in 2014 and later years as increased tax revenues helped resolve budget constraints. North Carolina infrastructure spending recently has been restrained by spending required elsewhere for storm relief and litigation settlements. Despite these restraints, the North Carolina General Assembly has provided interim financial relief for North Carolina to continue to fund its infrastructure spending.

During the past several years, many states have taken on a significantly larger role in funding infrastructure investment, including initiating special-purpose taxes and raising gas taxes. We anticipate further growth in state-level funding initiatives, such as bond issues, toll roads and special purpose taxes, as states address infrastructure needs, particularly in periods of federal funding uncertainty. Nevertheless, it is a continuing risk to our business that sufficient funding from federal, state and local sources will not be available to address infrastructure needs.

Our businesses could be impacted by rising interest rates.

As discussed previously, our operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Therefore, business in these industries and for us may decline if interest rates rise and costs increase.

For example, demand in the residential construction market in which we sell our aggregate products is affected by interest rates. In 2019, the Federal Reserve lowered the federal funds rate to a range of 1.5% to 1.75%, cutting the rate three times during the year. At its December 2019 meeting, the Federal Reserve held the federal funds rate steady and signaled its desire to maintain the rate at that level during 2020. This course of action continued at its January 2020 meeting when the Federal Reserve again held rates steady and changed little in its economic outlook as the United States economy continued to extend its longest expansion on record. On March 3, 2020, the Federal Reserve lowered the federal funds rate by 0.5% to a range of 1.0% to 1.25% due to evolving risks the coronavirus poses to economic activity. There can be no assurance, however, that interest rates will not increase in the future, affecting our business in an adverse manner. The residential construction market accounted for 22% of our aggregates product line shipments in 2019.

Aside from these inherent risks from within our operations, our earnings are also affected by changes in short-term interest rates. However, rising interest rates are not necessarily predictive of weaker operating results.

Rising interest rates could also result in disruptions in the credit markets, which could affect our business, as described in greater detail under “—Disruptions in the credit markets could affect our business” below.

Increases in our effective income tax rate may harm our results of operations.

A number of factors may increase our future effective income tax rate, including:

•	governmental authorities increasing taxes or eliminating deductions, particularly the depletion deduction;

•	the mix of earnings from depletable versus non-depletable businesses;

•	the jurisdictions in which earnings are taxed;

•	the resolution of issues arising from tax audits with various tax authorities;

•	changes in the valuation of our deferred tax assets and liabilities;

•	adjustments to estimated taxes upon finalization of various tax returns;

•	changes in available tax credits;

•	changes in stock-based compensation;

•	other changes in tax laws; and

•	the interpretation of tax laws and/or administrative practices.

Any significant increase in our future effective income tax rate could reduce net earnings and free cash flow for future periods.

Labor disputes could disrupt operations of our businesses.

Labor unions represent approximately 10% of the hourly employees of our Building Materials business and 100% of the hourly employees of our Magnesia Specialties business. Our collective bargaining agreements for employees of our Magnesia Specialties business at the Manistee, Michigan magnesia chemicals plant and the Woodville, Ohio, lime plant expire in August 2023 and June 2022, respectively.

Disputes with our trade unions, or the inability to renew our labor agreements, could lead to strikes or other actions that could disrupt our businesses, raise costs and reduce revenues and earnings from the affected locations.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could affect our business.

Our success depends to a significant degree upon the continued services of our key personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel, which could negatively affect our business.

Our business is a capital-intensive business.

The property and machinery needed to produce our products are very expensive. Therefore, we require large amounts of cash to operate our businesses. We believe that our cash on hand, along with our projected operating cash flows and our available financing resources, is adequate to support our anticipated operating and capital needs. Our ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash to operate our business, we may be required, among other things, to further reduce or delay planned capital or operating expenditures.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our estimates and assumptions could be wrong.

The accounting standards we use in preparing our financial statements are often complex and require that we make significant estimates and assumptions in interpreting and applying those standards. We make critical estimates and assumptions involving accounting matters including our goodwill impairment testing, our expenses and cash requirements for our pension plans, our estimated income taxes, and how we account for our property, plant and equipment and inventory. These estimates and assumptions involve matters that are inherently uncertain and require our subjective and complex judgments. If we used different estimates and assumptions or used different ways to determine these estimates, our financial results could differ.

While we believe our estimates and assumptions are appropriate, we could be wrong. Accordingly, our financial results could be different, either higher or lower. We urge you to read the Critical Accounting Policies and Estimates section included under Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

The adoption of new accounting standards may affect our financial results.

The accounting standards we apply in preparing our financial statements are reviewed by regulatory bodies and are changed from time to time. New or revised accounting standards could, either positively or negatively, affect results reported for periods after adoption of the standards as compared to the prior periods, or require retrospective application changing results reported for prior periods. We urge you to read about our accounting policies in Note A of our Consolidated financial statements included under Item 8, “Financial Statements and Supplementary Data,” of our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

Reports from the Public Company Accounting Oversight Board’s (“PCAOB”) inspections of public accounting firms continue to outline findings and recommendations which could require these firms to perform additional work as part of their financial statement audits. The Company’s costs to respond to these additional requirements may increase.

Disruptions in the credit markets could affect our business.

We have considered the current economic environment and its potential impact to the Company’s business. Demand for aggregates products, particularly in the infrastructure construction market, had been negatively affected by federal and state budget and deficit issues and the uncertainty over future highway funding levels. Further, delays or cancellations to capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain financing for construction projects or if consumer confidence continues to be eroded by economic uncertainty.

A recessionary construction economy can also increase the likelihood we will not be able to collect on all of our accounts receivable with our customers. We are protected in part, however, by payment bonds posted by many of our customers or end-users. Nevertheless, we experienced a delay in payment from some of our customers during the construction downturn, which can negatively affect operating cash flows. Historically, our bad debt write-offs have not been significant to our operating results, and we believe our allowance for doubtful accounts is adequate.

The credit environment could impact the Company’s ability to borrow money in the future. Additional financing or refinancing might not be available and, if available, may not be at economically favorable terms. Further, an increase in leverage could lead to deterioration in our credit ratings. A reduction in our credit ratings, regardless of the cause, could also limit our ability to obtain additional financing and/or increase our cost of obtaining financing. There is no guarantee we will be able to access the capital markets at financially economical interest rates, which could negatively affect our business.

We may be required to obtain financing in order to fund certain strategic acquisitions, if they arise, or to refinance our outstanding debt. It is possible a large strategic acquisition would require that we issue both newly issued equity and debt securities in order to maintain our investment grade credit rating and could result in a ratings downgrade notwithstanding our issuance of equity securities to fund the transaction. We are also exposed to risks from tightening credit markets, through the interest payable on our outstanding variable-rate debt and the interest cost on future borrowings under our credit facilities. While management believes our credit ratings will remain at a composite investment-grade level, we cannot be assured these ratings will remain at those levels. While management believes the Company will continue to have credit available to adequately meet its needs, there can be no assurance of that.

Our Magnesia Specialties business faces currency risks from its overseas operations.

Our Magnesia Specialties business sells some of its products outside the United States. Therefore, the operations of the Magnesia Specialties business are affected from time to time by the fluctuating values of the currency exchange rates of the countries in which it does business in relation to the value of the U.S. dollar. The business tries to mitigate the short-term effects of currency exchange rates by primarily denominating sales in the U.S. dollar. This still leaves the business subject to certain risks, depending on the strength of the U.S. dollar. In 2019, the strength of the U.S. dollar in foreign markets negatively affected the overall price of the products of the Magnesia Specialties business when compared to foreign-domiciled competitors.

Unexpected equipment failures, catastrophic events and scheduled maintenance may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical pieces of equipment, such as our kilns and finishing mills. This equipment, on occasion, may be out of service as a result of failures or damage during accidents. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We have one- to two-week scheduled outages at least once a year to refurbish our cement and dolomitic lime production facilities. In 2019, the cement product line incurred shutdown costs of $26.3 million during the year. In 2019, the Magnesia Specialties business incurred shutdown costs of $4.4 million during the year. Any significant interruption in production capability may require us to make significant capital expenditures to remedy problems or damage as well as cause us to lose revenue due to lost production time.

Our paving operations present additional risks to our business.

Our paving operations face challenges when our contracts have penalties for late completion. In some instances, including many of our fixed- price contracts, we guarantee project completion by a certain date. If we subsequently fail to complete the project as scheduled, we may be held responsible for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages. Under these circumstances, the total project cost could exceed our original estimate, and we could experience a loss of profit or a loss on the project. In our paving operations, we also have fixed-price and fixed-unit-price contracts where our profits can be adversely affected by a number of factors beyond our control, which can cause our actual costs to materially exceed the costs estimated at the time of our original bid. These same issues and risks can also impact some of our contacts in our asphalt and ready mixed concrete operations. These risks are somewhat mitigated by the fact that a majority of our road paving contracts are for short duration projects.

Our ready mixed concrete and asphalt and paving product lines have lower profit margins and operating results can be more volatile.

Our ready mixed concrete and asphalt and paving businesses typically generate lower profit margins than our aggregates and cement product lines due to potentially volatile input costs, highly competitive market dynamics and lower barriers to entry. Therefore, if we expand these operations, our consolidated gross margin would likely be adversely affected. Our overall ready mixed concrete and asphalt and paving operations’ gross margin was 10.4% for 2019 and 10.3% for 2018. The overall gross margin of our Building Materials business will continue to be reduced by the lower gross margins for our ready mixed concrete and asphalt and paving product lines.

Short supplies and high costs of fuel, energy and raw materials affect our businesses.

Our businesses require a continued supply of diesel fuel, natural gas, coal, petroleum coke and other energy. The financial results of these businesses have been affected by the short supply or high costs of these fuels and energy. Changes in energy costs also affect the prices that the Company pays for related supplies, including explosives, conveyor belting and tires. While we can contract for some fuels and sources of energy, such as fixed-price supply contracts for coal and petroleum coke, significant increases in costs or reduced availability of these items have and may in the future reduce our financial results. Moreover, fluctuations in the supply and costs of these fuels and energy can make planning for our businesses more difficult. Because of the fluctuating trends in diesel fuel prices, we may enter into fixed-price fuel agreements from time to time for a portion of our diesel fuel to reduce our diesel fuel price risk. Our last fixed-price commitment for a portion of our diesel fuel requirements expired at the end of 2016.

The average cost per gallon of diesel fuel was $2.08, $2.29 and $1.81 in 2019, 2018 and 2017, respectively. For 2019, the average cost per MCF (thousand cubic feet) for natural gas decreased 4.7% versus 2018, which had decreased approximately 4% from 2017 levels.

The Company’s Magnesia Specialties business has fixed-price agreements for 62% of its 2020 coal, natural gas and petroleum coke needs. The cement operations have fixed-price agreements for a portion of their 2020 coal and natural gas needs.

Cement production requires large amounts of energy, including electricity and fossil fuels. Energy costs represented approximately 22% of the 2019 direct production costs of our cement product line. Therefore, the cost of energy is one of our largest expenses. Prices for energy are subject to market forces largely beyond our control and can be quite volatile. Price increases that we are unable to pass through in the form of price increases for our products, or disruption of the uninterrupted supply of fuel and electricity, could adversely affect us. Accordingly, volatility in energy costs can adversely affect the financial results of our cement product line. Profitability of the cement product line is also subject to kiln maintenance, which requires the plant to be shut down for a period of time as repairs are made. The cement product line incurred shutdown costs of $26.3 million and $17.3 million during 2019 and 2018, respectively.

Similarly, our ready mixed concrete and asphalt and paving operations also require a continued supply of liquid asphalt and cement, which serve as key raw materials in the production of hot mix asphalt and ready mixed concrete, respectively. Some of these raw materials we produce internally, but most are purchased from third parties. These purchased raw materials are subject to potential supply constraints and significant price fluctuations, which are beyond our control. The financial results of our ready mixed concrete and asphalt and paving operations have been affected by the short supply or high costs of these raw materials. We generally see frequent volatility in the costs for these raw materials. Liquid asphalt prices were higher in 2019 than in 2018. Liquid asphalt prices may not always follow other energy products (e.g., oil or diesel fuel) because of complexities in the refining process, which converts a barrel of oil into other fuels and petrochemical products.

Cement is sensitive to supply and price volatility.

Cement competition is often based primarily on price, which is highly sensitive to changes in supply and demand. Prices may fluctuate significantly in response to relatively minor changes in supply and demand, general economic conditions and other market conditions, which we cannot control. When cement producers increase production capacity or more cement is imported into the market, an oversupply of cement in the market may occur if supply exceeds demand. In that case cement prices generally decline. We cannot be assured that prices for our cement products sold will not decline in the future or that such decline will not have a material adverse effect on our cement product line.

Our Magnesia Specialties business depends in part on the steel industry and the supply of reasonably priced fuels.

Our Magnesia Specialties business sells some of its products to companies in the steel industry. While we have reduced this risk over the last few years, this business is still dependent, in part, on the strength of the cyclical steel industry. The Magnesia Specialties business also requires significant amounts of natural gas, coal and petroleum coke, and financial results are negatively affected by increases in fuel prices or shortages.

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks.

We are dependent on information technology systems and infrastructure, including reliance on third-party vendors and third-party software. Any significant breakdown, invasion, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact operations. There is also a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyber-attack, such as an infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. While we have invested in the protection of our data and information technology to reduce these risks and routinely test the security of our information systems network, we cannot assure you that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business.

Delays or interruptions in shipping products of our businesses could affect our operations.

Transportation logistics play an important role in allowing us to supply products to our customers, whether by truck, rail or water. We also rely heavily on third-party truck and rail transportation to ship coal, natural gas and other fuels to our plants. Any significant delays, disruptions, or the non-availability of our transportation support system could negatively affect our operations. Transportation operations are subject to capacity constraints, high fuel costs and various hazards, including extreme weather conditions and slowdowns due to labor strikes and other work stoppages. In Texas, we compete for third-party trucking services with operations in the oil and gas fields, which can significantly constrain the availability of those services to us. If there are material changes in the availability or cost of transportation services, we may not be able to arrange alternative and timely means to ship our products or fuels at a reasonable cost, which could lead to interruptions or slowdowns in our businesses or increases in our costs.

The availability of rail cars can also affect our ability to transport our products. Rail cars can be used to transport many different types of products across all of our segments. If owners sell or lease rail cars for use in other industries, we may not have enough rail cars to transport our products.

We have long-term agreements with shipping companies to provide ships to transport our aggregates products from our Bahamas and Nova Scotia operations to various coastal ports. These contracts have varying expiration dates ranging from 2023 to 2027 and generally contain renewal options. Our inability to renew these agreements or enter into new ones with other shipping companies could affect our ability to transport our products.

Some of our product is distributed by barge along rivers in Ohio and West Virginia. We may continue to experience, to a lesser degree, risks associated with distributing our products by barges, including significant delays, disruptions or the non-availability of our barge transportation system that could negatively affect our operations, water levels that could affect our ability to transport our products by barge, and barges that may not be available in quantities that we might need from time to time to support our operations.

Our articles of incorporation and bylaws and North Carolina law may inhibit a change in control that you may favor.

Our restated articles of incorporation and restated bylaws and North Carolina law contain provisions that may delay, deter or inhibit a future acquisition of us not approved by our Board of Directors. This could occur even if our shareholders are offered an attractive value for their shares or if many or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with the transaction. Provisions that could delay, deter, or inhibit a future acquisition include the following:

•	the ability of the Board of Directors to establish the terms of, and issue, preferred stock without shareholder approval;

•	the requirement that our shareholders may only remove directors for cause;

•	the inability of shareholders to call special meetings of shareholders; and

•	super-majority shareholder approval requirements for business combination transactions with certain five percent shareholders.

Additionally, the occurrence of certain change-of-control events could result in an event of default under certain of our existing or future debt instruments.

Risks related to the notes

The notes will be subject to prior claims of our secured creditors and the creditors of our subsidiaries, and we may not have sufficient funds to fulfill our obligations under the notes.

The notes will be our unsecured general obligations, ranking equally with our other senior indebtedness and liabilities, and will not be guaranteed by any of our subsidiaries. As a result, the notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade accounts payable) and preferred equity of our subsidiaries. As of December 31, 2019, we had an aggregate amount of approximately $340 million under our secured accounts receivable credit facility on which the borrower is Martin Marietta Funding LLC, a wholly owned subsidiary. Other than the debt outstanding under this facility, our subsidiaries had no indebtedness and the Company’s only other secured indebtedness as of December 31, 2019 was approximately $11 million of finance lease obligations.

The indenture that will govern the notes will permit us and our subsidiaries to incur additional secured debt under specified circumstances. If we incur any secured debt, our assets will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure our debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including the lenders under our revolving credit facility and our trade creditors. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all of these creditors, all or a portion of the notes then outstanding would remain unpaid.

The notes will not be guaranteed by any of our subsidiaries and will be structurally subordinated to indebtedness and other liabilities and preferred equity of our subsidiaries. The indenture that will govern the notes will not restrict the ability of our subsidiaries to incur indebtedness or other liabilities or issue preferred equity, and any indebtedness and other liabilities (including trade accounts payable) and preferred equity of our subsidiaries will be structurally senior to the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade and other creditors and holders of their preferred equity will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets of those subsidiaries will be made available for distribution to us.

In the future, certain of our subsidiaries may be required or otherwise designated to guarantee certain indebtedness but not be required to guarantee the notes pursuant to the indenture that will govern the notes. In such circumstance, the notes would be structurally subordinated with respect to the debt and other liabilities of such subsidiaries that do not guarantee the notes but guarantee such indebtedness.

Our indebtedness may impair our financial condition and liquidity and prevent us from fulfilling our obligations under the notes and our other debt instruments.

As of December 31, 2019, we had an aggregate of approximately $2.8 billion of indebtedness outstanding, excluding intercompany liabilities. Of this amount, approximately $340 million was under our secured accounts receivable credit facility on which the borrower is Martin Marietta Funding LLC, a wholly owned subsidiary. Other than the debt outstanding under this facility, our subsidiaries had no indebtedness and the Company’s only other secured indebtedness as of December 31, 2019 was approximately $11 million of finance lease obligations. Our indebtedness could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•

limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other general corporate purposes;

•

requiring us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our strategy and other general corporate purposes;

•	subjecting us to cross-defaults and cross-acceleration of the maturities of our debt and, in the case of secured debt, foreclosure of collateral upon default;

•

making us more vulnerable to adverse changes in general economic, industry and government regulations and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•	placing us at a competitive disadvantage compared with those of our competitors that have less debt.

Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Our ability to generate cash flow from operations is dependent on our ability to execute our business strategy and is also subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us on attractive terms, or at all, in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other business needs.

The indenture will not limit the amount of indebtedness that we and our subsidiaries may incur.

The indenture that will govern the notes will not limit the amount of indebtedness that we and our subsidiaries may incur. The indenture will not contain any financial maintenance covenants or other provisions that would afford the holders of the notes any substantial protection in the event we participate in a highly leveraged or similar transaction. In addition, the indenture will not contain any restrictive covenants prohibiting or otherwise limiting our ability to repurchase common stock, pay dividends or make any payments on junior or other indebtedness. As a result, we may be unable to fulfill our obligations under the notes.

In addition, the limitation on liens covenant contains exceptions for specified “permitted liens” that would allow us and our subsidiaries to borrow substantial additional amounts and to grant liens or security interests with respect to our assets in connection with those borrowings. In light of these exceptions, holders of the notes may be structurally and/or effectively subordinated to new lenders.

The agreements governing our indebtedness contain various covenants that limit our discretion in the operation of our business and also require us to satisfy a financial leverage test and comply with other covenants. The failure to satisfy such test and to comply with such covenants could have a material adverse effect on us.

The agreements governing our indebtedness contain various covenants, subject to exceptions, including covenants that restrict our ability to:

•	create liens on our assets;

•	use assets as security in other transactions;

•	merge with or into other companies; and

•	enter into sale and leaseback transactions.

In addition, our existing revolving credit facility requires that we satisfy a leverage ratio test, which is tested as of the last day of each quarter. During periods in which we experience declines in shipments of aggregates products, or otherwise experience the adverse impact of cyclical market trends or other factors, we may not be able to comply with this financial covenant.

Any failure to comply with the restrictions of our existing revolving credit facility or any agreement governing our other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related indebtedness, which acceleration may trigger cross-acceleration or cross-default provisions in other indebtedness. For example, the acceleration of certain indebtedness in excess of $100.0 million would constitute an event of default under our revolving credit facility. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding indebtedness, either upon maturity or, if accelerated, upon an event of default.

If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our existing revolving credit facility, or if a default otherwise occurs, the lenders under our existing revolving credit facility could elect to terminate their commitments thereunder and cease making further loans, and lenders under our existing revolving credit facility could declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. Any such actions could force us into bankruptcy or liquidation, and we cannot provide any assurance that we could repay our obligations under the notes in such an event.

Changes in our credit ratings may adversely affect the value of the notes.

Agency ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. We cannot provide assurance as to the credit ratings that may be assigned to the notes or that any such credit ratings will remain in effect for any given period of time or that any such ratings will not be lowered (or placed on review for a downgrade), suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances warrant such an action. Further, any such ratings will be limited in scope and will not address all material risks relating to an investment in the notes, but rather will reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. Any actual or anticipated adverse changes in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could adversely affect the market price of the notes, increase our corporate borrowing costs and limit our access to the capital markets.

Our financial performance and other factors could adversely impact our ability to make payments on the notes.

Our ability to make scheduled payments with respect to our indebtedness, including the notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and premium, if any, and interest on, our indebtedness.

If our cash flows are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell important assets, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful on attractive terms, or at all, and may not permit us to meet our scheduled debt service obligations.

Certain of our borrowings bear interest at floating rates that could rise significantly, increasing our cost and reducing cash flow.

A significant part of our indebtedness, including borrowings under our revolving credit facility, trade receivable facility and floating rate notes, bears interest at per annum rates equal to LIBOR, adjusted periodically, plus a spread. In the past, the LIBOR rate has experienced significant fluctuations. Any historical upward or downward trend in the LIBOR is not an indication that the LIBOR rate is more or less likely to increase or decrease at any time and you should not take historical levels of the LIBOR rate as an indication of its future performance. These interest rates could rise significantly in the future, thereby increasing our interest expenses associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on the notes.

We may not be able to repurchase the notes upon a change of control repurchase event.

If a Change of Control Repurchase Event occurs, we will be required to offer to repurchase all of the outstanding notes at a repurchase price equal to 101% of their principal amount, plus unpaid interest, if any, accrued thereon to, but excluding, the date of repurchase, unless we have exercised our right to redeem the notes in full. However, we may not be able to repurchase the notes upon a Change of Control Repurchase Event because we may not have sufficient funds to do so. In addition, agreements governing indebtedness incurred in the future may restrict us from purchasing the notes in the event of a Change of Control Repurchase Event. Any failure to repurchase properly tendered notes would constitute an event of default under the indenture that will govern the notes, which could, in turn, cause an acceleration of our other indebtedness. See “Description of the notes—Change of Control Repurchase Event.”

The definition of a change of control requiring us to repurchase the notes is limited, and the market price of the notes may decline if we enter into a transaction that is not a change in control under the indenture that will govern the notes.

The term “Change of Control” (as used in the notes and the indenture) is limited in terms of its scope and does not include every event that might cause the market price of the notes to decline. In addition, we are required to repurchase the notes upon a change of control only if the notes receive a reduction in rating below investment grade. Further, the definition of “Change of Control” includes a phrase relating to the transfer of all or substantially all of our assets and those of our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder to require us to repurchase the notes as a result of a transfer of less than all of our assets and the assets of our subsidiaries, taken as a whole, to another person or group may be uncertain. Our obligation to repurchase the notes is limited and may not preserve the market price of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the notes—Change of Control Repurchase Event.”

There is no public market for the notes, and we cannot assure you that a market for the notes will develop.

The notes are a new issue of securities with no existing trading market. We do not intend to apply to list the notes on any securities exchange or to arrange for the notes to be quoted on any automated interdealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes, subject to applicable securities laws. However, the underwriters are not obligated to do so and may discontinue any such market-making at any time without notice to, or the consent of, the holders of the notes.

The notes are a new issue of securities for which there is no existing trading market, and no assurance can be given as to:

•	whether an active trading market for the notes will develop or be maintained;

•	the liquidity of any such market that may develop;

•	the ability of holders of notes to sell their notes; or

•	the prices at which the holders of notes would be able to sell their notes.

If a trading market were to exist for the notes, the notes could trade at prices that may be higher or lower than their principal amounts or purchase prices, depending on many factors, including:

•	the time remaining to the maturity of the notes;

•	the outstanding principal amount of the notes;

•	the terms related to redemption or repurchase of the notes;

•	the market for debt securities of comparable companies;

•	the level, direction and volatility of market interest rates generally;

•	the interest of securities dealers in making a market;

•	the market price of our common stock;

•	general economic conditions; and

•	our financial condition, liquidity and results of operations and future prospects.

An active trading market for the notes may never develop or, even if it develops, may not continue, in which case the trading price of the notes could be adversely affected and your ability to transfer the notes will be limited.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $489.4 million, after deducting the underwriting discounts and our estimated offering expenses. We intend to use the net proceeds from the notes for general corporate purposes, which will include, among other uses, repayment at maturity of our approximately $300 million aggregate principal amount of floating rate notes due 2020. Our floating rate notes due 2020 are scheduled to mature on May 22, 2020 and bear interest at a rate per annum (reset quarterly) equal to three-month LIBOR for U.S. dollars plus 0.650%.

Pending application of the net proceeds of this offering for the foregoing purposes, we expect to, but we are not required to, invest such net proceeds in either cash or high-quality, short-term debt securities.

Certain underwriters and/or their affiliates may hold a portion of our floating rate notes due 2020. As a result, certain of the underwriters and/or their affiliates may receive a portion of the net proceeds of the offering. See “Underwriting.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2019 on:

•	an actual basis; and

•

an as adjusted basis after giving effect to this offering and the initial investment of the net proceeds from this offering in cash and cash equivalents pending final application of those net proceeds as described in “Use of proceeds.”

You should read this table in conjunction with the information set forth under “Use of proceeds,” “Summary— Summary financial data,” our consolidated financial statements and the notes related thereto, each of which is incorporated herein by reference. See “Where you can find more information” and “Incorporation by reference.”

	As of December 31, 2019
(in thousands)	Actual	As adjusted(1) (unaudited)
Cash and cash equivalents	$21,000	$512,070

Debt:
Trade receivables facility(2)	$340,000	$340,000
Revolving credit facility(3)	—	—
Floating rate notes due 2020(4)	299,700	299,700
4.25% Senior Notes due 2024(4)	397,000	397,000
7.00% Debentures due 2025(4)	124,400	124,400
3.450% Senior Notes due 2027(4)	297,300	297,300
3.500% Senior Notes due 2027(4)	495,300	495,300
Notes offered hereby	—	491,070
6.25% Senior Notes due 2037(4)	228,100	228,100
4.250% Senior Notes due 2047(4)	591,700	591,700
Other	100	100

Total debt(5)(6)	2,773,600	3,264,670

Equity:
Common stock	600	600
Additional paid-in capital	3,418,800	3,418,800
Accumulated other comprehensive loss	(145,800)	(145,800)
Retained earnings	2,077,200	2,077,200

Total shareholders’ equity	5,350,800	5,350,800

Total capitalization	$8,124,400	$8,615,470

(1)	As adjusted column does not reflect any fees and expenses payable in connection with this offering and the use of proceeds therefrom (other than underwriting discounts and commissions related to the notes offered hereby).

(2)	Our trade receivables facility is backed by trade receivables originated by Martin Marietta Materials, Inc. and certain of its subsidiaries. Our trade receivables facility is scheduled to terminate on September 23, 2020, but may be further extended by agreement of Martin Marietta Materials, Inc. and the lenders thereunder, and had an interest rate of 2.42% at December 31, 2019.

(3)	Our $700.0 million revolving credit facility is a senior unsecured obligation of Martin Marietta Materials, Inc. Our revolving credit facility is scheduled to mature on December 5, 2024 and had an interest rate of 2.90% at December 31, 2019. Available borrowings under our revolving credit facility are reduced by any outstanding letters of credit issued thereunder, which totaled $2.3 million as of December 31, 2019.

(4)	Our floating rate notes due May 22, 2020, 4.25% Senior Notes due July 2, 2024, 7.00% Debentures due December 1, 2025, 3.450% Senior Notes due June 1, 2027, 3.500% Senior Notes due December 15, 2027, 6.25% Senior Notes due May 1, 2037 and 4.250% Senior Notes due December 15, 2047 are senior unsecured obligations of Martin Marietta Materials, Inc.

(5)	Total debt does not reflect any co-borrowing arrangements with unconsolidated affiliates. Martin Marietta Materials, Inc. is a co-borrower with an unconsolidated affiliate for a $15.5 million revolving line of credit with Truist Bank, as successor by merger to SunTrust Bank and formerly known as Branch Banking and Trust Company, of which $11.3 million was outstanding as of December 31, 2019. The line of credit expires in March 2020. The affiliate has agreed to reimburse and indemnify Martin Marietta Materials, Inc. for any payments and expenses Martin Marietta Materials, Inc. may incur from this agreement. Martin Marietta Materials, Inc. holds a lien on the affiliate’s membership interest in a joint venture as collateral for payment under the revolving line of credit.

(6)	Balances for publicly traded notes are net of unamortized debt issuance costs (including underwriting discounts and commissions related to the notes offered hereby, but excluding any other fees and expenses payable in connection with this offering and the use of proceeds therefrom) and debt discount, which has a collective balance of $21.5 million as of December 31, 2019 (on an actual basis) and a collective balance of $30.4 million as of December 31, 2019 (on an as adjusted basis).

Description of the notes

As used in this section, the “Company” refers only to Martin Marietta Materials, Inc. and not to its consolidated subsidiaries unless the context otherwise requires. The Company will issue $500 million aggregate principal amount of 2.500% Senior Notes due 2030 under an indenture (the “Base Indenture”), dated as of May 22, 2017, between the Company and Regions Bank, as trustee (the “Trustee”), as supplemented by a third supplemental indenture (together with the Base Indenture, the “Indenture”), to be dated as of the closing date of this offering, between the Company and the Trustee. The notes will constitute a separate series of debt securities under the Indenture. The terms of the notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The following description of selected provisions of the Indenture and the notes is not complete, and is subject to, and qualified in its entirety by reference to, the actual provisions of the Indenture and the notes, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the TIA. A copy of the Indenture and forms of notes may be obtained from the Trustee upon request.

General

The initial offering of the notes will be for $500 million in aggregate principal amount and will be issued in fully registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. However, the Company may issue additional debt securities with the same terms as the notes (other than issue date and, to the extent applicable, the date from which interest will begin to accrue and the first payment of interest) and such additional debt securities will be consolidated, and constitute a single series of debt securities, with the notes for all purposes without notice to, or the consent of, the holders of the notes. Unless the context requires otherwise, references to “notes” for all purposes of the Indenture and this “Description of the notes” include any such additional debt securities that are actually issued; provided, however, that in the event such additional debt securities are not fungible with notes for U.S. federal income tax purposes, such additional debt securities will be issued with a separate CUSIP number from the notes. The Company may issue an unlimited principal amount of debt securities under the Indenture.

The notes will be the Company’s senior unsecured obligations, will rank equally in right of payment with all of its existing and future senior indebtedness and will rank senior in right of payment to all of its future subordinated indebtedness. The notes will be effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will not be guaranteed by any of the Company’s subsidiaries and will be structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade accounts payable) and preferred equity of the Company’s subsidiaries.

Principal and interest

The notes will bear interest from, and including, March 16, 2020 at the rate of 2.500% per annum, based on a 360-day year consisting of twelve 30-day months. Interest on the notes will be payable semiannually in arrears on March 15 and September 15 of each year, commencing September 15, 2020 (each, an “Interest Payment Date”). Interest payments (except defaulted interest, which shall be paid as set forth below) on an Interest Payment Date will be made to the holder in whose name a note is registered at the close of business on the 15th calendar day immediately preceding such Interest Payment Date, whether or not such 15th calendar day is a Business Day (as defined herein) (each, a “Regular Record Date”).

The Company may, at its option, make payments of interest on an Interest Payment Date by check mailed to the address of each holder entitled to receive such a payment or by wire transfer to an account maintained by each such holder with a bank located in the United States.

Any interest on notes not punctually paid or duly provided for on an applicable Interest Payment Date will forthwith cease to be payable to the holders of such notes on the related Regular Record Date and may either be paid to the persons in whose names such notes are registered at the close of business on a special record date (each, a “Special Record Date”) for the payment of the interest not punctually paid or duly provided for to be fixed by the Company, notice of which shall be mailed to the holders of such notes not less than 15 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, as further described in the Indenture.

The notes will mature on March 15, 2030 (the “Stated Maturity Date”). However, the notes will be redeemable prior to maturity as specified under “—Optional redemption.” If a Change of Control Repurchase Event occurs, the Company will be required to offer to repurchase all of the outstanding notes at a repurchase price equal to 101% of their principal amount plus unpaid interest, if any, accrued thereon to, but excluding, the date of repurchase, unless the Company has exercised its right to redeem the notes in full. See “—Change of Control Repurchase Event.”

The Company will pay the principal of each note on the Stated Maturity Date or the principal of, and premium, if any, and interest, if any, on, each note on any Optional Redemption Date (as defined herein) or any applicable repurchase date (the “Repurchase Date”), as the case may be, by wire transfer of immediately available funds, or in certain limited circumstances, by check.

If any Interest Payment Date, any Stated Maturity Date, any Optional Redemption Date or any Repurchase Date falls on a day that is not a Business Day, the required payment due on such date will instead be made on the next Business Day and no additional interest will accrue with respect to such payment date as a result of payment on such next Business Day. A “Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York or place of payment are authorized or obligated by law, regulation or executive order to close.

Prior to due presentment of a Note for registration of transfer, the Company, the Trustee and any other agent of the Company or the Trustee may treat the registered holder of each note as the owner of such Note for the purpose of receiving payments of principal of, and premium, if any, and interest on, such Note and for all other purposes whatsoever. Subject to certain limitations imposed on global notes, the notes may be surrendered for registration of transfer or exchange thereof in accordance with the terms of the indenture.

The notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which, initially, will be the corporate trust office of the Trustee located at 1180 West Peachtree St., Suite 1200, Atlanta, GA 30309, Attention: Kristine Prall. No service charge will be made for any registration of transfer, or exchange of notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Optional redemption

The Company may redeem the notes, at its option, at any time in whole or from time to time in part (equal to a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof), for cash (1) prior to the Par Call Date (as defined herein) at a price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) as determined by the Quotation Agent (as defined herein), the sum of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon after the date of optional redemption (an “Optional Redemption Date”) through the Par Call Date (assuming, for this purpose, that the notes are scheduled to mature on the Par Call Date) (the “Assumed Remaining Life”) (excluding interest, if any, accrued thereon to such Optional Redemption Date), discounted to such Optional Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 30 basis points (or 0.300%), and (2) on or after the Par Call Date and prior to maturity, at a price equal to 100% of the principal amount of the notes to be redeemed, plus, in each case, unpaid interest, if any, accrued thereon to, but excluding, such Optional Redemption Date. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date which occurs on or prior to such Optional Redemption Date to the holders of the notes as of the close of business on the Regular Record Date immediately preceding such Interest Payment Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Assumed Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Assumed Remaining Life.

“Comparable Treasury Price” means, with respect to any Optional Redemption Date, the average of two Reference Treasury Dealer Quotations for such Optional Redemption Date.

“Par Call Date” means December 15, 2029, the date that is three months prior to the date that the notes are scheduled to mature.

“Quotation Agent” means, with respect to any Optional Redemption Date, the Reference Treasury Dealer appointed by the Company for such purpose.

“Reference Treasury Dealer” means (i) each of Deutsche Bank Securities Inc. or J.P. Morgan Securities LLC or their respective affiliates that are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) at the Company’s option, any other Primary Treasury Dealers selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Optional Redemption Date, the average, as determined by the Company, of the bid and asked prices for, as applicable, the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Optional Redemption Date.

“Treasury Rate” means, with respect to any Optional Redemption Date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, assuming a price for such comparable treasury issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Optional Redemption Date.

Notice of any optional redemption will be mailed at least 15 days but not more than 30 days prior to the Optional Redemption Date to each holder of the notes to be redeemed (with a copy to the Trustee). The notice of redemption will specify, among other items, the aggregate principal amount of the notes to be redeemed, the Optional Redemption Date and a description of the redemption price.

If the Company chooses to redeem less than all of the outstanding notes, then the Company will notify the Trustee at least 30 days before the Optional Redemption Date (or such later date acceptable to the Trustee) of the aggregate principal amount of notes to be redeemed and the Optional Redemption Date. The Trustee will select, pro rata, by lot, or such other manner it deems fair and appropriate, the notes to be redeemed in part. For redemption of global notes in part, see “—Forms.”

If the Company has provided a proper redemption notice to holders of the notes to be redeemed then, unless the Company defaults in payment of the redemption price, on and after the Optional Redemption Date interest will cease to accrue on such notes.

The Company may at any time, and from time to time, purchase notes at any price or prices in the open market or otherwise.

The notes will not be entitled to the benefit of, or be subject to, any sinking fund obligation.

Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, the Company will be required to make an irrevocable offer (subject to consummation of the Change of Control Repurchase Event) to each holder of notes to repurchase all or, at the election of such holder, any part (equal to a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes for cash at a price equal to 101% of the principal amount of such notes to be repurchased plus unpaid interest, if any, accrued thereon to, but excluding, the Repurchase Date, unless the Company has exercised its right to redeem the notes in full. Notwithstanding the foregoing, the Company will pay any interest installment due on an Interest Payment Date which occurs on or prior to the Repurchase Date to the holders of the notes as of the close of business on the applicable Regular Record Date immediately preceding such Interest Payment Date.

Within 30 days following any Change of Control Repurchase Event or, at the Company’s option, prior to any Change of Control (as defined herein), but after the public announcement of the Change of Control, the Company will mail a notice to each holder of notes, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase all of such notes on the Repurchase Date specified in the notice, which date will, subject to the following sentence, be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase such notes is conditioned on the Change of Control Repurchase Event occurring on or prior to the Repurchase Date specified in the notice.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Repurchase Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered by the holders thereof pursuant to the Company’s offer;

(2)	deposit with the Paying Agent an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered by the holders thereof; and

(3)	deliver or cause to be delivered to the Trustee the notes properly accepted by the Company, together with an officers’ certificate stating the aggregate principal amount of notes being repurchased.

The Paying Agent will promptly mail to each holder of notes properly tendered the repurchase price for such notes, and the Trustee, upon the Company’s execution and delivery of the related notes, will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note of the same series equal in principal amount to any unrepurchased portion of any notes properly tendered.

The Company will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer to be made by the Company and such third party purchases all notes properly tendered and not withdrawn by the holders thereof under its offer.

The definition of “Change of Control” includes a phrase relating to the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company and its Subsidiaries (as defined herein), taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder to require the Company to repurchase the notes as a result of a sale, lease, exchange or other transfer of less than all of the assets of the Company and its Subsidiaries, taken as a whole, to another person or group may be uncertain.

“Below Investment Grade Rating Event” means the rating on the notes is lowered by at least two of the three Rating Agencies (as defined herein) and the notes are rated below an Investment Grade Rating (as defined herein) by at least two of the three Rating Agencies on any day during the period (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing 60 days prior to the first public notice of the earlier of the Company’s intention to effect a Change of Control and the occurrence of a Change of Control and ending 60 days following consummation of such Change of Control.

“Change of Control” means (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group (as used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s Voting Stock (as defined herein), measured by voting power rather than number of shares, (2) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any person or group of related persons for the purpose of Section 13(d)(3) of the Exchange Act, together with any affiliates thereof, other than any such sale, lease, exchange or other transfer to one or more of the Company’s Subsidiaries (whether or not otherwise in compliance with the provisions of the Indenture) or (3) the adoption of a plan relating to the liquidation, dissolution or winding up of the Company.

Notwithstanding the foregoing, a transaction effected to create a holding company for the Company will not be deemed to involve a Change of Control if (a) pursuant to such transaction the Company becomes a wholly owned subsidiary of such holding company and (b) the holders of the outstanding Voting Stock of such holding company immediately following such transaction are the same as the holders of the Company’s outstanding Voting Stock immediately prior to such transaction.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Fitch” means Fitch Inc. and its successors.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent under any successor rating categories) by Moody’s (as defined herein), BBB- (or the equivalent under any successor rating categories) by S&P (as defined herein) and BBB- (or the equivalent under any successor rating categories) by Fitch and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by the Company.

“Moody’s” means Moody’s Investors Service Inc. and its successors.

“Rating Agency” means (1) each of Moody’s, S&P and Fitch and (2) if any of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating publicly available for reasons outside the control of the Company, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by the Company (as certified by a resolution of the Company’s board of directors) to act as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“S&P” means S&P Global Ratings, a business unit of Standard & Poor’s Financial Services LLC, and its successors.

“Subsidiary” means an entity a majority of the Voting Stock of which is owned by the Company and/or one or more other entities a majority of the Voting Stock of which is owned by the Company.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock or other ownership interests of such person that is at the time entitled to vote generally in the election of the board of directors (or members of a comparable governing body) of such person.

Forms

The notes will be issued in the form of one or more registered notes in global form, without interest coupons. Such global notes will be deposited on the issue date with DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee under the Indenture. Beneficial interests in the global notes may not be exchanged for certificated notes except in the circumstances described below. All interests in global notes may be subject to the procedures and requirements of DTC.

Exchanges of beneficial interests in one global security for interests in another global security will be subject to the applicable rules and procedures of DTC and its direct and indirect participants. Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in another global security will, upon transfer, cease to be an interest in that global security and become an interest in the global security to which the beneficial interest is transferred and, accordingly, will thereafter be subject to all procedures applicable to beneficial interests in the global security to which the beneficial interest is transferred for as long as it remains an interest in that global security.

The descriptions of the operations and procedures of DTC set forth below are based on materials made available by DTC. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters. The information set forth below has been obtained from sources that the Company believes to be reliable, but neither the Company nor the underwriters take any responsibility for the accuracy of such information. Furthermore, neither the Company nor the underwriters will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in any global notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for persons who have accounts with DTC (“participants”) and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, which eliminates the need for physical movement of certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a participant (“indirect participants”). Investors who are not participants may beneficially own notes held by or on behalf of DTC only through participants or indirect participants. The rules applicable to DTC and its participants are on file with the SEC.

Upon the issuance of a global note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of the persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in the global note will be limited to participants or persons who hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the notes represented by such global note for all purposes under the Indenture and the notes. Except as set forth herein, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive certificated form, and will not be considered holders of the notes for any purposes under the Indenture.

Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person directly or indirectly owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, if we request any action of holders or any owner of a beneficial interest in a global note desires to give any notice or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payments of the principal of, premium, if any, and interest on a global note will be made to DTC or its nominee, as the case may be, as the registered owner. Neither we, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of a global note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such global note, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for such payments.

The Indenture will provide that, if the Depository notifies us that it is unwilling or unable to continue as depository for the global notes or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depository within 90 days, or if there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the notes and a request for such exchange is made by DTC, then we will issue certificated notes in exchange for the global note. In addition, we may at any time and in our sole discretion determine not to have the notes represented by a global note and, in such event, will issue certificated notes in exchange for the global note. In any such instance, an owner of a beneficial interest in a global note will be entitled to physical delivery of certificated notes equal in principal amount to its beneficial interest and to have the certificated notes registered in its name. We expect that instructions for registering the certificated notes would be based upon directions received from the Depository with respect to ownership of the beneficial interests in a global note.

Although DTC has agreed to the procedures described above in order to facilitate transfers of interests in a global note among participants of DTC, it is under no obligation to perform such procedures and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Amendment, supplement and waiver

Subject to certain exceptions, the Indenture and the notes may be amended or supplemented with the consent of the holders of a majority in principal amount of all the then outstanding securities issued pursuant to the Indenture (including any additional securities of a series issued pursuant to the Indenture after the date of the issuance of the notes offered hereby), voting as a single class; provided that (i) if any such amendment or supplement would by its terms disproportionately and adversely affect a series of securities issued under the Indenture, such amendment or supplement shall also require the consent of the holders of a majority in principal amount of the then outstanding securities of such series and (ii) if any such amendment or supplement would only affect the securities of some but not all series of securities issued under the Indenture, then only the consent of the holders of a majority in principal amount of the then outstanding securities of all such affected series of securities issued under the Indenture (and not the consent of a majority in principal amount of all the then outstanding securities issued under the Indenture) shall be required; and provided, further, that the Company and the Trustee may not, without the consent of the holder of each outstanding security of a series affected thereby:

(1)	reduce the principal amount of the securities of such series whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the rate of, or extend the time for payment of, interest on the securities of such series;

(3)	reduce the principal of, or extend the fixed maturity of, the securities of such series;

(4)	make the securities of such series payable in money other than that stated in such security; or

(5)	impair the ability of holders of the securities of such series to institute suit to enforce the obligation of the Company to make any principal, premium or interest payment due in respect of such securities.

Any past default or compliance with any provisions of the Indenture or the securities issued thereunder may be waived with the consent of the holders of a majority in principal amount of all the then outstanding securities issued pursuant to the Indenture (including any additional securities of a series issued pursuant to the Indenture after the date of the issuance of the notes offered hereby), voting as a single class; provided that (i) if any such waiver would by its terms disproportionately and adversely affect a series of securities under the

Indenture, such waiver shall also require the consent of the holders of a majority in principal amount of the then outstanding securities of such series and (ii) if any such waiver would only affect some but not all series of securities issued under the Indenture, then only the consent of the holders of a majority in principal amount of the then outstanding securities of such affected series issued under the Indenture (and not the consent of a majority in principal amount of all the then outstanding securities issued under the Indenture) shall be required; and provided, further, that no waiver shall be effective without the consent of the holder of each outstanding security affected thereby in the case of a default in any payment of principal, premium, if any, or interest due in respect of any security or in respect of other provisions which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding security affected.

Without notice to or the consent of any holder of notes, the Company and the Trustee may amend or supplement the Indenture or the notes to:

•	cure any ambiguity, omission, defector inconsistency;

•

conform the text of the Indenture or the notes to any provision of this “Description of the notes” to the extent that the Trustee has received an officers’ certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision in this “Description of the notes”;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	comply with the provisions of the Indenture concerning mergers, consolidations and transfers of all or substantially all of the assets of the Company;

•	appoint a trustee other than the Trustee (or any successor thereto) as trustee in respect of the notes;

•	provide for the issuance of additional securities of a series in accordance with the terms of the Indenture;

•	make any change that by its terms does not materially adversely affect the rights of any holder of the securities of a series (as determined in good faith by the Company);

•	add, change or eliminate provisions of the Indenture as shall be necessary or desirable in accordance with any amendment to the TIA; or

•

amend or supplement the Indenture and any supplemental indenture thereto in a manner that by its terms does not affect any series of securities issued under the Indenture, even if the amendment or supplement affects other securities issued under the Indenture.

Whenever the Company requests the Trustee to take any action under the Indenture, including a request to amend or supplement the Indenture, the Company is required to furnish the Trustee with an officers’ certificate and an opinion of counsel to the effect that all conditions precedent to the action have been complied with.

Covenants

The terms of the notes and the covenants contained in the Indenture do not afford holders of the notes protection in the event of a highly leveraged or other similar transaction involving the Company that may adversely affect holders of the notes. The Indenture will not limit the amount of additional unsecured indebtedness that the Company or any of its Subsidiaries may incur.

Limitations on liens

Subject to the following three sentences, the Company will not, and will not permit any Restricted Subsidiary (as defined herein) to, as security for any Debt (as defined herein), incur a Lien (as defined herein) on any Restricted

Property (as defined herein), unless the Company or such Restricted Subsidiary secures or causes to be secured any outstanding notes equally and ratably with all Debt secured by such Lien. The Lien may equally and ratably secure such notes and any other obligations of the Company or its Subsidiaries that are not subordinated in right of payment to any outstanding notes. The foregoing restriction will not apply to, among other things, Liens:

(1)	existing on the date the notes are first issued or existing at the time an entity becomes a Restricted Subsidiary;

(2)	existing at the time of the acquisition of the Restricted Property or incurred to finance all or some of the purchase price or cost of construction; provided that the Lien may not extend to any other Restricted Property (other than, in the case of construction, unimproved real property) owned by the Company or any of its Restricted Subsidiaries at the time the property is acquired or the Lien is incurred; and provided, further, that the Lien may not be incurred more than one year after the later of the acquisition, completion of construction or commencement of full operation of the property;

(3)	securing Debt of the Company owed to a Restricted Subsidiary or securing Debt of a Restricted Subsidiary owed to the Company or another Restricted Subsidiary;

(4)	existing at the time an entity merges into, consolidates with, or enters into a share exchange with the Company or a Restricted Subsidiary or a person transfers or leases all or substantially all its assets to the Company or a Restricted Subsidiary;

(5)	in favor of a government or governmental entity that secures payment pursuant to a contract, subcontract, statute or regulation, secures Debt guaranteed by the government or governmental agency, secures Debt incurred to finance all or some of the purchase price or cost of construction of goods, products or facilities produced under contract or subcontract for the government or governmental entity, or secures Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien; or

(6)	extending, renewing or replacing in whole or in part a Lien (“existing Lien”) permitted by any of clauses (1) through (5); provided that such Lien may not extend beyond the property subject to the existing Lien and the Debt secured by the Lien may not exceed the amount of Debt secured at the time by the existing Lien unless the existing Lien or a predecessor Lien equally and ratably secures the outstanding notes and the Debt.

In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the notes, incur a Lien that otherwise would be subject to the foregoing restrictions; provided that after giving effect to such Lien the aggregate amount of all Debt secured by Liens that otherwise would be prohibited (for the avoidance of doubt, excluding Debt secured by a Lien permitted by any of clauses (1) through (6) above) plus all Attributable Debt (as defined herein) in respect of sale-leaseback transactions that otherwise would be prohibited by the covenant limiting sale-leaseback transactions described below at the time such Lien is incurred would not exceed 15% of Consolidated Net Tangible Assets (as defined herein).

Limitations on sale-leaseback transactions

Subject to the following two sentences, the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer a Principal Property (as defined herein) and contemporaneously lease it back, except a lease for a period of three years or less. Notwithstanding the foregoing restriction, the Company or any Restricted Subsidiary may sell or transfer a Principal Property and contemporaneously lease it back for a longer period if:

(1)	the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

(2)	the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions set forth above under the caption “—Limitations on liens,” to create a Lien on the property to be leased securing Debt in an amount at least equal in amount to the Attributable Debt in respect of the sale-leaseback transaction without equally and ratably securing the outstanding notes;

(3)	the Company owns or acquires other property which will be made a Principal Property and is determined by the board of directors of the Company to have a fair value equal to or greater than the Attributable Debt incurred;

(4)	within 270 days of the effective date of the lease, the Company makes Capital Expenditures (as defined herein) with respect to a Principal Property in an amount at least equal to the amount of the Attributable Debt incurred; or

(5)	the Company or a Restricted Subsidiary makes an optional prepayment in cash of its Debt or finance lease obligations at least equal in amount to the Attributable Debt for the lease, the prepayment is made within 270 days of the effective date of the lease, the Debt prepaid is not owned by the Company or a Restricted Subsidiary, the Debt prepaid is not subordinated in right of payment to any of the notes, and the Debt prepaid was Long-Term Debt (as defined herein) at the time it was created.

In addition and notwithstanding the foregoing restrictions, the Company and any of its Restricted Subsidiaries may, without securing the notes, enter into a sale-leaseback transaction that otherwise would be subject to the foregoing restrictions; provided that after giving effect to such sale-leaseback transaction the aggregate amount of all Debt secured by Liens that otherwise would be prohibited by the covenant limiting Liens described above plus (for the avoidance of doubt, excluding Debt secured by a Lien permitted by any of clauses (1) through (6) thereof) all Attributable Debt in respect of sale-leaseback transactions that otherwise would be prohibited above would not exceed 15% of Consolidated Net Tangible Assets.

Consolidation, merger, sale of assets

The Company shall not consolidate with or merge into, or transfer all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to, another entity unless:

(1)	the resulting, surviving or transferee entity is organized under the laws of the United States, any state thereof or the District of Columbia and assumes by supplemental indenture all of the obligations of the Company under all of the notes then outstanding and the Indenture;

(2)	immediately after giving effect to the transaction no default or Event of Default shall have happened and be continuing; and

(3)	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that the consolidation, merger or transfer and the supplemental indenture comply with the Indenture.

If, upon any such consolidation, merger or transfer, a Restricted Property would become subject to an attaching Lien that secures Debt, then, before the consolidation, merger or transfer occurs, the Company by supplemental indenture shall secure the notes by a direct lien on such Restricted Property. The direct Lien shall have priority over all Liens on such Restricted Property except those already on it. The direct Lien may equally and ratably secure the notes and any other obligation of the Company or a Subsidiary. However, the Company need not comply with this provision if (i) upon the consolidation, merger or transfer, the attaching Lien will secure the notes equally and ratably with or prior to Debt secured by the attaching Lien or (ii) the Company or a Restricted Subsidiary could create a Lien on the Restricted Property to secure Debt at least equal in amount to that secured by the attaching Lien pursuant to the provisions described under “—Limitations on liens” above.

When a successor entity assumes all of the obligations of the Company under the notes and the Indenture and the other conditions specified above are satisfied, the Company will be released from those obligations.

Definitions

For purposes of the covenants included in the Indenture, the following terms generally shall have the meanings provided below.

“Attributable Debt” for a lease means the carrying value of the capitalized rental obligation determined under generally accepted accounting principles whether or not such obligation is required to be shown on the balance sheet as a long-term liability. The carrying value may be reduced by the capitalized value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property. A lease obligation shall be counted only once even if the Company and one or more of its Subsidiaries may be responsible for the obligation.

“Capital Expenditures” means, for any period, any expenditures of the Company or its Subsidiaries during such period that, in conformity with U.S. generally accepted accounting principles consistently applied, are required to be included in fixed asset accounts as reflected in the consolidated balance sheet of the Company and its Subsidiaries.

“Consolidated Net Tangible Assets” means, as of any date of determination, total assets less:

(1)	total current liabilities (excluding any Debt which, at the option of the borrower, is renewable or extendible to a term exceeding 12 months and which is included in current liabilities and further excluding any deferred income taxes which are included in current liabilities); and

(2)	goodwill, patents and trademarks, all as stated on the Company’s most recent publicly available consolidated balance sheet preceding the date of determination.

“Debt” means any debt for borrowed money which would appear, in conformity with generally accepted accounting principles, on the balance sheet as a liability or any guarantee of such a debt and includes purchase money obligations. A Debt shall be counted only once even if the Company and one or more of its Subsidiaries may be responsible for the obligation.

“Lien” means any mortgage, pledge, security interest or lien.

“Long-Term Debt” means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee’s consent to a date more than 12 months after the Debt was created.

“Principal Property” means any mining and quarrying or manufacturing facility located in the United States and owned by the Company or by one or more Restricted Subsidiaries on the date the notes are first issued and which has, as of the date the Lien is incurred, a net book value (after deduction of depreciation and other similar charges) greater than 3% of Consolidated Net Tangible Assets, except:

(1)	any such facility or property which is financed by obligations of any State, political subdivision of any State or the District of Columbia under terms which permit the interest payable to the holders of the obligations to be excluded from gross income as a result of the plant, facility or property satisfying the conditions of Section 103(b)(4)(C), (D), (E), (F) or (H) or Section 103(b)(6) of the Internal Revenue Code of 1954 or Section 142(a) or Section 144(a) of the Internal Revenue Code of 1986, or of any successors to such provisions; or

(2)	any such facility or property which, in the opinion of the board of directors of the Company, is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole. However, the chief executive officer or chief financial officer of the Company may at any time declare any mining and quarrying or manufacturing facility or other property to be a Principal Property by delivering a certificate to that effect to the Trustee.

“Restricted Property” means any Principal Property, any Debt of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary on the date the notes are first issued or thereafter if secured by a Principal Property (including any property received upon a conversion or exchange of such debt), or any shares of stock of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary (including any property or shares received upon a conversion, stock split or other distribution with respect to the ownership of such stock).

“Restricted Subsidiary” means a Subsidiary that has substantially all of its assets located in, or carries on substantially all of its business in, the United States and that owns a Principal Property. Notwithstanding the preceding sentence, a Subsidiary shall not be a Restricted Subsidiary during such period of time as it has shares of capital stock registered under the Exchange Act or it files reports and other information with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Default and remedies

An “Event of Default” under the Indenture in respect of the notes is:

(1)	a default for 30 days in payment of any interest on the notes;

(2)	a default in payment of any principal of, or premium, if any, on the notes when due;

(3)	a failure by the Company for 90 days, after notice to it, to comply with any of its agreements in the Indenture or the notes (other than those referred to in clauses (1) and (2) above); and

(4)	certain events of bankruptcy or insolvency applicable to the Company.

If an Event of Default in respect of the notes (other than as referred to in clause (4) above) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare the notes to be due and payable immediately. Under certain conditions, such acceleration may be rescinded by the holders of a majority in principal amount of the then outstanding notes if such rescission would not conflict with any judgment or decree, except with respect to nonpayment of principal or premium (if any) or interest on the notes. If an Event of Default referred to in clause (4) above occurs and is continuing, the principal of, and premium, if any, and interest on, all of the then outstanding notes will become immediately due and payable without any declaration or other act on the part of the Trustee or the holders of the notes.

No holder of notes may pursue any remedy against the Company under the Indenture (other than with respect to the right to receive any payment of principal, premium, if any, or interest due in respect of the notes) unless such holder previously shall have given to the Trustee written notice of default and unless the holders of at least 25% in principal amount of the then outstanding notes shall have made written request to the Trustee to pursue the remedy and shall have offered the Trustee indemnity satisfactory to it, the Trustee shall not have complied with the request within 60 days of receipt of the request and the offer of indemnity, and the Trustee shall not have received direction inconsistent with the request during such 60-day period from the holders of a majority in principal amount of the then outstanding notes.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the notes unless it receives indemnity satisfactory to it from the Company or, under certain circumstances, the holders of such notes seeking to direct the Trustee to take certain actions under the Indenture against any loss, liability or expense.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power under the Indenture in respect of the notes. The

Indenture provides that the Trustee will give to the holders of the notes notice of all defaults known to it, within 90 days after the occurrence of any default with respect to the notes, unless the default shall have been cured or waived. The Trustee may withhold from holders of the notes notice of any continuing default (except a default in any payment of principal, premium, if any, or interest due in respect of the notes) if it determines in good faith that withholding such notice is in the interests of such holders. The Company is required annually to certify to the Trustee as to the compliance by the Company with certain covenants under the Indenture and the absence of a default thereunder, or as to any such default that existed.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a Note, the holder of such Note waives and releases all such claims and liability. This waiver and release are part of the consideration for the issue of such Note.

Discharge, defeasance and covenant defeasance

Satisfaction and discharge

Upon the Company’s direction, the Indenture shall cease to be of further effect with respect to the notes, subject to the survival of specified provisions of the Indenture, when:

(1)	either

(A)	all outstanding notes have been delivered to the Trustee for cancellation, subject to certain exceptions, or

(B)	all notes have become due and payable or will become due and payable at their maturity within one year or are to be called for redemption within one year, and the Company has deposited with the Trustee, in trust, funds in U.S. dollars or U.S. government obligations (or a combination thereof) in an amount sufficient to pay the entire indebtedness on the notes, including the principal thereof and, premium, if any, and interest, if any, thereon, (x) to the date of such deposit, if the notes have become due and payable or (y) to the Stated Maturity Date of the notes (or to the Redemption Date thereof if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of optional redemption), as the case may be;

(2)	the Company has paid all other sums payable under the Indenture with respect to the notes (including amounts payable to the Trustee); and

(3)	the Trustee has received an officers’ certificate and an opinion of counsel to the effect that all conditions precedent to the satisfaction and discharge of the Indenture in respect of the notes have been satisfied.

Defeasance and covenant defeasance

The Company may elect with respect to the notes either:

(1)	to defease and discharge itself from any and all obligations with respect to the notes (“full defeasance”), except for, among other things:

(A)	the obligations to register the transfer or exchange of those notes;

(B)	the obligation to replace temporary or mutilated, destroyed, lost, or stolen notes;

(C)	the obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, in respect of those notes; and

(D)	the obligation to hold moneys for payment in respect of those notes in trust; or

(2)	to be released from its obligations with respect to the notes under “—Covenants—Limitations on liens” and “—Covenants—Limitations on sale-leaseback transactions,” and any failure to comply with those obligations shall not constitute a default or an Event of Default with respect to those notes (“covenant defeasance”);

in either case, upon the irrevocable deposit with the Trustee, or other qualifying Trustee, in trust for that purpose, of an amount in U.S. dollars or U.S. government obligations (or a combination thereof) that through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, and premium, if any, and interest on, those notes, on the respective due dates for those payments, whether at maturity, upon redemption or repurchase or otherwise.

The full defeasance or covenant defeasance described above shall only be effective if, among other things:

(a)	it shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture or the notes) to which the Company is a party or is bound;

(b)	in the case of full defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that:

(1)	the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(2)	since the issue date of that particular series of notes under the Indenture, there has been a change in applicable U.S. federal income tax law,

in either case, to the effect that, and based on such ruling or change the opinion of counsel shall confirm that, the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the full defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

(c)	in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

(d)	no Event of Default with respect to the notes shall have occurred and be continuing on the date of the deposit into trust (other than an Event of Default resulting from the incurrence of Debt to be applied to such deposit or the grant of any Lien to secure such Debt); and, solely in the case of full defeasance, no Event of Default arising from specified events of bankruptcy, insolvency, or reorganization with respect to the Company or default which with notice or lapse of time or both would become such an Event of Default shall have occurred and be continuing during the period ending on the 91st day after the date of the deposit into trust; and

(e)	the Company shall have delivered to the Trustee an officers’ certificate and legal opinion to the effect that all conditions precedent to the full defeasance or covenant defeasance, as the case may be, have been satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (b) above with respect to a full defeasance need not to be delivered if all notes not therefore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at stated maturity within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of optional redemption by the Trustee in the name, and at the expense, of the Company.

In the event the Company effects covenant defeasance with respect to the notes and those notes are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to the covenant as to which covenant defeasance has been effected, which covenant would no longer be applicable to those notes after covenant defeasance, the amount of monies or U.S. government obligations deposited with the Trustee to effect covenant defeasance may not be sufficient to pay amounts due on those notes at the time of any acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of those amounts due at the time of acceleration.

Repayment of unclaimed funds

The Indenture provides that the Trustee and the Paying Agent shall promptly pay to the Company upon request any money held by them for the payment of principal of, or premium, if any, or interest on, the notes that remains unclaimed for two years. In the event the Trustee or the Paying Agent returns money to the Company following such two-year period, the holders of the notes thereafter shall be entitled to payment only from the Company, subject to all applicable escheat, abandoned property and similar laws.

Concerning the Trustee

Regions Bank is the Trustee, Paying Agent and Registrar under the Indenture. Regions Bank also performs other services for the Company in the normal course of business.

The Indenture provides that there may be more than one Trustee under the Indenture, each with respect to one series of notes. If there are different Trustees for different series of notes, each Trustee will be a Trustee separate and apart from any other Trustee under the Indenture. Any action permitted to be taken by a Trustee may be taken by such Trustee only with respect to the series of notes for which it is the Trustee under the Indenture. Any Trustee under the Indenture may resign or be removed with respect to one or more series of notes.

All payments of principal of, and premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery (including authentication and delivery on original issuance of the debt securities) of, the notes will be made in an office or agency maintained by the Company for that purpose in the United States, except as otherwise specified above under “—Principal and interest.”

The Company shall be responsible for making all calculations and determinations called for under the Indenture. These calculations and determinations include, but are not limited to, accrued interest payable on the notes, and any premium payable in connection with an optional redemption. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on holders of notes. Upon written request, the Company shall provide a schedule of its calculations to the Trustee. The Trustee is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification.

Governing law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Material U.S. federal income tax considerations

The following discussion is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The summary does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and judicial and administrative interpretations thereof, each as in effect on the date hereof, and all of which are subject to change. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax, or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities and investors in such entities, persons liable for alternative minimum tax, U.S. Holders that hold notes through non-U.S. brokers or other non-U.S. intermediaries and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, this discussion is limited to persons who purchase the notes for cash at original issue and at their “issue price” (i.e., the first price at which a substantial amount of the notes is sold to the public for cash, excluding to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets within the meaning of Section 1221 of the Code.

If any entity treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships considering investments in the notes, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.

Prospective purchasers of the notes should consult their tax advisors concerning the tax consequences of holding notes in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of other federal, state, local, foreign or other tax laws.

Additional payments

Under certain circumstances (see “Description of the notes—Change of Control Repurchase Event”), we may become obligated to make payments on the notes in excess of stated principal and interest. Treasury regulations provide special rules for contingent payment debt instruments which, if applicable, could cause the timing, amount and character of a holder’s income, gain or loss with respect to the notes to be different from the consequences described below. Under the applicable Treasury regulations, however, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies (determined as of the date the notes are issued) are ignored. We believe the possibility of making additional payments on the notes is remote and/or incidental. Therefore, we intend to treat the possibility of the payment of such additional amounts as not resulting in the notes being treated as contingent payment debt instruments under the applicable Treasury regulations. Our treatment will be binding on all holders for U.S. federal income tax purposes unless they disclose their contrary positions to the U.S. Internal Revenue Service

(“IRS”) in the manner required by applicable U.S. Treasury regulations. Our treatment is not binding on the IRS, however, which may take a contrary position and treat the notes as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Tax consequences to U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a U.S. person.

Payments of stated interest

Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, redemption or other taxable disposition of the notes

Upon the sale, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount realized upon such disposition (less an amount equal to any accrued but unpaid stated interest, which will be taxable as stated interest income as discussed above to the extent not previously included in income by the U.S. Holder) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will, in general, be the cost of such note to such U.S. Holder.

Gain or loss realized on the sale, redemption or other taxable disposition of a note will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup withholding and information reporting

In general, information reporting requirements will apply to payments of stated interest on the notes and to the proceeds of the sale or other disposition (including a retirement or redemption) of a note paid to a U.S. Holder unless such U.S. Holder is an exempt recipient, and, when required, provides evidence of such exemption. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification that it is not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Payments of stated interest

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), interest paid on a note to a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax; provided that:

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

the Non-U.S. Holder certifies on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8), under penalties of perjury, that it is not a United States person (as defined in the Code) or, if such holder holds the notes through certain foreign intermediaries, such holder and the intermediary satisfy the applicable certification requirements.

Even if a Non-U.S. Holder meets the above requirements, interest paid to such Non-U.S. Holder will be subject to U.S. federal withholding tax if the withholding agent knows or has reason to know that the Non-U.S. Holder is not entitled to an exemption.

Payments of interest made to a Non-U.S. Holder that do not satisfy the conditions described above and that are not effectively connected with a U.S. trade or business will generally be subject to U.S. withholding tax at a rate of 30%, unless an income tax treaty applies to reduce or eliminate withholding and the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) claiming the exemption.

If interest on a note is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. Holder (see “—Tax consequences to U.S. Holders” above), provided that the holder provides a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Sale, redemption or other taxable disposition of the notes

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder of a note generally will not be subject to U.S. federal income tax on gain realized on the sale, redemption or other disposition of such note unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met. These rules are complex, and such Non-U.S. Holders are urged to consult their own tax advisors regarding the potential application of these rules to their situation.

If gain realized on a sale, redemption or other disposition of a note is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United

States), the Non-U.S. Holder will generally be taxed in the same manner as a U.S. Holder (see “—Tax consequences to U.S. Holders” above). These holders should consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Backup withholding and information reporting

Unless certain exceptions apply, we must report to the IRS any payments of interest to a Non-U.S. Holder during the taxable year and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding tax may also be made available to the tax authorities in the country in which such holder resides under the provisions of an applicable income tax treaty. Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on a note to a Non-U.S. Holder if such holder provides us with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, provided that we do not, or our paying agent does not, as the case may be, know or have reason to know that such holder is a U.S. person.

Payments pursuant to the sale or other disposition of notes, made to or through a foreign office of a foreign broker, other than payments in respect of interest, generally will not be subject to information reporting and backup withholding. However, information reporting and, depending on the circumstances, backup withholding may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the note certifies, under penalties of perjury, that it is not a U.S. person (and we do not, or our paying agent does not, as the case may be, know or have reason to know that such holder is a U.S. person), or otherwise establishes an exemption. Payments to or through a U.S. broker or a U.S. office of a foreign broker, however, generally are subject to information reporting and backup withholding, unless the beneficial owner of the notes certifies, under penalties of perjury, that it is not a U.S. person (and we do not, or our paying agent does not, as the case may be, know or have reason to know that such holder is a U.S. person), or otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability; provided the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code (provisions commonly known as “FATCA”) generally may impose U.S. federal withholding tax of 30% on payments of interest paid to (i) a “foreign financial institution” (as specifically defined in section 1471 of the Code) whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in section 1471 of the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In the event any withholding under FATCA is required or advisable with respect to any payments on the notes, there will be no additional amounts payable to compensate for the withheld amount. If an interest payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Tax consequences to Non-U.S. Holders— Payments of stated interest,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investments in the notes.

Material ERISA considerations

The following is a summary of material considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”); plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”); and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. In addition, a fiduciary of a Plan should consult with its counsel in order to determine if the investment satisfies the fiduciary’s duties to the Plan, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which the Issuer, the underwriters or any guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

The U.S. Department of Labor has issued prohibited transaction class exemptions that may apply to the tendering of the notes. These exemptions include transactions effected on behalf of an ERISA Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), and transactions involving bank collective investment funds (prohibited transaction exemption 91-38). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). Each of these exemptions contains conditions and limitations on its application, and there can be no assurance that all of the conditions will be satisfied. Therefore, each person that is considering acquiring or holding the notes in reliance on an exemption should carefully review and consult with its legal advisors to confirm that it is applicable to the purchase and holding of the notes.

In light of the above, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a nonexempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

Purchasers of the notes have the exclusive responsibility for ensuring that their purchase and holding of the notes complies with the fiduciary responsibility rules of ERISA or of applicable Similar Laws and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.

Underwriting

We and the underwriters named below have entered into an underwriting agreement relating to the offer and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter severally, and each underwriter has agreed severally to purchase from us, the principal amount of notes that appears opposite the name of that underwriter below:

Underwriter	Principal amount of notes
Deutsche Bank Securities Inc.	$125,000,000
J.P. Morgan Securities LLC	125,000,000
Wells Fargo Securities, LLC	50,000,000
SunTrust Robinson Humphrey, Inc.	50,000,000
PNC Capital Markets LLC	40,000,000
Regions Securities LLC	40,000,000
MUFG Securities Americas Inc.	25,000,000
Comerica Securities, Inc.	25,000,000
Siebert Williams Shank & Co., LLC	20,000,000

Total	$500,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

The underwriters propose to offer the notes directly to the public at the public offering prices described on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the notes.

The underwriters may allow, and dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes, the underwriters may change the public offering prices and concessions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of an officer’s certificate and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Paid by us

Per note	0.650%
Total	$3,250,000

The expenses of this offering, not including underwriting discounts, are estimated to be approximately $1.7 million.

New issue of notes

There are currently no public trading markets for the notes. We have not applied and do not intend to apply to list the notes on any securities exchange. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and may, in their sole discretion, discontinue any market-making in the notes at any time without notice. Therefore, we cannot assure you that liquid trading markets for the notes will develop, that you will be able to sell your notes at a particular time or that the price you receive when you sell will be favorable.

Price stabilization and short positions

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may have the effect of preventing or retarding a decline in the market price of the notes or may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Settlement

We expect that delivery of the notes will be made to investors on or about March 16, 2020, which will be the seventh business day following the date of this prospectus supplement (such settlement cycle being referred to as “T + 7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially settle in T + 7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the delivery date of the notes should consult their advisors.

Sales outside the United States

The notes may be offered and sold in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) and/or the accompanying prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area and United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”) . Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any member state of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

In the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons”. The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and the accompanying prospectus or their contents. The notes are not being offered to the public in the United Kingdom.

Hong Kong

Each underwriter represents, warrants and agrees that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act. Each underwriter has agreed that it has not, directly or indirectly, offered or sold and will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore Securities and Futures Act Product Classification

Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Other relationships

Certain underwriters and their affiliates have engaged in and may in the future engage in commercial and investment banking services for us and our affiliates, hedging services and other commercial dealings in the ordinary course of business. Specifically, certain of the underwriters and/or their affiliates act as co-syndication agents and lenders under our revolving credit facility.

Certain underwriters and/or their affiliates may hold a portion of our floating rate notes due 2020. As a result, certain of the underwriters and/or their affiliates may receive a portion of the proceeds of the offering. See “Use of proceeds.”

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade debt and equity securities, derivative securities, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investments and trading activities may involve or relate to assets, securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such assets, securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

Legal matters

Certain legal matters with respect to the notes we are offering will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York, and Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain members of Robinson, Bradshaw & Hinson, P.A. beneficially owned less than 1% of our outstanding shares of common stock as of the date of this prospectus supplement. Certain legal matters with respect to the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

Martin Marietta Materials, Inc.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Martin Marietta Materials, Inc.

Debt Securities

Common Stock

Preferred Stock

Warrants

The following are types of securities that we may offer, issue and sell from time to time, together or separately:

•	debt securities, which may be senior or subordinated, convertible or non-convertible;

•	shares of our preferred stock;

•	shares of our common stock; and

•	warrants to purchase debt or equity securities.

This prospectus describes some of the general terms that may apply to the offered securities. The specific terms and amounts of the offered securities will be fully described in supplements to this prospectus, which may add, update or change information in this prospectus. Please read carefully any prospectus supplements or related free writing prospectus and this prospectus and any information incorporated by reference carefully before you invest in these securities.

Our common stock is listed on The New York Stock Exchange under the trading symbol “MLM.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Investing in our securities involves risks. See “Risk factors” on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to purchasers, on a continuous or delayed basis. The names of any underwriters, dealers or agents and the terms of the arrangements with such entities will be stated in an accompanying prospectus supplement or any related free writing prospectus.

The date of this prospectus is May 12, 2017.

i

About this prospectus

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities using this prospectus, we will provide a prospectus supplement or prospectus supplements containing specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where you can find more information” and “Incorporation by reference” before purchasing any of our securities. References to “securities” include any security that we might sell under this prospectus and any prospectus supplement. References to “$” and “dollars” are to United States dollars.

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of such documents have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described under “Where you can find more information” and “Incorporation by reference.”

You should rely only on the information contained or incorporated by reference in this prospectus or applicable prospectus supplement or any free writing prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information in this prospectus or any prospectus supplement or any related free writing prospectus, as well as the information incorporated by reference herein or therein, is accurate only as of the date of the document containing such information. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus and any prospectus supplement, unless otherwise indicated, the terms “Company,” “we,” “us” and “our” refer to Martin Marietta Materials, Inc. and its consolidated subsidiaries.

ii

About the registrant

We are principally engaged in the building materials business, including aggregates, cement, ready mixed concrete and asphalt and paving product lines, which are sold and shipped from a network of more than 275 aggregates quarries and yards, two cement plants, five distribution facilities and more than 150 ready mixed concrete and asphalt plants in 29 states, Canada, the Bahamas and the Caribbean Islands. Our cement (Portland and specialty cements), ready mixed concrete and asphalt and paving product lines are located in strategic, vertically integrated markets, predominantly Texas and Colorado, where being able to supply a full range of building materials products is important for customer service. Building materials are used for construction of highways and other infrastructure projects, and in the nonresidential and residential construction industries. Aggregates and cement products are also used in the railroad, agricultural, utility and environmental industries. We also have a Magnesia Specialties segment, with production facilities in Ohio and Michigan, which produces magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers in the steel industry.

We were formed in 1993 as a North Carolina corporation to serve as successor to the operations of the materials group of the organization that is now Lockheed Martin Corporation. Our principal executive offices are located at 2710 Wycliff Road Raleigh, North Carolina 27607-3033, and our telephone number is (919) 781-4550.

Risk factors

Investment in the offered securities involves risks. Before acquiring any securities offered pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement or any related free writing prospectus, including, without limitation, the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in our Current Report filed on May 12, 2017 (to the extent incorporated by reference herein), as the same may be updated from time to time by our subsequent filings with the SEC. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. To the extent a particular offering implicates additional known material risks, we will include a discussion of those risks in the applicable prospectus supplement. Please also refer to the section below entitled “Forward-looking Statements.”

Forward-looking statements

This prospectus, including the information incorporated herein by reference, any prospectus supplement, any related free writing prospectus and the information incorporated by reference therein, contain statements which, to the extent they are not recitations of historical fact, constitute forward-looking statements within the meaning of federal securities law. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and are based on assumptions that we believe in good faith are reasonable at the time the statements are made, but which may be materially different from actual results. Investors can identify these statements by the fact that they do not relate only to historic or current facts. The words “may,” “will,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “outlook,” “plan,” “project,” “scheduled,” and similar expressions in connection with future events or future operating or financial performance are intended to identify forward-looking statements. Any or all of the Company’s forward-looking statements in this prospectus, including the information incorporated herein by reference, any prospectus supplement, any related free writing prospectus and the information incorporated by reference therein and in other publications may turn out to be wrong.

Statements and assumptions on future revenues, income and cash flows, performance, economic trends, the outcome of litigation, regulatory compliance, and environmental remediation cost estimates are examples of forward-looking statements. Numerous factors, including those discussed in the documents referred to under the heading “Risk factors” which include our filings with the Commission referred to under the heading “Incorporation by reference” could affect our forward-looking statements and actual performance. You should consider all of our forward-looking statements in light of the factors discussed in those documents. In addition, other risks and uncertainties not presently known to us or that we currently consider immaterial could affect the accuracy of our forward-looking statements.

Except as required by law, we undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this prospectus.

Use of proceeds

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of securities offered by this prospectus and any applicable prospectus supplement will be used for general corporate purposes. Until we apply the proceeds from a sale of securities to their intended purposes, we may invest those proceeds in short-term investments, including repurchase agreements, some or all of which may not be investment grade.

Ratio of earnings to fixed charges

The following table shows our historical ratio of earnings to fixed charges for the periods indicated. As we have no shares of preferred stock outstanding as of the date of this prospectus, no ratio of earnings to fixed charges and preferred dividends is presented.

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	2.26	6.45	4.88	3.69	3.41	2.45

We computed the ratio of earnings to fixed charges by dividing “Earnings and Fixed Charges” by the amount of “Total Fixed Charges.” For the purposes of calculating this ratio, we have calculated “Earnings and Fixed Charges” by adding (i) Earnings before income taxes; (ii) gain or loss from less than 50%-owned associated companies; (iii) interest expense; and (iv) the portion of rents representative of an interest factor. For the purposes of calculating this ratio, we have calculated “Total Fixed Charges” by adding (i) interest expense; (ii) capitalized interest; and (iii) the portion of rents representative of an interest factor.

Description of debt securities

The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to those debt securities will be described in the prospectus supplement relating to those debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

We may issue senior or subordinated debt securities. We will issue the senior debt securities under an indenture to be entered into between us and Regions Bank, as trustee, and any supplemental indentures thereto. We refer to the applicable indenture under which senior debt securities are issued as the “senior indenture”. We will issue the subordinated debt securities under an indenture to be entered into between us and a commercial bank to be selected, as trustee, and any supplemental indenture thereto. We refer to the applicable indenture under which subordinated debt securities are issued as the “subordinated indenture”. We refer to the senior indenture and the subordinated indenture, collectively, as the “base indentures”.

As used in this prospectus, “debt securities” means our direct unsecured general obligations and may include debentures, notes, bonds or other evidences of indebtedness that we issue and the trustee authenticates and delivers under the applicable base indenture. The prospectus supplement relating to any offering of debt securities will describe more specific terms of the debt securities being offered.

Debt securities will be issued under a base indenture in one or more series established pursuant to a supplemental indenture or a resolution duly adopted by our board of directors or a duly authorized committee thereof. The base indentures do not limit the aggregate principal amount of debt securities that may be issued thereunder, or the amount of series that may be issued. We refer to the base indentures (together with each applicable supplemental indenture or resolution establishing the applicable series of debt securities) collectively in this prospectus as the “indentures”. The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended.

The forms of the base indentures have been filed as exhibits to the registration statement of which this prospectus forms a part. The following summaries of certain provisions of the base indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the base indenture and the supplemental indenture or board resolution (including the form of debt security) relating to the applicable series of debt securities.

General

The senior debt securities will be our unsecured obligations and will rank equally with all of our other senior debt from time to time outstanding. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our unsubordinated debt, including any senior debt securities, as described below under “—Subordinated indenture provisions—Subordination.”

Our secured debt will be effectively senior to the debt securities to the extent of the value of the assets securing such debt. Unless otherwise indicated in a prospectus supplement, the debt securities will be exclusively our obligations and not of our subsidiaries and therefore the debt securities will be structurally subordinate to the debt and liabilities of any of our subsidiaries.

The applicable prospectus supplement will describe the specific terms of each series of debt securities being offered, including some or all of the following:

•	the title of the debt securities;

•	the price at which the debt securities will be issued (including any issue discount);

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates (or manner of determining the same) on which the debt securities will mature;

•

the rate or rates (which may be fixed or variable) per annum (or the method or methods by which such rate or rates will be determined) at which the debt securities will bear interest, if any, and the date or dates from which such interest will accrue;

•

the date or dates on which such interest will be payable and the record dates for such interest payment dates and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	if the trustee in respect of the debt securities is other than Regions Bank (or any successor thereto), the identity of the trustee;

•	any mandatory or optional sinking fund or purchase fund or analogous provision for such debt securities;

•

any provisions relating to the date after which, the circumstances under which, and the price or prices at which the debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at our option or of the holder thereof and certain other terms and provisions of such optional or mandatory redemption;

•	if the debt securities are denominated in other than U.S. dollars, the currency or currencies (including composite currencies) in which the debt securities are denominated;

•

if payments of principal (and premium, if any) or interest, if any, in respect of the debt securities are to be made in a currency other than U.S. dollars or the amounts of such payments are to be determined with reference to an index based on a currency or currencies other than that in which the debt securities are denominated, the currency or currencies (including composite currencies) or the manner in which such amounts are to be determined, respectively;

•	if other than or in addition to the events of default described in the base indentures, the events of default with respect to the debt securities of that series;

•	any provisions relating to the conversion of debt securities into debt securities of another series or shares of our capital stock or any other equity securities;

•	for the subordinated debt securities, whether the specific subordination provisions applicable to the subordinated debt securities are other than as set forth in the subordinated indenture;

•	any provisions restricting defeasance of the debt securities;

•	any covenants or other restrictions on our operations;

•	conditions to any merger or consolidation; and

•	any other terms of the debt securities.

Unless otherwise indicated in a prospectus supplement in respect of which this prospectus is being delivered, principal of, premium, if any, and interest, if any, on the debt securities (other than debt securities issued as global securities) will be payable, and the debt securities (other than debt securities issued as global securities) will be exchangeable and transfers thereof will be registrable, at the office of the trustee with respect to such series of debt securities and at any other office maintained at that time by us for such purpose, provided that, at our option, payment of interest may be made by check mailed to the address of the holder as it appears in the register of the debt securities.

Unless otherwise indicated in a prospectus supplement relating thereto, the debt securities will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 thereafter. For certain information about debt securities issued in global form, see “—Global securities” below. No service charge shall be made for any registration of transfer or exchange of the Securities, but we may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection therewith.

Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par which are treated as having been issued at a discount for U.S. federal income tax purposes will be described in the prospectus supplement in respect of which this prospectus is being delivered, if applicable.

Debt securities may be issued, from time to time, with the principal amount payable on the applicable principal payment date, or the amount of interest payable on the applicable interest payment date, to be determined by reference to one or more currency exchange rates or other factors. In such cases, holders of such debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest payable on such dates, depending upon the value on such dates of the applicable currency or other factor. Information, if any, as to the methods for determining the amount of principal or interest payable on any date, the currencies or the factors to which the amount payable on such date is linked and certain additional tax considerations applicable to the debt securities will be set forth in a prospectus supplement in respect of which this prospectus is being delivered.

The indentures provide that the trustee and the paying agent shall promptly pay to us upon request any money held by them for the payment of principal (and premium, if any) or interest that remains unclaimed for two years.

The base indentures do not limit the amount of additional unsecured indebtedness that we or any of our subsidiaries may incur. Unless otherwise specified in the resolutions or in any supplemental indenture establishing the terms of the debt securities, the terms of the debt securities do not afford holders of the debt securities protection in the event of a highly leveraged or other similar transaction involving us that may adversely affect the holders of the debt securities. Debt securities of any particular series need not be issued at the same time and, unless otherwise provided, a series may be re-opened, without the consent of the holders of such debt securities, for issuances of additional debt securities of that series, unless otherwise specified in the resolutions or any supplemental indenture establishing the terms of the debt securities.

Global securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with the depositary identified in the applicable prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred. However, transfers of the whole security between the depositary for that global security and its nominees or its respective successors are permitted.

Unless otherwise provided in the applicable prospectus supplement, The Depository Trust Company, New York, New York, which we refer to in this prospectus as “DTC” will act as depositary for each series of global securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be effected only through, records maintained by DTC and its participants.

Amendment, supplement and waiver

Subject to certain exceptions, the indentures or the debt securities of any series may be amended or supplemented with the written consent of the holders of not less than a majority in principal amount of the then outstanding debt securities of the affected series; provided that we and the trustee may not, without the consent of the holder of each outstanding debt security of such series affected thereby, (a) reduce the amount of debt securities of such series whose holders must consent to an amendment, supplement or waiver, (b) reduce the rate of or extend the time for payment of interest on any debt security of such series, (c) reduce the principal of or extend the fixed maturity of any debt security of such series, (d) reduce the portion of the principal amount of a discounted security of such series payable upon acceleration of its maturity or (e) make any debt security of such series payable in money other than that stated in such debt security. Any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the debt securities of the affected series, except a default in payment of principal or interest or in respect of other provisions requiring the consent of the holder of each such debt security of that series in order to amend. Without the consent of any holder of debt securities of such series, we and the trustee may amend or supplement the indentures or the debt securities without notice to cure any ambiguity, omission, defect or inconsistency, to provide for uncertificated debt securities in addition to or in place of certificated debt securities, to comply with the provisions of the applicable indenture concerning mergers, consolidations and transfers of all or substantially all of our assets, to appoint a trustee other than Regions Bank (or any successor thereto) as trustee in respect of one or more series of debt securities, or to add, change or eliminate provisions of the applicable indenture as shall be necessary or desirable in accordance with any amendment to the Trust Indenture Act of 1939, as amended. In addition, without the consent of any holder of debt securities, we and the trustee may amend or supplement the indentures or the debt securities to make any change that does not materially adversely affect the rights of any holder of that series of debt securities. Whenever we request the trustee to take any action under the indentures, including a request to amend or supplement the applicable indenture without the consent of any holder of debt securities, we are required to furnish the trustee with an officers’ certificate and an opinion of counsel to the effect that all conditions precedent to the action have been complied with and, in the case of amendments or waivers, that such waiver or amendment is authorized or permitted under the Indenture. Without the consent of any holder of debt securities, the trustee may waive compliance with any provisions of the indentures or the debt securities if the waiver does not, in the determination of the company, materially adversely affect the rights of any such holder.

Default and remedies

An “Event of Default” under the indentures in respect of any series of debt securities is:

(1) default for 30 days in payment of any interest on the debt securities of that series;

(2) default in payment of any principal of, or premium, if any, on the debt securities of that series when due;

(3) failure by the Company for 90 days, after notice to it, to comply with any of its other agreements in the debt securities of that series or the applicable indenture for the benefit of holders of debt securities of that series;

(4) certain events of bankruptcy or insolvency applicable to the Company; and

(5) any other event of default specifically provided for by the terms of such series, as described in the related prospectus supplement.

If an Event of Default in respect of the debt securities of a particular series (other than as referred to in clause (4) above) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of the affected series may declare the debt securities of that series to be due and payable immediately, but under certain conditions such acceleration may be rescinded by the holders of a majority in principal amount of the outstanding debt securities of the affected series. If an Event of Default referred to in clause (4) above occurs and is continuing, the principal of and interest on, all of the then outstanding debt securities will become immediately due and payable without any declaration or other act on the part of the trustee or the holders of such debt securities.

No holder of debt securities may pursue any remedy against the Company under the applicable indenture (other than with respect to the right to receive any payment of principal, premium, if any, or interest due in respect of the debt securities of such series) unless such holder previously shall have given to the trustee written notice of default and unless the holders of at least 25% in principal amount of the debt securities of the affected series shall have made a written request to the trustee to pursue the remedy and shall have offered the trustee indemnity satisfactory to it, the trustee shall not have complied with the request within 60 days of receipt of the request and the offer of indemnity, and the trustee shall not have received direction inconsistent with the request during such 60-day period from the holders of a majority in principal amount of the debt securities of the affected series.

Holders of debt securities may not enforce the indentures or the debt securities except as provided in the applicable indenture. The trustee may refuse to enforce the indentures or the debt securities unless it receives indemnity satisfactory to it from the Company or, under certain circumstances, the holders of debt securities seeking to direct the trustee to take certain actions under the applicable indenture against any loss, liability or expense.

Subject to certain limitations, holders of a majority in principal amount of the debt securities of any series may direct the trustee in its exercise of any trust or power under the applicable indenture in respect of that series. The indentures provide that the trustee will give to the holders of debt securities of any particular series notice of all events of default actually known to it, within 90 days after the trustee obtains actual knowledge of any event of default with respect such debt securities, unless the event of default shall have been cured or waived. The trustee may withhold from holders of debt securities notice of any continuing event of default (except a default in any payment of principal, premium, if any, or interest due in respect of such debt securities) if it determines in good faith that withholding such notice is in the interests of such holders. The Company is required annually to certify to the trustee as to the compliance by the Company with certain covenants under the applicable indenture and the absence of a default thereunder, or as to any such default that existed.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the debt securities or the indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a debt security, the holder of such debt security waives and releases all such claims and liability. This waiver and release are part of the consideration for the issue of the debt securities.

Satisfaction, discharge and defeasance

The indentures provide, unless such provision is made inapplicable to the debt securities of any series issued pursuant to the applicable indenture, that we may, subject to certain conditions described below, discharge our indebtedness and our obligations or certain of our obligations under the applicable indenture in respect of debt securities of a series by depositing funds or, in the case of debt securities payable in U.S. dollars, U.S. government obligations or debt securities of the same series with the trustee. The indentures provide that, upon satisfaction of certain conditions (1) we will be discharged from any obligation to comply with certain obligations under the indentures and any noncompliance with such obligations shall not be an event of default in respect of the series of debt securities or (2) we will be discharged from any and all obligations in respect of the series of debt securities (except for certain obligations, including obligations to register the transfer and exchange of the debt securities of such series, to replace mutilated, destroyed, lost or stolen debt securities of such series, to maintain paying agencies and to cause money to be held in trust), in either case upon the deposit with the trustee, in trust, of money, debt securities of the same series and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay the principal of and each installment of interest on the series of debt securities on the date when such payments become due in accordance with the terms of the applicable indenture and the series of debt securities. Unless otherwise indicated in a prospectus supplement, in the event of any such defeasance under clause (1) above, our other obligations under the applicable indenture and the debt securities of the affected series shall remain in full force and effect. In the event of a discharge under clause (2) above, the holders of debt securities of the affected series are entitled to payment only from the trust fund created by such deposit for payment. Prospective purchasers should consult their tax advisors as to the possible tax effects of such a defeasance and discharge.

In connection with the defeasance of all or certain of our obligations under the indentures as provided above, we from time to time may elect to substitute U.S. government obligations or debt securities of the same series for any or all of the U.S. government obligations deposited with the trustee; provided that the money, U.S. government obligations and/or debt securities of the same series in trust following such substitution or substitutions will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the series of debt securities on the date when such payments become due in accordance with the terms of the applicable indenture and the series of debt securities. The indentures also may enable us (1) to direct the trustee to invest any money received by the trustee in the U.S. government obligations comprising the trust in additional U.S. government obligations and (2) to withdraw monies or U.S. government obligations from the trust from time to time; provided that the money and/or U.S. government obligations in trust following such withdrawal will be sufficient, through the payment of interest and principal in accordance with their terms, to pay the principal of and each installment of interest on the series of debt securities on the date when such payments become due in accordance with the terms of the applicable indenture and the series of debt securities.

Subordinated indenture provisions

The subordinated debt securities will be issued under the subordinated indenture. The subordinated debt securities will rank on an equal basis with certain of our other subordinated debt that may be outstanding from time to time and will rank junior to all of our senior debt, as defined below, including any senior debt securities that may be outstanding from time to time.

Subordination. Holders of subordinated debt securities should recognize that contractual provisions in the subordinated indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated indenture or any supplement thereto to all of our senior debt, including all debt securities we have issued and will issue under the senior indenture.

As used in the subordinated indenture and this prospectus, the term “senior debt” means the principal, premium, if any, unpaid interest and all fees and other amounts payable in connection with any debt for money borrowed other than (1) debt incurred (a) with respect to certain elections under the federal bankruptcy code, (b) debt to our subsidiaries, (c) debt to our employees, (d) tax liability and (e) certain trade payables, (2) all obligations under interest rate, currency and commodity swaps, caps, floors, collars, hedge arrangements, forward contracts or similar agreements and (3) renewals, extensions, modifications and refunds of any such debt.

Unless otherwise indicated in the applicable prospectus supplement, we may not pay principal of, premium, if any, sinking fund or interest, if any, on any subordinated debt securities if:

•	a default on senior debt exists that permits the holders of such senior debt to accelerate its maturity, and

•	the default is the subject of judicial proceedings or we have received notice of such default.

We may resume payments on the subordinated debt securities when full payment of amounts then due for principal, premium, if any, sinking funds and interest on senior debt has been made or duly provided for.

Unless otherwise indicated in the applicable prospectus supplement, if there is any payment or distribution of our assets to creditors upon a total or partial liquidation or a total or partial dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding, holders of all present and future senior debt (which will include interest accruing after, or which would accrue but for, the commencement of any bankruptcy, reorganization, insolvency, receivership or similar proceeding) are entitled to receive payment in full of the principal, premium, if any and interest due thereon before holders of the subordinated debt securities are entitled to receive any payment on the subordinated debt securities. In addition, any payments or distributions of our assets, whether in cash, property or securities which would otherwise be made on subordinated debt securities will generally be paid to the holders of senior debt, or their representatives, in accordance with the priorities existing among these creditors at that time until the senior debt is paid in full.

If the trustee under the subordinated indenture or any holders of the subordinated debt securities receive any payment or distribution of assets that is prohibited under the subordination provisions, before all senior debt is paid in full, such payment or distribution must be paid over to the holder of the senior debt.

After payment in full of all present and future senior debt, holders of subordinated debt securities will be subrogated to the rights of any holders of senior debt to receive payments or distributions that are applicable to the senior debt until all the subordinated debt securities are paid in full.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior debt have been fully satisfied.

Governing law

The debt securities and the indenture will be governed by the laws of the State of New York.

The trustee

Regions Bank is a lender under our credit facility, the trustee for our floating rate senior notes due 2017 and 4.25% senior notes due 2024 and from time to time performs other services for us in the normal course of business.

Additional information

The indenture is an exhibit to the registration statement of which this prospectus is a part. Any person who receives this prospectus may obtain a copy of the indenture without charge by writing to us at the address listed under the caption “Incorporation by reference.”

Description of capital stock

The following description of the terms of the capital stock we may issue summarizes certain portions of the North Carolina Business Corporation Act (the “Business Corporation Act”), our restated articles of incorporation, as amended, and our restated bylaws relating to our capital stock and sets forth certain general terms and provisions of capital stock to which any prospectus supplement may relate. Particular terms of the capital stock offered by any prospectus supplement and the extent, if any, to which these general terms and provisions will apply to any series of capital stock so offered will be described in the prospectus supplement relating to the applicable capital stock. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such series of capital stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Business Corporation Act, our restated certificate of incorporation, as amended, and our restated bylaws relating to our capital stock.

Common stock

We may issue shares of our common stock, either separately or together with other securities offered pursuant to this prospectus. Under our restated articles of incorporation, we are authorized to issue up to 100,000,000 shares of our common stock, par value of $0.01 per share. At March 31, 2017, there were 62,777,498 shares of our common stock issued and outstanding. You should read the applicable prospectus supplement relating to an offering of shares of our common stock, or of securities convertible, exchangeable or exercisable for shares of our common stock, for the terms of such offering, including the number of shares of common stock offered, the initial offering price and the market prices and dividend information relating to our common stock.

Each holder of a share of our common stock is entitled to one vote for each share held of record on the applicable record date on each matter voted on at a meeting of shareholders. Holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of the Company, in all remaining assets available for distribution to shareholders after payment or providing for the Company’s liabilities and the liquidation preference of any outstanding preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred stock

We currently have authorized 10,000,000 shares of preferred stock, par value of $0.01 per share. There are no shares of preferred stock issued and outstanding as of the date of this prospectus.

General

Our board of directors is authorized to establish from time to time one or more series of preferred stock, the number of shares to be included in any series of preferred stock, and to fix the designations, preferences, limitations and relative rights of the shares of such series. The specific terms of any preferred stock to be sold under this prospectus will be described in the applicable prospectus supplement. If so indicated in such prospectus supplement, the terms of the preferred stock offered may differ from the general terms set forth below. Unless otherwise specified in the prospectus supplement relating to the preferred stock offered thereby, each series of preferred stock offered will rank equal in right of payment to all other series of our preferred stock, and holders thereof will have no preemptive rights. The preferred stock offered will, when issued, be fully paid and nonassessable.

You should read the applicable prospectus supplement for the terms of the preferred stock offered. The terms of the preferred stock set forth in such prospectus supplement may include the following, as applicable to the preferred stock offered thereby:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered;

•	the liquidation preference and the offering price of the preferred stock;

•	the dividend rates of the preferred stock and/or methods of calculation of such dividends;

•	periods and/or payment dates for the preferred stock dividends;

•	whether dividends on the preferred stock are cumulative;

•	the liquidation rights of the preferred stock;

•	the sinking fund provisions, if applicable, for the preferred stock;

•	the redemption provisions, if applicable, for the preferred stock;

•

whether the preferred stock will be convertible into or exchangeable for other securities and, if so, the terms and conditions of conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period or the method of determining the same;

•	whether the preferred stock will have voting rights and, if so, the terms of such voting rights;

•	whether the preferred stock will be listed on any securities exchange;

•	whether the preferred stock will be issued with any other securities and, if so, the amount and terms of such other securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the preferred stock.

Our authorized shares of common stock and preferred stock are available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of the stock exchange or automated quotation system on which our securities may be listed or trade. If the approval of our shareholders is not required for the issuance of shares of our common stock or preferred stock, our board of directors may determine to issue such shares without seeking shareholders’ approval.

Our board of directors could issue a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a change in control of our Company. Any determination to issue such shares will be made by our board of directors based on its judgment as to the best interests of our Company and our shareholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an attempt to acquire our Company, including tender offers or other transactions that some, or a majority, of our shareholders might believe to be in their best interests, or in which our shareholders might receive a premium for their stock over the then current market price of such stock.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (800) 937-5449. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which such preferred stock is offered.

Listing

Our common stock is listed and traded on The New York Stock Exchange under the symbol “MLM.”

Certain anti-takeover matters

A number of provisions in our restated articles of incorporation, our restated bylaws and the Business Corporation Act may make it more difficult to acquire control of us or remove our management.

Election of Directors. Prior to our 2017 annual meeting of shareholders, our board of directors has been divided into three classes, with directors in each class serving for a three-year term; one class being elected each year by our shareholders. Beginning with our 2017 annual meeting of shareholders, individuals elected as directors at each annual meeting will be elected for a one-year term. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors or by the shareholders if the vacancy was caused by removal of the director by the stockholders. This provision could prevent a shareholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

Removal of Directors. Directors may be removed only for cause by a majority vote of the shareholders. Cause for removal is deemed to exist only if the director has been convicted in a court of competent jurisdiction of a felony or has been adjudged by a court of competent jurisdiction to be liable for fraudulent or dishonest conduct, or gross abuse of authority or discretion, with respect to the Company, and such conviction or adjudication has become final and non-appealable. If a director is elected by a voting group of shareholders, only such shareholders may participate in the vote to remove such director.

Approval of Certain Mergers, Consolidations, Sales and Leases. Our restated articles of incorporation require any purchase by us of shares of our voting stock from an interested shareholder (as defined below) who has beneficially owned such securities for less than two years prior to the date of such purchase or any agreement to purchase, other than pursuant to an offer to all stockholders of the same class of shares, at a per share price in excess of the market price, be approved by the affirmative vote of the holders of a majority of our voting stock not beneficially owned by the interested shareholder, voting together as a single class.

In addition, our restated articles of incorporation require us to get the approval of not less that 66 2/3% of our voting stock not beneficially owned by an interested shareholder and 80% of all our voting stock, in addition to any vote required by law, before we may enter into various transactions with interested shareholders, including the following:

•

any merger or consolidation of our Company or any of our subsidiaries with (i) any interested shareholder or (ii) any other corporation (whether or not itself an interested shareholder) which is, or after such merger or consolidation would be, an affiliate of an interested shareholder;

•

any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any interested shareholder or any affiliate of any interested shareholder of any of our assets or any of our subsidiaries having an aggregate fair market value of $10,000,000 or more;

•

the issuance or transfer by us or any of our subsidiaries of any of our equity securities (including any convertible into equity securities) or any of our subsidiaries having an aggregate fair market value of $10,000,000 or more to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities, and/or other property;

•	the adoption of any plan or proposal for the liquidation or dissolution of our Company proposed by or on behalf of an interested shareholder or any affiliate of any interested shareholder; or

•

any reclassification of securities or recapitalization of our Company, or any merger or consolidation of our Company with any of our subsidiaries, or any other transaction (whether or not involving an interested shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity (including any securities convertible into equity securities) securities of our Company or any subsidiary which is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

However, no such vote is required for (A) the purchase by us of shares of voting stock from an interested shareholder unless such vote is required by the first paragraph of this subsection, or (B) any transaction approved by a majority of our disinterested directors.

Our restated articles of incorporation define a interested shareholder as any individual, firm, corporation, partnership, or other entity who or which:

•	is the beneficial owner, directly or indirectly, of 5% or more of our outstanding voting stock;

•

is our affiliate and at any time within the two-year period immediately prior to the date as of which a determination is being made was the beneficial owner, directly or indirectly, of 5% or more of our outstanding voting stock; or

•

is an assignee of or successor to any shares of our voting stock which were at any time within the immediately prior two-year period beneficially owned by any person described in above if such assignment or succession occurred in the course of one or more transactions not involving a public offering.

Advance Notice of Proposals and Nominations. Our restated bylaws provide that shareholders must provide timely written notice to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Generally, to be timely, notice for an annual meeting must be received at our principal office not less than 60 days nor more than 90 days prior to the first anniversary of the mailing of the preceding year’s proxy statement in connection with the annual meeting of shareholders. Our restated bylaws also specify the form and content of a shareholder’s notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from nominating candidates for election as directors at an annual meeting of shareholders.

Limits on Special Meetings. A special meeting of the shareholders may be called only by the chairman of our board of directors, the president, the board of directors or the executive committee of the board of directors

Action by Unanimous Written Consent. Under the Business Corporation Act, shareholders of a publicly-traded corporation may take action by written consent only with the consent of all shareholders entitled to vote on the action.

Indemnification of Directors, Officers and Employees

Our restated bylaws provide that we shall indemnify, to the full extent permitted by law, any person who at any time serves or has served as one of our officers, employees or directors, or who, while serving as such serves or has served at our request as a director, officer, partner, trustee, employee or agent of another enterprise, or as a trustee, other fiduciary or administrator under an employee benefit plan, against expenses, including attorneys’ fees, incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding (including appeals), whether or not brought by or on our behalf, seeking to hold him or her liable by reason of the fact that such person is or was acting in such capacity, and payments made by such person in satisfaction of any liability, judgment, money decree, fine, penalty or settlement for which he or she may have become liable in any such action, suit or proceeding.

Description of warrants

We may issue warrants to purchase debt securities, preferred stock, common stock or any combination thereof. Such warrants may be issued independently or together with any such securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

General

The prospectus supplement relating to any offering of warrants will describe the particular terms of the warrants being offered, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and supplements to warrant agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Taxation

Any material U.S. federal income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the prospectus supplement offering those securities.

Plan of distribution

We may offer and sell the offered securities in any one or more of the following ways from time to time on a delayed or continuous basis:

•	to or through underwriters;

•	to or through brokers or dealers;

•	through agents;

•	directly to one or more purchasers, including our affiliates; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to any offering of our securities will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any delayed delivery arrangements.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act.

If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement which will be used by the underwriters to sell the securities. If underwriters are utilized in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to the underwriting agreement and certain conditions precedent and that the underwriters with respect to a sale of securities will be obligated to purchase all of those securities if they purchase any of those securities.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions. If we grant any over-allotment option, the terms of any over-allotment option will be set forth in the prospectus supplement relating to those securities.

If a dealer is utilized in the sales of securities in respect of which this prospectus is delivered, we will sell those securities to the dealer as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Any reselling dealer may be deemed to be an underwriter, as the term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

Offers to purchase securities may be solicited directly by us and the sale of those securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any resale of those securities. The terms of any sales of this type will be described in the related prospectus supplement.

Underwriters, dealers, agents and remarketing firms may be entitled under relevant agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payments and delivery on a future date. Institutions with which contracts of this type may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by us. The obligations of any purchaser under any contract of this type will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of those contracts.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as our agents. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under our agreements to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for us in the ordinary course of business.

Disclosure in the prospectus supplement of our use of delayed delivery contracts will include the commission that underwriters and agents soliciting purchases of the securities under delayed contracts will be entitled to receive in addition to the date when we will demand payment and delivery of the securities under the delayed delivery contracts. These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

In connection with the offering of securities, persons participating in the offering, such as any underwriters, may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities, and syndicate short positions involve the sale by underwriters of a greater number of securities than they are required to purchase from any issuer in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

Any lock-up arrangements of us or our officers or directors will be set forth in a prospectus supplement.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.

This prospectus and any accompanying prospectus supplement or supplements may be made available in electronic format on the Internet sites of, or through online services maintained by, the underwriter, dealer, agent and/or selling group members participating in connection with any offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, dealer, agent or selling group member, prospective investors may be allowed to place orders online. The underwriter, dealer or agent may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter, dealer or agent on the same basis as other allocations.

Other than the prospectus and accompanying prospectus supplement or supplements in electronic format, the information on the underwriter’s, dealer’s, agent’s or any selling group member’s web site and any information contained in any other web site maintained by the underwriter, dealer, agent or any selling group member is not part of this prospectus, the prospectus supplement or supplements or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, dealers, agents or any selling group member in its capacity as underwriter, dealer, agent or selling group member and should not be relied upon by investors.

Legal matters

In connection with particular offerings of the securities in the future, unless stated otherwise in the applicable prospectus supplements, the validity of those securities will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York and/or Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

Experts

Martin Marietta Materials, Inc.

The financial statements as of December 31, 2016 and for the year then ended incorporated in this prospectus by reference to Martin Marietta Materials, Inc.’s Current Report on Form 8-K dated May 12, 2017 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2016 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Martin Marietta Materials, Inc. for the year ended December 31, 2016 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting related to Ratliff Ready-Mix, L.P. which the registrant acquired during 2016, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule as of December 31, 2015 and for each of the two years in the period ended December 31, 2015, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Texas Industries, Inc.

The consolidated financial statements of Texas Industries, Inc. at May 31, 2014 and 2013, and for each of the three years in the period ended May 31, 2014, appearing in this prospectus and in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

Our common stock is listed on The New York Stock Exchange under the symbol “MLM” and we are required to file reports, proxy statements and other information with The New York Stock Exchange. You may read any document we file with The New York Stock Exchange at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Information about us is also available on our website at http://www.martinmarietta.com. Such information on, or accessible through, our website is not part of this prospectus.

Incorporation by reference

The rules of the SEC allow us to “incorporate by reference” information into this prospectus from other documents we have filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017;

•

portions of our Proxy Statement on Schedule 14A filed on April 17, 2017 for our 2017 Annual Meeting of Shareholders incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

•

excerpts of our 2016 Annual Report to Shareholders filed as Exhibit 13.01 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (other than information contained under the captions “Full-Year 2017 Outlook,” “2017 Guidance” and “Risks to Outlook”);

•

the description of our common stock set forth in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 13, 1994, and any amendment or report filed for the purpose of updating that description; and

•

our Current Reports on Form 8-K filed on February 24, 2017 and May 12, 2017 (including the exhibits thereto, other than information contained under the captions “Full-Year 2017 Outlook,” “2017 Guidance” and “Risks to Outlook”) in Exhibit 99.4 thereto.

All reports and other documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the completion of the offering of all securities covered by the respective prospectus supplement (other than any report or document, or portion of a report or document, that is furnished under applicable SEC rules rather than filed), shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about our Company. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Martin Marietta Materials, Inc.

2710 Wycliff Road

Raleigh, North Carolina 27607-3033

Attn: Investor Relations

Telephone: (919) 781-4550

You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information were included in this prospectus.

Explanatory Note. The following pages of this prospectus contain consolidated financial statements of Texas Industries, Inc. (“TXI”) at May 31, 2014 and 2013, and for each of the three years ended May 31, 2014 (prior to the acquisition of TXI by Martin Marietta Materials, Inc. on July 1, 2014). The consolidated financial position and results of operation of TXI as of dates and for the period ended after July 1, 2014 are reflected in the consolidated financial statements of Martin Marietta Materials, Inc. incorporated by reference into this prospectus.

Report of independent registered public accounting firm

Board of Directors and Stockholders

Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity for each of the three years in the period ended May 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

July 1, 2014

Consolidated balance sheets

Texas Industries, Inc. and subsidiaries

In thousands except per share	May 31, 2014	May 31, 2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$72,091	$61,296
Receivables—net	158,350	126,922
Inventories	109,494	105,054
Deferred income taxes and prepaid expenses	20,503	27,294

TOTAL CURRENT ASSETS	360,438	320,566

PROPERTY, PLANT AND EQUIPMENT
Land and land improvements	174,828	172,780
Buildings	51,588	50,968
Machinery and equipment	1,661,556	1,647,460
Construction in progress	18,302	16,642

	1,906,274	1,887,850
Less depreciation and depletion	724,683	661,454

	1,181,591	1,226,396

OTHER ASSETS
Goodwill	40,072	40,575
Real estate and investments	24,752	29,471
Deferred charges and other assets	19,021	18,817

	83,845	88,863

	$1,625,874	$1,635,825

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$78,154	$69,061
Accrued interest, compensation and other	64,002	62,336
Current portion of long-term debt	2,056	1,872

TOTAL CURRENT LIABILITIES	144,212	133,269
LONG-TERM DEBT	656,282	657,935
OTHER CREDITS	81,822	91,157

SHAREHOLDERS’ EQUITY
Common stock, $1 par value; authorized 100,000 shares; issued and outstanding 28,856 and 28,572 shares, respectively	28,856	28,572
Additional paid-in capital	532,253	514,560
Retained earnings	198,238	228,686
Accumulated other comprehensive loss	(15,789)	(18,354)

	743,558	753,464

	$1,625,874	$1,635,825

See notes to consolidated financial statements.

Consolidated statements of operations

Texas Industries, Inc. and subsidiaries

	Year Ended May 31,
In thousands except per share	2014	2013	2012
NET SALES	$912,132	$697,081	$594,105
Cost of products sold	811,502	629,803	560,573

GROSS PROFIT	100,630	67,278	33,532
Selling, general and administrative	74,751	67,657	68,363
Merger charges	7,690	—	—
Restructuring charges	—	—	3,153
Interest	69,533	32,807	34,835
Other income	(17,913)	(8,926)	(73,106)

	134,061	91,538	33,245

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(33,431)	(24,260)	287
Income tax benefit	(1,636)	(13,766)	(1,641)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$(31,795)	$(10,494)	$1,928
NET INCOME FROM DISCONTINUED OPERATIONS	1,347	35,044	5,548

NET INCOME (LOSS)	$(30,448)	$24,550	$7,476

NET INCOME (LOSS) PER SHARE FROM CONTINUING OPERATIONS:
Basic	$(1.11)	$(0.37)	$0.07
Diluted	$(1.11)	$(0.37)	$0.07

NET INCOME FROM DISCONTINUED OPERATIONS:
Basic	$0.05	$1.24	$0.20
Diluted	$0.05	$1.24	$0.20

NET INCOME (LOSS) PER SHARE:
Basic	$(1.06)	$0.87	$0.27
Diluted	$(1.06)	$0.87	$0.27

AVERAGE SHARES OUTSTANDING
Basic	28,681	28,163	27,914
Diluted	28,681	28,163	28,016

See notes to consolidated financial statements.

Consolidated statements of comprehensive income (loss)

Texas Industries, Inc. and subsidiaries

	Year Ended May 31,
In thousands	2014	2013	2012
Net income (loss)	$(30,448)	$24,550	$7,476
Other comprehensive income (loss)
Unrealized actuarial gains (losses) of defined benefit plans net of tax expense (benefit) of $1,516, $3,126 and $1,568, respectively	2,687	5,432	(13,449)
Reclassification of actuarial losses (gains) of defined benefit plans, net of tax benefit (expense) of $(68), $409 and $(200), respectively	(122)	712	1,713

Total other comprehensive income (loss)	2,565	6,144	(11,736)

Comprehensive income (loss)	$(27,883)	$30,694	$(4,260)

See notes to consolidated financial statements.

Consolidated statements of cash flows

Texas Industries, Inc. and subsidiaries

	Year Ended May 31,
In thousands	2014	2013	2012

OPERATING ACTIVITIES
Net income (loss)	$(30,448)	$24,550	$7,476
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation, depletion and amortization	77,431	59,865	60,952
Net gains on asset disposals	(8,501)	(64,425)	(67,610)
Deferred income tax (benefit) expense	2,832	3,423	(88)
Stock-based compensation expense	6,667	9,513	2,387
Other—net	(9,289)	(6,965)	1,223
Changes in operating assets and liabilities
Receivables—net	(25,950)	(27,138)	(13,303)
Inventories	(4,656)	21,433	10,829
Prepaid expenses	97	(238)	1,385
Accounts payable and accrued liabilities	17,884	13,282	6,923

Net cash provided by operating activities	26,067	33,300	10,174

INVESTING ACTIVITIES
Capital expenditures—expansions	(7,125)	(67,426)	(72,906)
Capital expenditures—other	(34,078)	(25,395)	(33,430)
Proceeds from asset disposals	11,420	18,481	66,845
Investments in life insurance contracts, net	4,871	2,467	3,354
Other—net	—	(102)	(245)

Net cash used by investing activities	(24,912)	(71,975)	(36,382)

FINANCING ACTIVITIES
Debt payments	(1,869)	(2,684)	(300)
Debt issuance costs	—	—	(1,829)
Stock option exercises	11,509	14,628	2,023
Common dividends paid	—	—	(2,091)

Net cash provided (used) by financing activities	9,640	11,944	(2,197)

Increase (decrease) in cash and cash equivalents	10,795	(26,731)	(28,405)
Cash and cash equivalents at beginning of period	61,296	88,027	116,432

Cash and cash equivalents at end of period	$72,091	$61,296	$88,027

See notes to consolidated financial statements.

Consolidated statements of shareholders’ equity

Texas Industries, Inc. and subsidiaries

	Year Ended May 31,
In thousands except per share	2014	2013	2012

COMMON STOCK ($1 par value)
Balance at the beginning of the year	$28,572	$27,996	$27,887
Stock issued to employees and non-employee directors related to stock compensation plans	284	576	109

Balance at the end of the year	28,856	28,572	27,996

ADDITIONAL PAID-IN CAPITAL
Balance at the beginning of the year	514,560	488,637	481,706
Stock-based compensation	6,667	11,758	5,003
Excess tax benefits from stock-based compensation	(199)	—	—
Stock issued to employees and non-employee directors related to stock compensation plans	11,225	14,165	1,928

Balance at the end of the year	532,253	514,560	488,637

RETAINED EARNINGS
Balance at the beginning of the year	228,686	204,136	198,751
Net income (loss)	(30,448)	24,550	7,476
Common dividends paid—$.075 per share in 2012	—	—	(2,091)

Balance at the end of the year	198,238	228,686	204,136

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at the beginning of the year	(18,354)	(24,498)	(12,762)
Postretirement benefit obligation adjustments—net of tax expense (benefit) of $1,448 in 2014, $3,535 in 2013 and $(1,368) in 2012	2,565	6,144	(11,736)

Balance at the end of the year	(15,789)	(18,354)	(24,498)

TOTAL SHAREHOLDERS’ EQUITY	$743,558	$753,464	$696,271

See notes to consolidated financial statements.

Notes to consolidated financial statements

Texas Industries, Inc. and subsidiaries is a leading supplier of heavy construction materials in the southwestern United States through our three business segments: cement, aggregates and concrete. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our concrete segment. Our facilities are concentrated primarily in Texas, Louisiana and California. When used in these notes the terms “Company,” “we,” “us” or “our” mean Texas Industries, Inc. and subsidiaries unless the context indicates otherwise.

We have changed the name of our “consumer products” segment to “concrete” in the first quarter of fiscal 2014. This change impacts only the name of the segment to better reflect the business activity that occurs within the segment, and does not impact or change the financial information that we report through this segment.

1. Summary of significant accounting policies

Principles of Consolidation.    The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except for a joint venture in which the Company has a 40% equity interest. The joint venture is accounted for using the equity method.

Discontinued Operations.    The prior period consolidated financial statements reflect discontinued operations as discussed in Note 2.

Estimates.    The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments.    The estimated fair value of each class of financial instrument as of May 31, 2014 and 2013 approximates its carrying value except for long-term debt having fixed interest rates. The fair value of our long-term debt is estimated based on broker/dealer quoted market prices, which are Level 2 inputs. As of May 31, 2014, the fair value of our long-term debt, including the current portion, was approximately $744.5 million compared to the carrying amount of $658.3 million. As of May 31, 2013, the fair value of our long-term debt, including the current portion, was approximately $723.2 million compared to the carrying amount of $659.8 million.

Cash and Cash Equivalents.    Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Receivables.    Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial condition. If we are aware of a specific customer’s inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities.    We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that an estimable liability has been incurred.

Legal Contingencies.    We are a defendant in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that an estimable liability has been incurred.

Notes to consolidated financial statements—(Continued)

Inventories.    Inventories are stated at the lower of cost or market. We use the last-in, first out (“LIFO”) method to value finished products, work in process and raw material inventories excluding natural aggregate inventories. We use the average cost method to value natural aggregate finished goods and raw materials, and parts and supplies, which includes emission allowance credits. Our natural aggregate inventory includes a reserve against volumes in excess of an average twelve-month period of actual sales.

We recognize the emission allowance credits issued by the regulatory agency (CARB) at zero cost and average them with the cost of additional credits that we purchase from state approved sources.

Long-lived Assets.    Management reviews long-lived assets on a facility by facility basis for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Estimates of future cash flows reflect management’s belief that it operates in a cyclical industry.

Property, plant and equipment is recorded at cost. Costs incurred to construct certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset. Interest is capitalized during the construction period of qualified assets based on the average amount of accumulated expenditures and the weighted average interest rate applicable to borrowings outstanding during the period. If accumulated expenditures exceed applicable borrowings outstanding during the period, capitalized interest is allocated to projects under construction on a pro rata basis. Provisions for depreciation are computed generally using the straight-line method. Useful lives for our primary operating facilities range from 10 to 25 years with certain cement facility structures having useful lives of 40 years. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. The costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. All production phase stripping costs are recognized as costs of the inventory produced during the period the stripping costs are incurred. Maintenance and repairs are charged to expense as incurred.

Goodwill and Goodwill Impairment.    Management tests goodwill for impairment annually by reporting unit in the fourth quarter of our fiscal year. Management elected optional use of the qualitative assessment provided by the accounting guidance as part of its annual testing. The accounting guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If this is concluded to be the case then management would proceed with the quantitative impairment test using a two-step process. Otherwise, the quantitative impairment test is not required.

The first step of the quantitative impairment test identifies potential impairment by comparing the fair value of a reporting unit to its carrying value including goodwill. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

Notes to consolidated financial statements—(Continued)

Goodwill resulting primarily from the acquisitions of ready-mix operations in Texas and Louisiana and identified with our concrete operations has a carrying value of $40.1 million at May 31, 2014 and $40.6 million at May 31, 2013, all of which is amortizable for income tax purposes. Based on a qualitative assessment performed as of March 31, 2014, it was determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying value, and therefore, no impairment was indicated.

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, and related assets. The exchange resulted in the acquisition of ready-mix property, plant and equipment of $25.3 million and $38.4 million in goodwill. These values reflect the fair value determinations using inputs classified as Level 2 and 3. The goodwill represents the excess of the fair value of the purchase consideration over the net tangible assets acquired in the exchange, and constitutes a combination of factors including operational synergies, increased vertical integration, and the entrance into new geographical markets. The operating results of the acquired ready-mix operations are reported in our concrete segment.

Income Taxes.    Texas Industries, Inc. (the parent company) joins in filing a consolidated return with its subsidiaries based on federal and certain state tax filing requirements. Certain subsidiaries also file separate state income tax returns. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member. We recognize and classify deferred income taxes using an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effect of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the year the tax returns are filed.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We account for these uncertain tax issues using a two-step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step determines if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step measures the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters differs from the amounts recorded, such differences generally will impact our provision for income taxes in the period in which such a determination is made. Our provisions for income taxes include the impact of reserve provisions and changes to reserves that are considered appropriate including related interest and penalties.

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and recognizes a valuation allowance unless such deferred tax assets were deemed more likely than not to be recoverable. The ultimate realization of

Notes to consolidated financial statements—(Continued)

these deferred tax assets is dependent upon various factors including the generation of taxable income during future periods. In determining the need for a valuation allowance, we consider such factors as historical earnings, the reversal of existing temporary differences, prior taxable income (if carryback is permitted under the tax law), and prudent and feasible tax planning strategies, and future taxable income. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time. See further discussion in Note 9.

Real Estate and Investments.    Surplus real estate and real estate acquired for development of high quality industrial, office or multi-use parks totaled $6.5 million at May 31, 2014 and $7.3 million at May 31, 2013.

Investments include life insurance contracts purchased in connection with certain of our benefit plans. The contracts, recorded at their net cash surrender value, totaled $1.1 million (net of distributions of $97.9 million plus accrued interest and fees) at May 31, 2014 and $1.1 million (net of distributions of $99.8 million plus accrued interest and fees) at May 31, 2013. We can elect to receive distributions chargeable against the cash surrender value of the policies in the form of borrowings or withdrawals or we can elect to surrender the policies and receive their net cash surrender value.

Investment in Joint Venture.    We own a 40% equity interest in a joint venture based in Waco, Texas that operates ready-mix plants serving the central Texas market. The day to day business operations are managed by the 60% partner in the venture. We supply cement to the joint venture. The debt of the joint venture is secured by the underlying assets of the joint venture. In addition, our partner has guaranteed 100% of the debt of the joint venture. We were released in the second quarter of fiscal year 2014 from our 50% guarantee of the debt of the joint venture. See further discussion of joint venture debt under Guarantee of Joint Venture Debt in Note 4.

Our investment totaled $17.1 million at May 31, 2014 and $14.9 million at May 31, 2013. Our equity in income from the joint venture was $3.8 million in 2014 and $2.7 million in 2013.

Deferred Charges and Other Assets.    Deferred charges and other assets totaled $19.0 million at May 31, 2014 and $18.8 million at May 31, 2013, of which debt issuance costs totaled $9.2 million at May 31, 2014 and $11.1 million at May 31, 2013. The costs are amortized over the term of the related debt. Other assets include $5.6 million and $2.9 million representing various miscellaneous receivables as of May 31, 2014, and 2013, respectively.

Deferred Taxes and Other Credits.    Other credits totaled $81.8 million at May 31, 2014 and $91.2 million at May 31, 2013 and are composed primarily of liabilities related to our retirement plans, deferred compensation agreements, deferred income taxes and asset retirement obligations.

Asset Retirement Obligations.    We record a liability for legal obligations associated with the retirement of our long-lived assets in the period in which it is incurred if an estimate of fair value of the obligation can be made. The discounted fair value of the obligations incurred in each period are added to the carrying amount of the associated assets and depreciated over the lives of the assets. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.

We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the

Notes to consolidated financial statements—(Continued)

obligation. The estimate is significantly impacted by, among other considerations, management’s assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates.

Changes in asset retirement obligations are as follows:

In thousands	2014	2013
Balance at beginning of period	$2,653	$3,879
Additions	83	80
Accretion expense	246	175
Settlements	(354)	(1,481)

Balance at end of period	$2,628	$2,653

Accumulated Other Comprehensive Loss.    Amounts recognized in accumulated other comprehensive loss represent adjustments related to a defined benefit retirement plan and a postretirement health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. The amounts totaled $15.8 million (net of tax of $1.0 million) at May 31, 2014 and $18.4 million (net of tax of $2.5 million) at May 31, 2013. The pre-tax reclassification for the fiscal years ended May 31, 2014, 2013, and 2012 were less than $(0.2) million, $1.1 million and $1.9 million, respectively, and affected salaries and employee benefits expense which is allocated to costs of products sold and to selling, general, and administrative in the consolidated statement of operations.

Net Sales.    Sales are recognized when title has transferred and products are delivered. We include delivery fees in the amount we bill customers to the extent needed to recover our cost of freight and delivery. Net sales are presented as revenues and include these delivery fees.

Other Income.    Other income includes gains from the sale or exchange of operating assets, royalties, joint venture income and emission credits. Other income in total was $17.9 million in 2014, $8.9 million in 2013 and $73.1 million in 2012.

In July 2011, we entered into an asset exchange transaction with CEMEX USA in which we acquired three ready-mix concrete plants and a sand and gravel plant that serve the Austin, Texas metropolitan market. In exchange, we transferred to CEMEX USA seven ready-mix concrete plants in the Houston, Texas market, and we designated four non-operating ready-mix plant sites in the Houston area as surplus real estate. The exchange resulted in the acquisition of ready-mix and aggregate property, plant and equipment of $6.1 million and the recognition of a gain of $1.6 million in 2012. The gain from the transaction and the operating results of the acquired ready-mix operations are reported in our concrete segment, and the operating results of the acquired sand and gravel operations are reported in our aggregates segment.

In November 2011, we entered into a joint venture agreement with Ratliff Ready-Mix, L.P., a ready-mix operator based in Waco, Texas. We contributed seven of our central Texas ready-mix plants and certain related assets to the joint venture. The fair value of our 40% equity interest in the joint venture at the time of the formation was $13.0 million which resulted in the recognition of a gain of $8.9 million in 2012. The gain from the transaction and our proportional share of the joint venture operating results are reported in our concrete segment.

In April 2012, we sold our Texas-based package products operations to Bonsal American, a unit of Oldcastle, Inc. The transaction included five production facilities that serve the Texas market from the Dallas-Fort Worth area of north Texas to the Houston area of south Texas and extending through Austin and central Texas. The sale resulted in the recognition of a gain of $30.9 million in 2012. As a part of the agreement, we have entered into a

Notes to consolidated financial statements—(Continued)

long-term cement supply agreement with Bonsal American and will continue to produce and sell packaged cement and masonry cements in the Texas region. The gain from the transaction is reported in our concrete segment.

In April 2012, we sold our aggregate rail distribution terminal and associated assets located in Stafford, Texas to Lex Missouri City, LP which resulted in the recognition of a gain of $20.8 million in 2012 that is reported in our aggregates segment.

Routine sales of surplus operating assets and real estate resulted in gains of $8.5 million in 2014, $2.8 million in 2013, and $5.4 million in 2012. We have sold emissions credits associated with our Crestmore cement plant in Riverside, California resulting in gains of $2.5 million in 2012.

In addition, we have entered into various oil and gas lease agreements on property we own in north Texas. The terms of the agreements include the payment of a lease bonus and royalties on any oil and gas produced on the properties. Lease bonus payments and royalties on oil and gas produced resulted in income of $1.1 million in 2014, $0.4 million in 2013 and $1.3 million in 2012. We cannot predict what the level of future royalties, if any, will be.

Merger Charges.    Merger related expenses were $7.7 million at May 31, 2014. See Note 12.

Restructuring Charges.    We recorded restructuring charges of $3.2 million in 2012. These charges consist primarily of severance and benefit costs associated with various workforce reduction initiatives.

Financial-based Incentive Plans.    All personnel employed as of May 31 and not participating in a production-based incentive awards plan share in our pretax income for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Compensation Committee of the Board of Directors. The amount of financial-based incentive compensation included in selling, general and administrative expense was $1.3 million in 2014, $1.5 million in 2013 and $5.0 million in 2012.

Stock-based Compensation.    We have provided stock-based compensation to employees and non-employee directors in the form of non-qualified and incentive stock options, restricted stock, stock appreciation rights, deferred compensation agreements and stock awards. The Company began issuing restricted stock units subject to service-based only conditions to employees in fiscal year 2013. In addition, the Company issued restricted stock units subject to market- and service-based conditions to employees during the fiscal year ended May 31, 2014.

We use the Black-Scholes option-pricing model to determine the fair value of stock options granted as of the date of grant. Options with graded vesting are valued as single awards and the related compensation cost is recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures.

We use the closing stock price on the date of grant to determine the fair value of restricted stock units subject to service-based only conditions. The restricted stock units subject to service-based only conditions cliff vest at the end of a four year term, and we valued them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period adjusted for estimated forfeitures.

We use a Monte Carlo simulation to determine the fair value of restricted stock units subject to market- and service-based conditions. The restricted stock units subject to market- and service-based conditions cliff vest at the end of a four year term subject to the achievement of market conditions, and we valued them as a single

Notes to consolidated financial statements—(Continued)

award with the related compensation cost recognized using a straight-line attribution method over the vesting period adjusted for estimated forfeitures.

We used the closing stock price on the date of grant to determine the fair value of stock awards and restricted stock awards. Prior to our executing the January 4, 2013 stock appreciation rights agreement and the deferred compensation agreements, we recorded a liability, which was included in other credits, for deferred compensation agreements and stock awards expected to be settled in cash, based on their fair value at the end of each period until such awards are paid. See further discussion in Note 7.

Earnings Per Share (“EPS”).    Income or loss allocated to common shareholders adjusts net income or loss for the participation in earnings of unvested restricted shares outstanding.

Basic weighted-average number of common shares outstanding during the period includes contingently issuable shares and excludes outstanding unvested restricted shares. Contingently issuable shares outstanding at May 31, 2014, 2013 and 2012 relate to deferred compensation agreements in which directors elected to defer their fees. The deferred compensation is denominated in shares of our common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from us. The shares are considered contingently issuable because the director has an unconditional right to the shares to be issued.

Diluted weighted-average number of common shares outstanding during the period adjusts basic weighted-average shares for the dilutive effect of stock options, restricted shares, restricted stock units and awards.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	2014	2013	2012

Earnings
Net income (loss) from continuing operations	$(31,795)	$(10,494)	$1,928
Net income from discontinued operations	1,347	35,044	5,548
Unvested restricted share and unit participation	—	—	(3)

Income (loss) allocated to common shareholders	$(30,448)	$24,550	$7,473

Shares
Weighted-average shares outstanding	28,681	28,175	27,927
Contingently issuable shares	5	4	2
Unvested restricted shares	(5)	(16)	(15)

Basic weighted-average shares	28,681	28,163	27,914
Stock option, restricted share, and award dilution	—	—	102

Diluted weighted-average shares(1)	28,681	28,163	28,016

Net income (loss) from continuing operations
Basic	$(1.11)	$(0.37)	$0.07
Diluted	$(1.11)	$(0.37)	$0.07

Net income (loss) from discontinued operations
Basic	$0.05	$1.24	$0.20
Diluted	$0.05	$1.24	$0.20

Net income (loss) per share
Basic	$(1.06)	$0.87	$0.27
Diluted	$(1.06)	$0.87	$0.27
(1) Shares excluded due to antidilutive effect of stock options, restricted shares, restricted stock units and awards	595	807	1,280

Notes to consolidated financial statements—(Continued)

Recently Issued Accounting Guidance.    In July 2013, the Financial Accounting Standards Board (FASB) issued new accounting guidance on the presentation of unrecognized tax benefits. This new guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The new guidance becomes effective for us in our first quarter of fiscal 2015 with earlier adoption permitted, and should be applied prospectively with retroactive application permitted. We are currently evaluating the impact of the new guidance, and do not expect it to have a material effect on our consolidated financial statements.

In April 2014, the FASB issued new guidance which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. The new guidance is effective for annual and interim periods beginning after December 15, 2014. We are currently evaluating the impact of the new guidance, and its effect on our consolidated financial statements will depend on the nature, terms and size of business disposals completed after the effective date.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers,” (ASU 2014-09) which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on June 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the impact of the new guidance.

2. Discontinued operations

On March 22, 2013, our subsidiaries exchanged their expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries, Inc. in east Texas and southwest Arkansas. Pursuant to the agreements, we transferred our expanded shale and clay manufacturing facilities in Streetman, Texas; Boulder, Colorado and Frazier Park, California; and our DiamondPro® product line in exchange for 42 ready-mix concrete plants stretching from Texarkana to Beaumont in east Texas and in southwestern Arkansas, two aggregate distribution facilities in Beaumont and Port Arthur, Texas, $8.5 million in cash, and related assets. The pre-tax gain of $41.1 million resulting from the sale of the expanded shale and clay lightweight aggregates manufacturing business along with its operational results are reported as discontinued operations in fiscal year 2013.

The following table summarizes the revenue, earnings before and net of income tax expense on all discontinued operations for the years ended:

In thousands	2014	2013	2012
Revenue from discontinued operations	$—	$47,484	$52,898
Income from discontinued operations, before taxes (2013 includes gain on sale of discontinued operations of $41.1 million)	$2,072	$52,574	$8,187
Income from discontinued operations, net of taxes	$1,347	$35,044	$5,548

Notes to consolidated financial statements—(Continued)

3. Working capital

Working capital totaled $216.2 million at May 31, 2014 compared to $187.3 million at May 31, 2013. Selected components of working capital are summarized below.

Receivables consist of:

In thousands	May 31, 2014	May 31, 2013
Trade notes and accounts receivable	$157,442	$126,070
Other	908	852

	$158,350	$126,922

Trade notes and accounts receivable are presented net of allowances for doubtful receivables of $2.0 million at May 31, 2014 and $2.3 million at May 31, 2013. Provisions for bad debts charged to expense were $2.0 million in 2014, $1.0 million in 2013 and $0.5 million in 2012.

Inventories consist of:

In thousands	2014	2013
Finished products	$8,245	$5,267
Work in process	9,094	8,630
Raw materials	20,877	20,090

Total inventories at LIFO cost	38,216	33,987

Natural Aggregates:
Finished products	20,780	21,836
Raw materials	477	378
Parts and supplies, and other	50,021	48,853

Total inventories at average cost	71,278	71,067

Total inventories	$109,494	$105,054

All inventories are stated at the lower of cost or market. Finished products, work in process and raw material inventories, excluding natural aggregate inventories, are valued using the last-in, first-out (“LIFO”) method. Natural aggregate finished products and raw material inventories, parts and supplies inventories, and emission allowance credits are valued using the average cost method. If the average cost method (which approximates current replacement cost) had been used for all of these inventories, inventory values would have been higher by $21.9 million as of May 31, 2014 and $20.7 million as of May 31, 2013. During each of the three years in the period ended May 31, 2014 certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidations was to decrease cost of products sold by approximately $0.5 million in 2014, $1.3 million in 2013, $3.9 million 2012.

Notes to consolidated financial statements—(Continued)

Accrued interest, compensation and other consist of:

In thousands	2014	2013
Interest	$17,707	$17,801
Compensation and employee benefits	18,370	15,439
Casualty insurance claims	17,520	15,890
Income taxes	2,091	4,666
Property taxes and other	8,314	8,540

	$64,002	$62,336

4. Long-term debt

Long-term debt consists of:

In thousands	2014	2013
Senior secured revolving credit facility expiring in 2016	$—	$—
9.25% Senior notes due 2020 issued August 10, 2010 at par value	650,000	650,000
Other	6,121	7,505

	656,121	657,505
Capital lease obligations	1,972	2,057
Other contract obligations	245	245

	658,338	659,807
Less current portion	2,056	1,872

	$656,282	$657,935

Senior Secured Revolving Credit Facility.    On August 25, 2011, we amended and restated our credit agreement and the associated security agreement. The credit agreement continues to provide for a $200 million senior secured revolving credit facility with a $50 million sub-limit for letters of credit and a $15 million sub-limit for swing line loans. The credit facility matures on August 25, 2016. Amounts drawn under the credit facility bear annual interest either at the LIBOR rate plus a margin of 2.00% to 2.75% or at a base rate plus a margin of 1.0% to 1.75%. The base rate is the higher of the federal funds rate plus 0.5%, the prime rate established by Bank of America, N.A. or the one-month LIBOR rate plus 1.0%. The interest rate margins are determined based on the Company’s fixed charge coverage ratio. The commitment fee calculated on the unused portion of the credit facility ranges from 0.375% to 0.50% per year based on the Company’s average daily loan balance. We may terminate the credit facility at any time.

The amount that can be borrowed under the credit facility is limited to an amount called the borrowing base. The borrowing base may be less than the $200 million stated principal amount of the credit facility. The borrowing base is calculated based on the value of our accounts receivable, inventory and mobile equipment in which the lenders have a security interest. In addition, by mortgaging tracts of its real property to the lenders, the Company may increase the borrowing base by an amount beginning at $20 million and declining to $10.7 million at the maturity of the credit facility.

The borrowing base under the agreement was $159.8 million as of May 31, 2014. We are not required to maintain any financial ratios or covenants unless an event of default occurs or the unused portion of the borrowing base is less than $25 million, in which case we must maintain a fixed charge coverage ratio of at least

Notes to consolidated financial statements—(Continued)

1.0 to 1.0. At May 31, 2014, our fixed charge coverage ratio was 1.14 to 1.0. No borrowings were outstanding at May 31, 2014; however, $32.2 million of the borrowing base was used to support letters of credit. As a result, the maximum amount we could borrow as of May 31, 2014 was $127.6 million.

All of our consolidated subsidiaries have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future consolidated accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interests in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries, if any.

The credit agreement contains a number of covenants restricting, among other things, prepayment or redemption of our senior notes, distributions and dividends on and repurchases of our capital stock, acquisitions and investments, indebtedness, liens and affiliate transactions. We are permitted to pay cash dividends on our common stock as long as the credit facility is not in default, the fixed charge coverage ratio is greater than 1.0 to 1.0 and borrowing availability under the borrowing base is more than $40 million. When our fixed charge coverage ratio is less than 1.0 to 1.0, we are permitted to pay cash dividends on our common stock not to exceed $2.5 million in any single instance (which shall not occur more than four times in any calendar year) or $10 million in the aggregate during any calendar year as long as the credit facility is not in default and borrowing availability is more than the greater of $60 million or 30% of the aggregate commitments of all lenders. For this purpose, borrowing availability is equal to the borrowing base less the amount of outstanding borrowings less the amount used to support letters of credit. We were in compliance with all of our loan covenants as of May 31, 2014.

9.25% Senior Notes.    On August 10, 2010, we sold $650 million aggregate principal amount of our 9.25% senior notes due 2020 at an offering price of 100%. The notes were issued under an indenture dated as of August 10, 2010 (the “Indenture”). The net proceeds were used to purchase or redeem all of our outstanding 7.25% senior notes due 2013, with additional proceeds available for general corporate purposes.

At May 31, 2014, we had $650 million aggregate principal amount of 9.25% senior notes outstanding. Under the Indenture, at any time on or prior to August 15, 2015, we may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after August 15, 2015, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage
2015	104.625%
2016	103.083%
2017	101.542%
2018 and thereafter	100.000%

We may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest, if we experience a change of control.

All of our consolidated subsidiaries are 100% owned and provide joint and several, full and unconditional guarantees of the 9.25% senior notes. There are no significant restrictions on the parent company’s ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on the guarantor subsidiary’s ability to obtain funds from the parent company or its

Notes to consolidated financial statements—(Continued)

direct or indirect subsidiaries. The Indenture governing the notes contains affirmative and negative covenants that, among other things, limit our and our subsidiaries’ ability to pay dividends on or redeem or repurchase stock, make certain investments, incur additional debt or sell preferred stock, create liens, restrict dividend payments or other payments from subsidiaries to the Company, engage in consolidations and mergers or sell or transfer assets, engage in sale and leaseback transactions, engage in transactions with affiliates, and sell stock in our subsidiaries. We are not required to maintain any affirmative financial ratios or covenants. We were in compliance with all of our covenants as of May 31, 2014.

Other.    Principal payments due on long-term debt, excluding capital lease and other contract obligations, during each of the five years subsequent to May 31, 2014 are $2.1 million, $1.9 million, $1.7 million, $0.4 million and $0.1 million. Total amount of interest incurred was $69.5 million in 2014, $69.3 million in 2013 and $68.5 million in 2012, of which none in 2014, $36.5 million in 2013 and $33.7 million in 2012 was capitalized. The total amount of interest paid in cash was $67.7 million in 2014, $66.4 million in 2013 and $66.3 million in 2012.

Guarantee of Joint Venture Debt.    We have been released from our 50% guarantee of the joint venture’s debt, which was refinanced in November, 2013. See further discussion of the joint venture under Investment in Joint Venture in Note 1.

5. Commitments

Operating Leases.    We lease certain mobile and other equipment, office space and other items which in the normal course of business may be renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) was $20.9 million in 2014, $15.6 million in 2013 and $14.5 million in 2012. Total future payments under non-cancelable operating leases with an initial or remaining term of more than one year were $72.0 million at May 31, 2014. Estimated lease payments for each of the five succeeding years are $17.7 million, $14.0 million, $14.6 million, $10.1 million and $7.3 million.

Purchase Obligations.    We purchase coal for use in our operations under long-term supply contracts that, in certain cases, require minimum transportation charges. In addition, we purchase mining services at our north Texas cement plant under a long-term contract that contains provisions for minimum payments. We expect to utilize these required amounts of material and services in the normal course of business operations. Total cost incurred under contracts requiring minimum purchases or payments was $6.3 million in 2014, $6.9 million in 2013 and $16.1 million in 2012. Total future minimum payments under the contracts were $20.5 million at May 31, 2014. Estimated minimum payments for each of the five succeeding years are $6.3 million, $6.3 million, $6.3 million, $6.3 million and $1.6 million.

We entered into a long-term contract with a power supplier during the construction of our Oro Grande, California cement plant which included the construction of certain power facilities at the plant. We recognized a capital lease obligation of $2.4 million related to payment obligations under the power supply contract related to these facilities. The total future commitment under the contract, including maintenance services to be provided by the power supplier, related to these facilities was $4.9 million at May 31, 2014. Payments for each of the five succeeding years are $0.4 million per year.

6. Shareholders’ equity

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 40,000 shares are designated Series B Junior Participating Preferred

Notes to consolidated financial statements—(Continued)

Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. No shares of $5 Cumulative Preferred Stock or Series B Junior Participating Preferred Stock were outstanding as of May 31, 2014.

7. Stock-based compensation plans

The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the “2004 Plan”) provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to employees and non-employee directors at market prices at date of grant. This plan also provides for the granting of restricted stock units (“RSUs”).

Options become exercisable in installments beginning one year after the date of grant and expire 10 years after the date of grant. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Options with graded vesting are valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. No options were granted during 2014 or 2013.

The following table sets forth the information about the weighted-average grant date fair value of options granted during the fiscal year ended May 31, 2012 and the weighted-average assumptions used for such grants.

2012
Weighted average grant date fair value	$13.80

Weighted average assumptions used:
Expected volatility	.450
Expected option term in years	6.7
Risk-free interest rate	1.31%
Expected dividend yield	.02%

Expected volatility is based on an analysis of historical volatility of our common stock. Expected option term is the period of time that options granted are expected to be outstanding and is derived by analyzing the historical option exercise experience of our optionees. Risk-free interest rate is determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected term of the option. Expected dividend yield is based on the approved annual dividend rate in effect and the market price of our common stock at the time of grant.

Notes to consolidated financial statements—(Continued)

A summary of option transactions for the three years ended May 31, 2014, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2011	1,972,441	$39.58

Granted	389,850	$29.75
Exercised	(105,269)	$21.44
Canceled	(111,452)	$42.31

Outstanding at May 31, 2012	2,145,570	$38.54

Exercised	(560,097)	$32.90
Canceled	(76,940)	$37.72

Outstanding at May 31, 2013	1,508,533	$40.68

Exercised	(269,305)	$42.68
Canceled	(30,348)	$62.51

Outstanding at May 31, 2014	1,208,880	$39.68

Options exercisable at May 31 were 827,620 for 2014, 878,423 for 2013, and 1,160,420 for 2012 at a weighted-average option price of $42.34, $45.95 and $42.59 respectively. The following table summarizes information about stock options outstanding as of May 31, 2014.

	Range of Exercise Prices
	$16.04 - $29.38	$33.57 - $48.60	$50.63 - $70.18

Options outstanding
Shares outstanding	423,109	509,706	276,065
Weighted-average remaining life in years	6.6	5.1	2.52
Weighted-average exercise price	$27.82	$39.70	$57.83

Options exercisable
Shares exercisable	223,249	328,306	276,065
Weighted-average remaining life in years	5.7	4.5	2.52
Weighted-average exercise price	$26.43	$40.14	$57.83

Outstanding options expire on various dates to January 11, 2022. As of May 31, 2014, there were 2,700,239 shares available for future awards under the 2004 Plan.

As of May 31, 2014, the aggregate intrinsic value (the difference in the closing market price of our common stock of $85.89 and the exercise price to be paid by the optionee) of stock options outstanding was $55.9 million. The aggregate intrinsic value of exercisable stock options at that date was $36.0 million. The total intrinsic value for options exercised (the difference in the market price of our common stock on the exercise date and the price paid by the optionee to exercise the option) was $8.7 million in 2014, $15.1 million in 2013, and $1.0 million in 2012.

We began issuing RSUs subject to service-based only conditions to employees in fiscal 2013. In fiscal year 2014, we began issuing RSUs subject to market- and service-based conditions to employees. All RSUs vest at the end of a four year term subject to achievement of market conditions for those RSUs with market conditions. We determine the fair value of RSUs subject to service-based only conditions using the closing stock price on the

Notes to consolidated financial statements—(Continued)

date of grant, and value them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period, adjusted for estimated forfeitures. We determine the fair value of RSUs subject to market- and service-based conditions using a Monte Carlo simulation, and value them as a single award with the related compensation cost recognized using a straight-line attribution method over the vesting period, adjusted for estimated forfeitures. Employees received 85,219 RSUs during the fiscal year ended May 31, 2014 with a closing stock price on the date of grant of $70.68, of which 54,512 are market- and service-based awards and the remaining are service-based awards. The total fair value for the market- and service-based RSUs granted in 2014 is $2,919,970, and the underlying valuation inputs included a risk-free interest rate of .78% and a range of volatilities of 18% to 71%. Employees received 95,120 service-based RSUs during the fiscal year ended May 31 2013, with a closing stock price on the date of grant of $55.92.

We have provided additional stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program which was settled during fiscal year 2012. At May 31, 2014, outstanding stock appreciation rights totaled 133,315 shares and deferred compensation agreements to be settled in common stock totaled 5,495 shares.

Common stock totaling 3.9 million shares at May 31, 2014 and 4.2 million shares at May 31, 2013 have been reserved for the settlement of stock-based compensation.

Total stock-based compensation included in selling, general and administrative expense was $6.7 million in 2014, $9.5 million in 2013 and $2.4 million in 2012. Prior to effects of the January 4, 2013 stock appreciation rights agreement and the deferred compensation agreements noted below, the impact of changes in our company’s stock price on stock-based awards previously accounted for as liabilities increased stock-based compensation $4.7 million in 2013 and reduced stock-based compensation $2.6 million in 2012.

We did not recognize any tax expense or benefit in our statements of operations for stock-based compensation in fiscal year 2014. Total tax expense recognized in our statements of operations for stock-based compensation was $1.0 million in fiscal year 2013 and less than $0.1 million in fiscal year 2012. No cash tax benefit was realized for stock-based compensation in fiscal years 2014, 2013 or 2012.

As of May 31, 2014, the total unrecognized stock-based compensation expense was $11.2 million. We currently expect to recognize approximately $4.7 million of this expense in fiscal year 2015, $3.9 million in fiscal year 2016, $2.5 million in fiscal year 2017 and $0.1 million in fiscal year 2018.

Effective January 4, 2013, the outstanding stock appreciation rights agreement was extended and modified to require settlement in shares instead of cash. Also effective December 28, 2012, deferred compensation agreements totaling 101,790 shares were settled with shares. The results of these changes were insignificant to compensation expense. In addition, as a result of the changes, the Company no longer experiences volatility in compensation expense due to the changes in the Company’s stock price.

8. Retirement plans

Defined Benefit Plans.    Approximately 600 employees and retirees of our subsidiary, Riverside Cement Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. In addition, substantially all of our executive and certain managerial employees are covered by a series of financial security plans that are non-qualified defined benefit plans. The financial security plans require deferral of a portion of a participant’s salary and provide retirement, death and disability benefits to participants. We use a measurement date of May 31 for each of our pension and postretirement benefit plans.

Notes to consolidated financial statements—(Continued)

The Riverside defined benefit pension plan (“Pension Plan”) was amended during the first quarter of fiscal year 2013. This amendment provides that all benefit accruals under the Pension Plan shall cease effective December 31, 2012 and the Pension Plan was frozen as of that date. The amendment was designed to reduce future pension costs and provide that, effective December 31, 2012, all future benefit accruals under the Pension Plan will automatically cease for all participants, and the accrued benefits under the Pension Plan were determined and frozen as of that date.

The Riverside postretirement health benefit plan (“Benefit Plan”) was amended effective January 1, 2014. This amendment discontinued medical coverage for all retirees and the subsidy for Medicare eligible retirees. The Benefit Plan continues to provide a subsidy to retirees not eligible for Medicare.

Expenses associated with our defined benefit pension plan, postretirement health benefit plan, and financial security plans are included in the computation of total employee benefit cost, which is allocated to cost of products sold and to selling, general, and administrative in the consolidated statements of operations.

The pension and other benefit obligations recognized on our consolidated balance sheets totaled $71.7 million at May 31, 2014 and $77.1 million at May 31, 2013, of which $3.9 million at May 31, 2014 and $3.8 million at May 31, 2013 were classified as current liabilities.

The cumulative postretirement benefit plan adjustment recognized as other comprehensive loss on our consolidated balance sheets totaled $15.8 million (net of tax of $1.0 million) at May 31, 2014 and $18.4 million (net of tax of $2.5 million) at May 31, 2013.

The pretax changes in accumulated other comprehensive loss consist of the following:

	Pension Benefits		Other Benefits
In thousands	2014	2013	2014	2013
Net actuarial loss at beginning of year	$21,120	$28,968	$2,460	$5,066
Amortization of actuarial loss	(615)	(1,381)	(226)	(515)
Current period net actuarial loss (gain)	120	(6,467)	(4,323)	(2,091)

Net actuarial loss at the end of year	$20,625	$21,120	$(2,089)	$2,460

Net prior service credit at beginning of year	$—	$—	$(2,770)	$(3,545)
Amortization of prior service credit	—	—	1,031	775

Net prior service credit at the end of year	$—	$—	$(1,739)	$(2,770)

The pretax amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic postretirement benefit cost (credit) in 2015 are as follows:

In thousands	Pension Benefits	Other Benefits
Net actuarial loss	$664	$279
Prior service credit	—	(1,388)

	$664	$(1,109)

Notes to consolidated financial statements—(Continued)

Riverside Defined Benefit Plans.    The amount of the defined benefit pension plan and postretirement health benefit plan expense for the fiscal year ended May 31 was as follows:

	Defined Pension Benefit			Health Benefit
In thousands	2014	2013	2012	2014	2013	2012
Service cost	$—	$339	$537	$73	$106	$98
Interest cost	2,733	2,613	3,040	196	352	415
Expected return on plan assets	(3,404)	(3,059)	(3,108)	—	—	—
Amortization of prior service credit	—	—	—	(1,031)	(775)	(775)
Amortization of net actuarial loss	615	1,381	1,722	226	515	566

	$(56)	$1,274	$2,191	$(536)	$198	$304

Weighted average assumptions used to determine net cost
Assumed discount rate	4.50%	3.90%	5.35%	4.55%	4.35%	5.35%
Assumed long-term rate of return on pension plan assets	7.30%	7.30%	7.60%	—	—	—
Average long-term pay progression	N/A	3.00%	3.00%	—	—	—

Unrecognized prior service costs and credits and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans.

We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. We expect to make contributions of $2.7 million in 2015.

Notes to consolidated financial statements—(Continued)

Obligation and asset data for the defined benefit pension plan and postretirement health benefit plan at May 31 were as follows:

	Defined Pension Benefit		Health Benefit
In thousands	2014	2013	2014	2013

Change in projected benefit obligation
Benefit obligation at beginning of year	$62,389	$66,121	$6,293	$8,168
Service cost	—	339	73	106
Interest cost	2,733	2,613	196	352
Participant contributions	—	—	87	168
Amendment/Curtailment	—	(2,228)	(4,539)	—
Benefits paid	(3,566)	(3,511)	(218)	(410)
Actuarial loss (gain)	1,718	(945)	235	(2,091)

Benefit obligation at end of year	$63,274	$62,389	$2,127	$6,293

Change in plan assets
Fair value of plan assets at beginning of year	$47,174	$40,028	$—	$—
Actual return on plan assets	5,002	6,353	—	—
Employer contributions	2,308	4,304	131	241
Benefits paid	(3,566)	(3,511)	(131)	(241)

Fair value of plan assets at end of year	$50,918	$47,174	$—	$—

Funded status at end of year	$(12,356)	$(15,215)	$(2,127)	$(6,293)

Weighted average assumptions used to determine benefit obligations
Assumed discount rate	4.40%	4.50%	4.25%	4.55%

Accumulated benefit obligation for the defined benefit pension plan was $63.3 million at May 31, 2014 and $62.4 million at May 31, 2013.

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $3.5 million, $3.6 million, $3.7 million, $3.8 million and $3.9 million and for the five-year period thereafter an aggregate of $20.0 million.

Authoritative accounting guidance for fair value measures provides a framework for measuring fair value. The framework establishes a three-level value hierarchy based on the nature of the information used to measure fair value. The fair value of all the defined benefit pension plan assets is based on quoted prices in active markets for identical assets which are considered Level 1 inputs within the hierarchy. The total estimated fair value of the plan assets at May 31 were as follows:

In thousands	2014	2013
Cash and cash equivalents	$920	$969

Mutual funds
Equity	31,088	28,713
Fixed income	18,910	17,492

Fair value of plan assets at end of year	$50,918	$47,174

Notes to consolidated financial statements—(Continued)

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long term objective of averaging approximately 60% in equity securities and 40% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 7.30% for 2014 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocations. The current allocation of plan assets has a long-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2014 and 2013, and the target asset allocation for 2015, by asset category were as follows

% of Plan Assets	2014	2013	Target 2015
Equity securities	61%	61%	60%
Fixed income securities	39%	39%	40%

	100%	100%	100%

The assumed health care cost trend rate for the next year attributed to all participant age groups is 9% declining to an ultimate trend rate of 5% in 2022. The effect of increasing or decreasing the health care cost trend rates by one percentage point would increase the health benefit obligation by approximately $48,713 or decrease the health benefit obligation by approximately $42,036 and increase or decrease the plan expense by approximately $15,000.

The estimated future benefit payments under the postretirement health benefit plan for each of the five succeeding years are $0.1 million, $0.1 million, $0.1 million, $0.1 million and $0.2 million and for the five-year period thereafter an aggregate of $0.9 million.

Financial Security Defined Benefit Plans.    The amount of financial security plan benefit expense and the projected financial security plan benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 4.35% in 2014 and 4.30% in 2013. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the consolidated balance sheet.

The financial security defined benefit plans were amended during the second quarter of fiscal year 2013. This amendment provides that effective December 31, 2012, the plans were frozen.

The amount of financial security plan benefit expense for the year ended May 31 was as follows:

In thousands	2014	2013	2012
Service cost	$2,145	$2,370	$2,147
Interest cost	2,435	2,364	2,517
Recognized actuarial loss (gain)	888	(38)	4,366

	$5,468	$4,696	$9,030

Notes to consolidated financial statements—(Continued)

The following provides a reconciliation of the financial security plan benefit obligation.

In thousands	2014	2013

Change in projected benefit obligation
Benefit obligation at beginning of year	$55,603	$54,230
Service cost	2,145	2,370
Interest cost	2,435	2,364
Recognized actuarial loss (gain)	888	(38)
Benefits paid	(3,826)	(3,323)

Benefit obligation at end of year	$57,245	$55,603

Funded status at end of year	$(57,245)	$(55,603)

The financial security plans are unfunded and benefits are paid as they become due. The estimated future benefit payments under the plans for each of the five succeeding years are $3.8 million, $4.4 million, $4.5 million, $4.5 million and $4.6 million and for the five-year period thereafter an aggregate of $20.8 million.

Defined Contribution Plans.    Substantially all of our employees are covered by a series of defined contribution retirement plans. The amount of expense charged to employee benefit cost for these plans was less than $0.1 million in 2014, $0.5 million in 2013 and $1.2 million in 2012.

9. Income taxes

The income tax provision (benefit) from continuing operations are composed of:

In thousands	2014	2013	2012
Current	$(2,296)	$(110)	$964
Deferred	660	(13,656)	(2,605)

	$(1,636)	$(13,766)	$(1,641)

A reconciliation of income taxes from continuing operations at the federal statutory rate to the preceding benefit follows:

In thousands	2014	2013	2012
Taxes at statutory rate	$(11,701)	$(8,491)	$100
Additional statutory depletion	(5,060)	(2,967)	(2,485)
State income taxes	818	(347)	519
Nontaxable insurance benefits	(1,694)	(1,317)	(1,219)
Stock-based compensation	(198)	(501)	823
Valuation allowance	17,923	—	—
Other—net	(1,724)	(143)	621

	$(1,636)	$(13,766)	$(1,641)

Notes to consolidated financial statements—(Continued)

The components of the net deferred tax asset at May 31 are summarized below.

In thousands	2014	2013

Deferred tax assets
Deferred compensation	$21,258	$20,832
Inventory costs	3,524	11,231
Accrued expenses not currently tax deductible	10,840	8,092
Transaction costs	2,837	—
Pension and other postretirement benefits	6,046	7,493
Alternative minimum tax credit carryforward	28,808	28,808
Net operating loss carryforward	182,252	148,020
Other	8,945	7,412

Total deferred tax assets	264,510	231,888
Valuation allowance	(22,141)	(3,639)

Net deferred tax assets	242,369	228,249

Deferred tax liabilities
Property, plant and equipment	211,446	196,220
Goodwill	1,077	457
Deferred real estate gains	22,231	20,044
Other	3,939	4,824

Total deferred tax liabilities	238,693	221,545

Net deferred tax asset	3,676	6,704
Less current deferred tax asset	12,081	18,774

Long-term deferred tax liability	$(8,405)	$(12,070)

We made income tax payments of $0.7 million in 2014, $0.5 million in 2013 and $0.4 million in 2012, and received income tax refunds of $0.5 million in 2014, $0.3 million in 2013 and $0.1 million in 2012.

As of May 31, 2014, we had an alternative minimum tax credit carryforward of $28.8 million. The credit, which does not expire, is available for offset against future regular federal income tax. We had $510.6 million in federal net operating loss carryforwards, which includes the benefit from excess stock option deductions that are not included in the net operating loss carryforward deferred tax asset. The federal net operating losses, which begin to expire in 2030, may be carried forward twenty years and offset against future federal taxable income. We had $124.1 million in state net operating loss carryforwards which includes the benefit from excess stock option deductions that are not included in the net operating loss carryforward deferred tax asset. The state net operating losses, which begin to expire in 2014, may be carried forward from five to twenty years depending on the state jurisdiction.

Under special tax rules, the “Section 382 Limitation”, cumulative stock ownership changes among material shareholders exceeding fifty percent during a three-year period can potentially limit a company’s future use of net operating losses, tax credits and certain “built-in losses” or deductions (tax attributes). The Section 382 Limitation may be increased by certain “built-in gains” as provided by current IRS guidance. We had an ownership change in 2009. However, Management does not believe the Section 382 Limitation impacts the recorded value of deferred taxes or realization of our tax attributes.

Notes to consolidated financial statements—(Continued)

Management reviews our deferred tax position and in particular our deferred tax assets whenever circumstances indicate that the assets may not be realized in the future and records a valuation allowance unless such deferred tax assets are deemed more likely than not to be recoverable. The ultimate realization of these deferred tax assets depends upon various factors including the generation of taxable income during future periods. The Company’s deferred tax assets exceeded deferred tax liabilities as of May 31, 2014 and 2013, respectively. Management has concluded that the sources of taxable income we are permitted to consider do not more likely than not assure the realization of the entire amount of our net deferred tax assets. Accordingly, a valuation allowance is required due to the uncertainty of realizing the deferred tax assets. We have $22.1 million in valuation allowances recorded against our net deferred tax assets as of May 31, 2014.

The amount of income tax we pay is subject to ongoing audits by federal and state authorities which may result in proposed assessments. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, judicial rulings, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of a matter differs from the amounts recorded, such difference generally will impact our provision for income taxes in the period that includes its final resolution. Reserves for uncertain tax positions including related interest and penalties were not material at May 31, 2014 or 2013.

In addition to our federal income tax return, we file income tax returns in various state jurisdictions. We are no longer subject to income tax examinations by federal and state tax authorities for years prior to 2009. The Internal Revenue Service completed their review in fiscal 2013 of our federal income tax returns for 2007 through 2010 resulting in no adjustments.

10. Legal proceedings and contingent liabilities

In February 2014, following the announcement of the proposed merger between the Company and Martin Marietta Materials, Inc. (“Martin Marietta”), a purported stockholder of the Company filed a putative class action lawsuit against the Company and members of its board, and against Martin Marietta and one of its affiliates, in the United States District Court for the Northern District of Texas, captioned Maxine Phillips, Individually and on Behalf of all Others Similarly Situated v. Texas Industries, Inc., et al., Case 3:14-cv-00740-B. The plaintiff alleges in an amended complaint, among other things, (i) that members of the Company’s board breached their fiduciary duties to stockholders by failing to fully disclose material information regarding the proposed transaction and by adopting the merger agreement for inadequate consideration and pursuant to an inadequate process, (ii) that Martin Marietta and one of its affiliates aided and abetted the Company’s board in their alleged breaches of fiduciary duty, and (iii) that the registration statement filed with the Securities and Exchange Commission in connection with the merger contains certain material misstatements and omissions in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934. The plaintiff seeks, among other things, injunctive relief enjoining the Company and Martin Marietta from proceeding with the merger, rescission in the event that the merger is consummated, damages and an award of attorneys’ fees and other fees and costs. The Company believes that the claims are without merit.

We are subject to federal, state and local environmental laws, regulations and permits concerning, among other matters, air emissions and wastewater discharge. We intend to comply with these laws, regulations and permits. However, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain of these laws, regulations and permits, or from private parties alleging that our operations have injured them or their property. It is possible that we could be held liable for future charges which might be material but are not currently known or

Notes to consolidated financial statements—(Continued)

estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

In March 2008, the South Coast Air Quality Management District, or SCAQMD, informed one of our subsidiaries, Riverside Cement Company “Riverside”, that it believed that operations at the Crestmore cement plant in Riverside, California caused the level of hexavalent chromium, or chrome 6, in the air in the vicinity of the plant to be elevated above ambient air levels. Chrome 6 has been identified by the State of California as a carcinogen. Riverside immediately began taking steps, in addition to its normal dust control procedures, to reduce dust from plant operations and eliminate the use of open clinker stockpiles. In February 2008, the SCAQMD placed an air monitoring station at the downwind property line closest to the open clinker stockpiles. In the SCAQMD’s first public report of the results of its monitoring, over the period of February 12 to April 9, 2008, the average level of chrome 6 was 2.43 nanograms per cubic meter, or ng/m³. Since that time, the average level has decreased. The average levels of chrome 6 reported by the SCAQMD at all of the air monitoring stations in areas around the plant, including the station at the property line, are below 1.0 ng/m³ over the entire period of time it has operated the stations. The SCAQMD compared the level of exposure at the air monitor on our property line with the following employee exposure standards established by regulatory agencies:

Occupational Safety and Health Administration	5,000 ng/m³
National Institute for Occupational Safety and Health	1,000 ng/m³
California Environmental Protection Agency	200 ng/m³

In public meetings conducted by the SCAQMD, it stated that the risk of long term exposure immediately adjacent to the plant is similar to living close to a busy freeway or rail yard, and it estimated an increased risk of 250 to 500 cancers per one million people, assuming continuous exposure for 70 years. Riverside has not determined how this particular risk number was calculated by SCAQMD. However, the Riverside Press Enterprise reported in a May 30, 2008 story that “John Morgan, a public health and epidemiology professor at Loma Linda University, said he looked at cancer cases reported from 1996 to 2005 in the census tract nearest the plant and found no excess cases. That includes lung cancer, which is associated with exposure to hexavalent chromium.”

In late April 2008, a lawsuit was filed in Riverside County Superior Court of the State of California styled Virginia Shellman, et al. v. Riverside Cement Holdings Company, et al . The lawsuit against three of our subsidiaries purports to be a class action complaint for medical monitoring for a putative class defined as individuals who were allegedly exposed to chrome 6 emissions from our Crestmore cement plant. The complaint alleges an increased risk of future illness due to the exposure to chrome 6 and other toxic chemicals. The suit requests, among other things, establishment and funding of a medical testing and monitoring program for the class until their exposure to chrome 6 is no longer a threat to their health, as well as punitive and exemplary damages.

Since the Shellman lawsuit was filed, five additional putative class action lawsuits have been filed in the same court. The putative class in each of these cases is the same as or a subset of the putative class in the Shellman case, and the allegations and requests for relief are similar to those in the Shellman case. As a consequence, the court has stayed four of these lawsuits until the Shellman lawsuit is finally determined.

Since August 2008, additional lawsuits have been filed in the same court against Texas Industries, Inc. or one or more of our subsidiaries containing allegations of personal injury and wrongful death by approximately 3,000 individual plaintiffs who were allegedly exposed to chrome 6 and other toxic or harmful substances in the air,

Notes to consolidated financial statements—(Continued)

water and soil caused by emissions from the Crestmore plant. The court has dismissed Texas Industries, Inc. from the suits, and our subsidiaries operating in Texas have been dismissed by agreement with the plaintiffs. Most of our subsidiaries operating in California remain as defendants. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 2,000 plaintiffs.

Since January 2009, additional lawsuits have been filed against Texas Industries, Inc. or one or more of our subsidiaries in the same court involving similar allegations, causes of action and requests for relief, but with respect to our Oro Grande, California cement plant instead of the Crestmore plant. The suits involve approximately 300 individual plaintiffs. Texas Industries, Inc. and our subsidiaries operating in Texas have been similarly dismissed from these suits. The court has dismissed from these suits plaintiffs that failed to provide required information, leaving approximately 250 plaintiffs. Prior to the filing of the lawsuits, the air quality management district in whose jurisdiction the plant lies conducted air sampling from locations around the plant. None of the samples contained chrome 6 levels above 1.0 ng/m³.

The plaintiffs allege causes of action that are similar from suit to suit. Following dismissal of certain causes of action by the court and amendments by the plaintiffs, the remaining causes of action typically include, among other things, negligence, intentional and negligent infliction of emotional distress, trespass, public and private nuisance, strict liability, willful misconduct, fraudulent concealment, unfair business practices, wrongful death and loss of consortium. The plaintiffs generally request, among other things, general and punitive damages, medical expenses, loss of earnings, property damages and medical monitoring costs. At the date of this report, none of the plaintiffs in these cases has alleged in their pleadings any specific amount or range of damages. Some of the suits include additional defendants, such as the owner of another cement plant located approximately four miles from the Crestmore plant or former owners of the Crestmore and Oro Grande plants.

Discovery is proceeding in all of the suits, and the trial for the claims of 14 of the individual plaintiffs is currently scheduled to begin in January, 2015. No trial date has been set in the class action suits or for other individual plantiffs. We are vigorously defending all of these suits but we cannot predict what liability, if any, could arise from them. We also cannot predict whether any other suits may be filed against us alleging damages due to injuries to persons or property caused by claimed exposure to chrome 6.

We are defendants in other lawsuits that arose in the ordinary course of business. In our judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on our consolidated financial position or results of operations.

11. Business segments

We have three business segments: cement, aggregates and concrete. Our business segments are managed separately along product lines. Through the cement segment we produce and sell gray portland cement as our principal product, as well as specialty cements. Through the aggregates segment we produce and sell stone, sand and gravel as our principal products. Previously, the aggregates segment included our expanded shale and clay lightweight aggregates which has been classified as discontinued operations in the current period and all prior periods. Therefore, amounts for these operations are not included in the information presented below. Through the concrete segment we produce and sell ready-mix concrete as our principal product. We account for intersegment sales at market prices. Segment operating profit consists of net sales less operating costs and expenses. Corporate includes those administrative, financial, legal, human resources, environmental and real estate activities which are not allocated to operations and are excluded from segment operating profit. Identifiable assets by segment are those assets that are used in each segment’s operation. Corporate assets consist primarily of cash and cash equivalents, real estate and other financial assets not identified with a business segment.

Notes to consolidated financial statements—(Continued)

The following is a summary of operating results and certain other financial data for our business segments.

In thousands	2014	2013	2012

Net sales
Cement
Sales to external customers	$373,808	$336,614	$268,886
Intersegment sales	74,313	44,890	46,407
Aggregates
Sales to external customers	140,526	128,901	96,212
Intersegment sales	49,145	26,705	21,145
Concrete
Sales to external customers	397,798	231,566	229,007
Intersegment sales	118	162	2,721
Eliminations	(123,576)	(71,757)	(70,273)

Total net sales	$912,132	$697,081	$594,105

Segment operating profit
Cement	$40,448	$44,062	$20,488
Aggregates	25,701	14,443	25,370
Concrete	12,882	(10,132)	25,035

Total segment operating profit	79,031	48,373	70,893
Corporate	(35,239)	(39,826)	(35,771)
Merger charges	(7,690)	—	—
Interest	(69,533)	(32,807)	(34,835)

Income (loss) from continuing operations before income taxes	$(33,431)	$(24,260)	$287

Identifiable assets
Cement	$1,157,369	$1,174,879	$1,135,336
Aggregates	156,021	168,255	219,074
Concrete	196,565	182,839	90,717
Corporate	115,919	109,852	131,801

Total assets	$1,625,874	$1,635,825	$1,576,928

Depreciation, depletion and amortization
Cement	$52,204	$35,219	$35,078
Aggregates	11,054	13,053	14,231
Concrete	13,087	9,353	8,981
Corporate	1,086	988	1,148

Total depreciation, depletion and amortization	$77,431	$58,613	$59,438

Capital expenditures
Cement	$19,508	$77,793	$78,618
Aggregates	6,052	4,298	20,979
Concrete	4,086	8,820	4,569
Corporate	4,432	1,607	1,817

Total capital expenditures	$34,078	$92,518	$105,983

Net sales by product
Cement	$338,472	$301,106	$232,007
Stone, sand and gravel	92,241	83,333	64,393
Ready-mix concrete	397,332	231,195	182,418
Other products	11,541	10,758	50,409
Delivery fees	72,546	70,689	64,878

Total net sales	$912,132	$697,081	$594,105

Notes to consolidated financial statements—(Continued)

All sales were made in the United States during the periods presented with no single customer representing more than ten percent of sales.

Cement segment operating profit includes a gain from the sales of emission credits associated with our Crestmore cement plant in Riverside, California of $2.5 million in 2012.

Concrete operating profit includes a gain of $2.2 million in 2014 and $1.6 million in 2012 from the exchange of certain ready-mix operations in Houston, Texas for ready-mix and aggregates operations that serve the Austin, Texas metropolitan market.

Corporate operating profit includes a gain of $6.0 million from the sale of real estate land.

Operating profit includes $2.0 million in restructuring charges in 2012, including $1.1 million associated with our cement operations, $0.4 million associated with our aggregate operations, $0.5 million associated with our ready-mix concrete operations. An additional $1.2 million in restructuring charges in 2012 is associated with our corporate activities.

Capital expenditures in connection with the expansion of our Hunter, Texas cement plant for the year ended May 31, 2014 were $7.1 million consisting solely of interest paid that was capitalized in the prior year period ended May 31, 2013. Capital expenditures incurred in connection with the expansion of our Hunter, Texas cement plant was $75.3 million in 2013 and $72.9 million in 2012 of which $38.5 million in 2013 and $32.3 million in 2012 was capitalized interest paid.

Capital expenditures for normal replacement and upgrades of existing equipment and acquisitions to sustain existing operations were $34.1 million in 2014, $25.4 million in 2013 and $33.4 million in 2012, of which $18.0 million was incurred to acquire aggregate reserves in 2012.

All of our identifiable assets are located in the United States.

12. Merger agreement

On January 27, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Martin Marietta and Project Holdings, Inc. (“Merger Sub”), a wholly owned subsidiary of Martin Marietta. Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Martin Marietta. At the effective time of the merger, each outstanding share of Company common stock will be exchanged for 0.70 of a share of Martin Marietta common stock. The Merger Agreement was unanimously approved by the Boards of Directors of the Company and Martin Marietta.

The Merger Agreement was approved on June 26, 2014 by the U.S. Department of Justice resulting in the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. As a result of the approval, Martin Marietta will divest two rail yards in Texas, and an aggregate quarry in Oklahoma. The Company does not believe this divestment to have a material effect on the Merger.

On June 30, 2014, the shareholders of the Company voted unanimously to approve the Merger Agreement. Also, on June 30, 2014, the shareholders of Martin Marietta voted unanimously to approve the issuance of Martin Marietta common stock to the Company shareholders in accordance with the Merger Agreement.

The Company and Martin Marietta have now received all the necessary approvals and expect the merger to close promptly.

Notes to consolidated financial statements—(Continued)

13. Subsequent events

The Company evaluated subsequent events through July 1, 2014, the date the accompanying consolidated financial statements were issued.

Following the announcement of the proposed merger between Martin Marietta and TXI, a purported stockholder of Martin Marietta filed a putative class action lawsuit against Martin Marietta and members of the Martin Marietta board, and against TXI, collectively the Defendants, in the Supreme Court of the State of New York, County of New, captioned City Trading Fund, on Behalf of Itself and All Others Similarly Situated v. C. Howard Nye, et at., Index No. 651668/2014. The plaintiff alleges that Martin Marietta and its board members breached their fiduciary duties by failing to disclose material information in the joint proxy statement/prospectus filed by Martin Marietta and TXI for the merger between them, and that TXI aided and abetted such breach. The plaintiff seeks, among other things, injunctive relief enjoining TXI and Martin Marietta from proceeding with the merger absent additional disclosures, damages and an award of attorneys’ and other fees and costs.

In June 2014, counsel for the Defendants pertaining to two separate lawsuits (filed February 2014 and June 2014) related to the merger, entered into the memorandums of understanding (the “MOU”) with the plaintiffs pursuant to which Martin Marietta and TXI have agreed to make certain disclosures concerning the merger. In addition, the MOUs provide that, subject to approval by the Court after notice to the members of each plaintiff class (the “Class Members”), the lawsuits will be dismissed with prejudice and all claims, including derivative claims, that the Class Members may possess with regard to the merger will be released. In connection with the settlements, the plaintiffs’ counsel have expressed their intention to seek an award by the court of attorneys’ fees and expenses. The amount for attorneys’ fees and expenses is unknown at this time but the Company’s belief is it will not have a material adverse effect on its financial condition.

Martin Marietta intends to refinance the Company’s 9.25% senior notes prior to August 14, 2015, resulting in a make whole premium in accordance with the terms of the Indenture.

The Company will be liable for certain contingent fees due to its investment bankers of an additional $14.4 million and to its attorneys an additional $2.5 million upon the closing of the merger with Martin Marietta, which have not been accrued in the Company’s consolidated balance sheet as of May 31, 2014.

Notes to consolidated financial statements—(Continued)

Quarterly financial information (Unaudited)

The following is a summary of quarterly financial information (in thousands except per share).

2014	Aug.	Nov.	Feb.	May
Net sales	$233,082	$208,892	$207,828	$262,330
Gross profit	30,666	14,157	11,993	43,814
Net income (loss) from continuing operations	429	(17,640)	(21,769)	7,185
Net income from discontinued operations	—	—	—	1,347
Net income (loss)	429	(17,640)	(21,769)	8,532

Net income (loss) per share from continuing operations:
Basic earnings (loss) per share	$0.02	$(0.62)	$(0.76)	$0.25
Diluted earnings (loss) per share	$0.01	$(0.62)	$(0.76)	$0.24

Net income from discontinued operations:
Basic earnings per share	$—	$—	$—	$0.05
Diluted earnings per share	$—	$—	$—	$0.05

Net income (loss):
Basic earnings (loss) per share	$0.02	$(0.62)	$(0.76)	$0.30
Diluted earnings (loss) per share	$0.01	$(0.62)	$(0.76)	$0.29

2013	Aug.	Nov.	Feb.	May
Net sales	$174,523	$167,693	$141,359	$213,506
Gross profit	15,200	11,754	12,324	28,000
Net income (loss) from continuing operations	(7,396)	(10,189)	(8,513)	15,604
Net income from discontinued operations	4,738	(933)	2,699	28,540
Net income (loss)(1)	(2,658)	(11,122)	(5,814)	44,144

Net income (loss) per share from continuing operations:
Basic earnings (loss) per share	$(0.26)	$(0.36)	$(0.30)	$0.55
Diluted earnings (loss) per share	$(0.26)	$(0.36)	$(0.30)	$0.55

Net income (loss) from discontinued operations:
Basic earnings (loss) per share	$0.18	$(0.04)	$0.10	$1.00
Diluted earnings (loss) per share	$0.18	$(0.04)	$0.10	$0.99

Net income (loss):
Basic earnings (loss) per share	$(0.08)	$(0.40)	$(0.20)	$1.55
Diluted earnings (loss) per share	$(0.08)	$(0.40)	$(0.20)	$1.54

(1)	During the May 2013 quarter, we entered into an asset exchange transaction that resulted in the recognition of a gain of $41.1 million reported in our aggregate segment.

$500,000,000

Martin Marietta Materials, Inc.

2.500% Senior Notes due 2030

Prospectus Supplement

Deutsche Bank Securities

J.P. Morgan

Wells Fargo Securities

SunTrust Robinson Humphrey

PNC Capital Markets LLC

Regions Securities LLC

MUFG

Comerica Securities

Siebert Williams Shank

March 5, 2020